Registration File No. 333-
811-9075
 As filed with the Securities and Exchange Commission on October 1 , 2021

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
PRE-EFFECTIVE AMENDMENT NO. ☐
POST-EFFECTIVE AMENDMENT NO. ☐
ON FORM N-6 TO REGISTRATION STATEMENT ON FORM S-6

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 15 ☒
(CHECK APPROPRIATE BOX OR BOXES.)

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT LMB-V
(EXACT NAME OF REGISTRANT)

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(NAME OF DEPOSITOR)

1301 S. Harrison Street
Fort Wayne, Indiana 46802
(ADDRESS OF DEPOSITOR’S PRINCIPAL EXECUTIVE OFFICES)

DEPOSITOR’S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 357-9500

Craig Beazer, Esq.
The Lincoln National Life Insurance Company
150 North Radnor Chester Road
Radnor, PA 19087
(NAME AND ADDRESS OF AGENT FOR SERVICE)

Copies to:
Jassmin McIver-Jones
The Lincoln National Life Insurance Company
100 N. Green Street
Greensboro, North Carolina 27401

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Supplement dated October 1, 2021
to the Prospectus dated October 1, 2021 for
New York Preferred Advisor Individual Flexible Purchase Payment Deferred Variable Annuity Contracts (“New York Preferred Advisor Contracts”)
Issued by
The Lincoln National Life Insurance Company (“Lincoln Life”)
Lincoln Life Variable Annuity Account LMB-K
And to the Prospectuses dated October 1, 2021 for
Modified Single Payment Variable Life Insurance Contracts (“Modified Single Payment Contracts”)
And
Flexible Premium Variable Life Insurance Contracts (“Flexible Premium Contracts”)
Issued by
Lincoln Life
Lincoln Life Flexible Premium Variable Life Account LMB-V

This Supplement provides additional information to that contained in the prospectuses (the “Prospectuses”) for the New York Preferred Advisor, Modified Single Payment and Flexible Premium Contracts (collectively, the “Contracts”). Please read this Supplement carefully and keep it with your Contract Prospectus for future reference.
On October 1, 2021, the Lincoln Life Assurance Company of Boston (“Lincoln Life of Boston”), a wholly owned subsidiary of Lincoln Life, merged with and into Lincoln Life with Lincoln Life remaining as the surviving company following the merger (the “Merger”).  Prior to the Merger, the New York Preferred Advisor Contracts were funded by Variable Account K of Lincoln Life of Boston and the Modified Single Payment and Flexible Premium Contracts were funded by the LLAC Variable Account of Lincoln Life of Boston (together, the “Separate Accounts”).  The two (2) Separate Accounts were registered with the Securities and Exchange Commission (“SEC”) as unit investment trusts under the Investment Company Act of 1940 (the “1940 Act”) and Lincoln Life of Boston was the depositor for each Separate Account, and as such, legal owner of the assets of each Separate Account.  Lincoln Life of Boston and each Separate Account were co-issuers of the Contracts funded by the Separate Account.
As a result of the Merger, Lincoln Life of Boston’s corporate existence ceased by operation of law, and Lincoln Life replaced Lincoln Life of Boston as the depositor of the Separate Accounts and co-issuer of the Contracts. Variable Account K of Lincoln Life of Boston was renamed Lincoln Life Variable Annuity Account LMB-K (the “Variable Annuity Account”) and LLAC Variable Account of Lincoln Life of Boston was renamed Lincoln Life Flexible Premium Variable Life Account LMB-V (the “Variable Life Account” and, together with the Variable Annuity Account, the “Variable Accounts”).  Lincoln Life assumed legal ownership of the assets of the Variable Accounts, and became responsible for Lincoln Life of Boston’s liabilities and obligations with respect to all outstanding Contracts.

Other than Lincoln Life becoming responsible for providing the benefits under the Contracts, the Merger did not affect the terms of, or the rights and obligations under, the Contracts. The Merger did not dilute or otherwise adversely affect the economic interests of owners of the Contracts.  Contract owners experienced no change in their respective contract values, and no charges have been or will be imposed and no other deductions have been or will be made under the Contracts as a result of the Merger.  There are no tax consequences to Contract owners as a result of the Merger.

The Variable Accounts continue to be registered with the SEC as unit investment trusts under the 1940 Act and the protections afforded by that Act continue to be provided to Contract owners.  A new principal underwriter has been appointed for each Variable Account.  Information about the principal underwriter for each Variable Account is included in the applicable Contract Prospectus.  The Contracts are no longer offered to new purchasers, however, Contract owners can continue to make additional purchase payments under their Contract.

For additional information about the Contracts, please refer to your Contract Prospectus.  If you have any questions about the Merger, you may contact Protective Life Insurance Company, the administrator for the Variable Accounts and the Contracts, by writing Protective Life at P.O. Box 10648 Birmingham, AL 35202-0648 or calling toll free at 800-456-6330.

Flexible Premium
Variable Life Insurance Contracts
issued by
The Lincoln National Life Insurance Company
in connection with its
Lincoln Life Flexible Premium Variable Live Account LMB-V
1301 S. Harrison Street
Fort Wayne, Indiana 46802	Service Center Customer Service Post Office Box 1928 Birmingham, Alabama 35201-1928 1-800-451-7065

This prospectus describes Flexible Premium Variable Life Insurance Contracts (the "Contract" or "Contracts") offered by Lincoln National Life Insurance Company ("we", "our" or "Lincoln") for prospective insured persons who meet our Age and underwriting standards. The Contracts are designed to provide life insurance benefits for the Insured and investment opportunities for long-term financial objectives. The Contracts are not designed for short-term trading strategies involving frequent transfers of Contract values. Please read this prospectus carefully and retain it for future reference. The Contract is currently not offered to new purchasers.

The Contracts currently offer multiple investment options, each of which is a Sub-Account of Lincoln Life Flexible Premium Variable Life Account LMB-V (the "Variable Account") and invests in a series (a "Portfolio") of the following investment companies:

AIM Variable Insurance Funds
Columbia Funds Variable Insurance Trust
Columbia Funds Variable Insurance Trust I

BNY Mellon Investment Advisor, Inc.
BNY Mellon Investment Portfolios
BNY Mellon Variable Investment Fund
Franklin Templeton Variable Insurance Products Trust
MFS® Variable Insurance Trust

Please refer to the Investment Options section for a complete listing of the Portfolios in which the Sub-Accounts invest. Not all of the Sub-Accounts may be available under your Contract. This prospectus is valid only if accompanied by the current prospectuses for the Portfolios. If any of those Prospectuses are missing or outdated, please call or write to us at our service center at the telephone number or address given above and we will send a replacement or current version.

The Owner ("you") also can allocate all or a part of your Contract's value to the Fixed Account, which credits a specified rate of interest.

No claim is made that this variable life insurance contract is in any way similar or comparable to a systematic investment plan of a mutual fund.

In certain states the Contracts may be offered as group contracts with individual ownership represented by Certificates. The discussion of Contracts in this prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise. The Contracts may not be available in all states.

It may not be advantageous for you to purchase variable life insurance to replace your existing insurance coverage or if you already own a variable life insurance contract.

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

The Contracts and the investments in the Portfolios are not insured by the FDIC or any other Federal Government agency, not deposits of, or guaranteed or endorsed by any bank or its subsidiaries, and involve investment risk, including the possible loss of value.

Neither the Securities and Exchange Commission nor any State Securities Commission Has Approved or Disapproved of these Securities or Passed upon the Adequacy or Accuracy of this Prospectus. Any Representation to the Contrary is a Criminal Offense.

The Date of this Prospectus is October 1, 2021

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This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. Lincoln does not authorize any information or representation regarding the offering described in this prospectus other than as contained in this prospectus.

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SUMMARY OF BENEFITS, RISKS & CHARACTERISTICS OF THE CONTRACTS

The following is a summary of the benefits, risks and characteristics of the Contracts. It is only a summary. Additional information on the Contracts' benefits, risks and characteristics can be found in the later sections of this prospectus. Capitalized terms used in this prospectus are defined where first used or in the Glossary of this prospectus.

Description and Benefits of the Contracts

Issuance and Underwriting. We will issue a Contract on the life of a prospective Insured who meets our Age and underwriting standards.

Death Benefit. The primary benefit of your Contract is life insurance coverage. While the Contract is in force, a Death Benefit will be paid to the Beneficiary when the Insured covered under the Contract dies. You or your Beneficiary may choose to receive the Death Benefit in a lump sum or under one of our proceeds options.

Choice of Death Benefit Options. The Contract offers a choice of two Death Benefits. Under Option 1, the Death Benefit will not be less than the then current Face Amount of your Contract less any outstanding loans. Under Option 2, the Death Benefit will not be less than the sum of the then current Face Amount of your Contract and your Account Value, less any outstanding loans. Under either option, the Death Benefit may equal a multiple of the Account Value, if that amount would be greater than the amount described above.

Coverage Guarantees. During defined periods of the Contracts, your Contract will not terminate, regardless of changes in its Account Value, as long as the specified Premiums have been paid and there are no loans outstanding. The terms and availability of the coverage guarantees differ in certain states.

Account Value. Your Contract has an Account Value. Your Account Value will vary with the performance of the Sub-Accounts, the amount of interest credited to the Fixed Account, and Net Premiums paid, partial withdrawals and charges assessed. The Contract provides you with the opportunity to take advantage of any increase in your Account Value due to positive investment performance of the Sub-Accounts, but you also bear the risk of any decrease due to negative investment performance. We do not guarantee a minimum Account Value.

Investment Options. The Contract currently offers a choice of Sub-Accounts to invest in within the Variable Account.

Fixed Account. In addition to the above-mentioned Sub-Accounts, you may also allocate all or part of your Account Value to the Fixed Account. Amounts allocated to the Fixed Account are guaranteed by Lincoln National Life Insurance Company and earn interest daily.

Flexibility. The Contracts are designed to be flexible to meet your specific life insurance needs. Within limitations, you can:

•  Choose the timing, amount and frequency of your Premium payments;

•  Increase or decrease the Contract's Face Amount;

•  Change the Death Benefit option;

•  Change the Beneficiary;

•  Change your investment selections.

Transfers. Within limitations, you may transfer your Account Value among the Sub-Accounts and the Fixed Account. We also offer two automated transfer programs: Dollar Cost Averaging and Asset Rebalancing. While we currently waive the transfer fee, we reserve the right to charge a transfer fee of up to $25 per transfer in certain circumstances.

Right to Return Period. You have a limited period of time after your Contract has been issued during which you can cancel the Contract and receive a refund. You generally may cancel the Contract by returning it to us within ten days after you receive it. In some states, however, this right to return period may be longer, as provided by state law. We will refund your Premium or Account Value, as provided by state law.

Surrender and Partial Withdrawals. You may surrender your Contract at any time and we will pay you its Surrender Value. After the first Contract Year, you may also withdraw a part of the Surrender Value. A partial withdrawal reduces the Account Value and may reduce the Face Amount of the Contracts and does not need to be paid back. We may deduct a withdrawal charge and/or a withdrawal fee at the time of surrender or partial withdrawal. Surrenders and partial withdrawals may have adverse tax consequences.

Loans. You may borrow up to 90% of the Surrender Value of your Contract as a Contract loan. The Contract secures the loan. Taking a loan may suspend coverage guarantees and may have adverse tax consequences. We will deduct any

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outstanding loan balance and unpaid loan interest we charge on Contract loans from any Death Benefit proceeds. Loans and/or accrued loan interest may be repaid while the Contract is in force.

Assignment. You may assign the Contract as collateral for a loan or other obligation. Collateral assignment of the Contract may have adverse tax consequences.

Tax Benefits. Under current tax law, you are not taxed on the Contract's earnings until you withdraw Account Value from your Contract.

Optional Insurance Benefits. There are a number of additional benefits you may be eligible to add to your Contract. Descriptions of the Optional Insurance Benefit Agreements we offer are provided in this prospectus See "Death Benefits and Optional Insurance Benefits — Optional Insurance Benefit Agreements." Some of these benefits may not be available in certain states.

Risks of the Contracts

Investment Performance. Account Value allocated to the Sub-Accounts may decline in value or may not perform to your expectations. You bear the investment risk of any Account Value invested in the Sub-Accounts.

Suitability. Variable life insurance is designed for long-term financial objectives. It is not suitable as a vehicle for short-term savings due to the Withdrawal Charge applicable to the Contract in the early years, which could exceed the Account Value. You should not purchase the Contract if you will need the Account Value in a short period of time or you do not plan to maintain your Planned Premium schedule.

Risk of Lapse. Your Contract could terminate if the Surrender Value becomes too low to support the Contract's charges and you do not have a coverage guarantee. If you discontinue or reduce your Planned Premium payments, the risk of lapse will likely increase. Adverse investment performance may also increase the risk of lapse unless a coverage guarantee is in effect.

Before the Contract terminates, you will have a Grace Period during which you will be notified in writing that your coverage may terminate unless you pay additional Premium.

Limitations on Access to Cash Value. Partial withdrawals are not available in the first Contract Year and are subject to minimums and maximums. A withdrawal fee is deducted from surrenders and partial withdrawals. During the first ten Contract Years or for ten years following a Face Amount increase, surrenders and partial withdrawals may be subject to a withdrawal charge.

Limitations on Transfers among the Sub-Accounts and the Fixed Account. We impose limits and restrictions on the number, timing, and processing requirements of transfer requests. While we currently are not charging a transfer fee, the Contract provides for a transfer fee of up to $25 per transfer in certain circumstances. To discourage frequent transfers of Account Value, we will impose restrictions on transfers in certain circumstances. We also impose special restrictions on Contracts using strategies involving frequent transfers of Account Value, whether by an individual or a third party authorized to initiate transfer requests on your behalf. Special limitations apply to transfers involving the Fixed Account. We reserve the right to modify or terminate the waiver of transfer fees or impose additional limitations on transfer privileges at any time.

Impact of Loans. Taking a loan from your Contract may increase the risk that your Contract will lapse. Outstanding loans will reduce the Death Benefit proceeds. Also, if your Contract lapses with an outstanding loan, adverse tax consequences can result.

Adverse Tax Consequences. Under current tax law, if your Contract becomes a "modified endowment contract" ("MEC"), loans or partial withdrawals from your Contract, or collateral assignments of your Contract, will be included in gross income on an income first basis. Also, if you receive these distributions before you have attained Age 59 1/2, you may be subject to a 10% penalty tax on the amount distributed.

Existing tax laws which benefit this Contract may change at any time.

Portfolio Company Risks

Each Sub-Account invests in shares of one of the Portfolios. We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to the Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which the Sub-Accounts invest. You bear the investment risk that the Portfolios possibly will not meet their objectives.

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A comprehensive discussion of the risks of each Portfolio may be found in the Portfolio's prospectus. Please refer to the Portfolios' prospectuses for more information. If you do not have a prospectus for a Portfolio, please contact us at the address or number provided on the front cover of this prospectus and we will send you a copy.

Characteristics of the Contracts

The chart below describes the principal characteristics of the Contracts. This summary also is designed to provide you a reference guide to the additional information in this prospectus.

Additional Information is provided elsewhere in this prospectus.

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TABLES OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

Transaction Fees

This table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer your Account Value between investment options.

Charge	When Charge is Deducted	Amount Deducted
Premium Expense Charge	When you pay a Premium	5.5% of each Premium(1)
Withdrawal Charge (as a percentage of Face Amount)(2)	When you surrender or take a partial withdrawal during the first ten Contract Years or within the first ten years after any increase in Face Amount
Initial Withdrawal Charge Initial Withdrawal Charge for a Male, Age 30, preferred non-tobacco rating class		Guaranteed: Minimum: $0.16 per thousand Maximum: $50.00 per thousand Current: $0.80 per thousand
Partial Withdrawal Fee	When you take a partial withdrawal from the Contract	The lesser of $25 or 2% of the amount withdrawn(3)
Transfer Fee	Each transfer after the first 12 in each Contract Year	$25 per transfer(4)
Accelerated Death Benefit Fee	When you receive an Accelerated Death Benefit	$100 processing fee(5)
Annual Statement Fee	When you request an additional annual statement	Up to $25(6)

(1)  The current Premium expense charge is 5.5% of the total Premiums paid in each Contract Year up to 12 times the Lifetime Guaranteed Coverage monthly Premium, as described in "Purchasing a Contract — Guaranteed Coverage Monthly Premium:", and 3.5% of any Premium in excess of that amount. Twelve times the Lifetime Guaranteed Coverage monthly Premium equals the Guideline Level Premium determined under Section 7702(c) of the Tax Code. We may change the Premium expense charge but it will never exceed 5.5% of each Premium.

(2)  This charge applies to all surrenders and partial withdrawals, unless you are eligible for the medical waiver of withdrawal charge. We also will charge a withdrawal charge if you decrease the Face Amount of your Contract. The amount of your withdrawal charge at issue will depend on the Insured's Age at issue, sex, and rating class. The guaranteed withdrawal charges shown in the table may not be representative of the charges you would pay. For more information about the guaranteed withdrawal charges that would apply to your Contract please contact us at the address and phone number shown on the first page of this prospectus or contact your representative. The withdrawal charge declines to zero percent after the tenth Contract Year. The withdrawal charge is equal to the initial withdrawal charge multiplied by the appropriate percentage for the Contract Year in which the surrender occurs, as described in "Charges and Deductions — Withdrawal Charge".

If you reduce the Face Amount of your Contract, the withdrawal charge applied to the Account Value will be a pro rata amount of the charge that would be assessed on a surrender of your Contract. See "Death Benefit and Optional Insurance Benefits — Change in the Face Amount". The withdrawal charge on a partial withdrawal will be proportionate to the resulting reduction in the Face Value. See "Charges and Deductions — Withdrawal Charge,".

If you increase the Face Amount of your Contract, we will determine an additional withdrawal charge applicable to the amount of the increase and, subject to the maximum transaction fee, apply it to any subsequent surrender, partial withdrawal or decrease in Face Amount. See "Charges and Deductions — Withdrawal Charge".

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(3)  This fee applies to each partial withdrawal after the first in each Contract Year.

(4)  We currently waive the transfer fee on all transfers. We reserve the right in the future to charge the transfer fee on all transfers after the first 12 transfers in a Contract Year, as described above.

(5)  You may request an Accelerated Death Benefit only once. See "Death Benefit and Optional Insurance Benefits — Accelerated Death Benefit Agreement".

(6)  We currently waive the charge for providing additional statements. We will tell you the current charge, if one is imposed, before we send you the requested statement.

Periodic Charges other than Portfolio Operating Expenses

This table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses. The cost of insurance charges shown in the table may not be representative of the charges that you would pay. Periodic charges are deducted from the Account Value and the Sub-Accounts. For more information about the cost of insurance charge that would apply to your Contract, please contact us at the address or telephone number shown on the first page of this prospectus or contact your representative.

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance ("COI") (per $1,000 monthly of net amount at risk)(1):	Monthly
Minimum and Maximum COI Charge		Guaranteed: Minimum: $0.06 per thousand Maximum: $83.33 per thousand
Current: Minimum: $0.04 per thousand Maximum: $66.65 per thousand
COI Charge for a Male Age 30 preferred non-tobacco rating class, $100,000 Face Amount		Guaranteed: $0.12 per thousand Current: $0.10 per thousand
Contract Fee	Monthly	$9.00 per month for Contracts with Face Amounts under $100,000. $6.00 per month for Contracts with Face Amounts of at least $100,000.
Separate Account Expense Charge	Daily	0.60% of average daily net assets in the Variable Account(2)
Mortality and Expense Risk; Certain Taxes, and a Portion of Administrative Expenses
Federal Income Tax Charge	Daily	Currently none(3)
Net Loan Interest Rate	Accrues daily on loan balances	Standard Loan: 2%(4)

Currently, we are offering the following optional riders. The charges for the riders you select are deducted monthly from your Contract's Account Value as part of the Monthly Deduction. You may not be eligible for all of the optional

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riders shown below. The benefits provided under each rider are summarized in "Optional Insurance Benefit Charges" below.

Optional Insurance Benefit Charges

Charge	When Charge is Deducted	Amount Deducted
Primary Insured Term Insurance (per $1,000 of life insurance coverage)(1)	Monthly
Minimum and Maximum COI Charge		Guaranteed: Minimum: $0.08 per thousand Maximum: $83.33 per thousand
Current: Minimum: $0.04 per thousand Maximum: $66.65 per thousand
COI charge for a Male Age 30 preferred non-tobacco rating class, $100,000 Face Amount		Guaranteed: $0.12 per thousand Current: $0.10 per thousand
Additional Insured Term Insurance (per $1,000 of life insurance coverage)(1)	Monthly
Minimum and Maximum COI Charge		Guaranteed: Minimum: $0.08 per thousand Maximum: $83.33 per thousand Current: Minimum: $0.05 per thousand Maximum: $66.65 per thousand
COI charge for a Male Age 30 preferred non-tobacco rating class, $100,000 Face Amount		Guaranteed: $0.12 per thousand Current: $0.10 per thousand
Level Term Insurance (per $1,000 of life insurance coverage)(5)	Monthly
Minimum and Maximum COI Charge		Current and Guaranteed: Minimum: $0.03 per thousand Maximum: $1.97 per thousand
COI charge for a Male Age 30 preferred non-tobacco rating class, $100,000 Face Amount		Current and Guaranteed: $0.15 per thousand
Waiver of Specified Monthly Premium (per $1 specified monthly premium waived)(6)	Monthly
Minimum and Maximum COI Charge		Current and Guaranteed: Minimum: $0.02 per $1 specified premium Maximum: $0.19 per $1 specified premium
Charge for Age 30 at Issue		Guaranteed: $0.19 per $1 specified premium Current: $0.04 per $1 specified premium

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Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deduction (per $1 monthly deductions waived)(7)	Monthly
Minimum and Maximum Charge		Current and Guaranteed: Minimum: $0.03 per $1 monthly deductions Maximum: $0.46 per $1 monthly deductions
Charge for Age 30 First Contract Year		Current and Guaranteed: $0.03 per $1 monthly deductions
Children's Protection Benefit (per $1,000 of children's life insurance coverage)	Monthly
Minimum and Maximum COI Charge		Current and Guaranteed: $0.50 per thousand
Accidental Death And Dismemberment ("AD&D") (per $1,000 AD & D insurance coverage)(8)	Monthly
Minimum and Maximum COI Charge		Guaranteed: Minimum: $0.05 per thousand Maximum: $0.07 per thousand
Current: Minimum: $0.05 per thousand Maximum: $0.07 per thousand
Charge for a Male		Current and Guaranteed: $0.07 per thousand

(1)  Cost of insurance charges vary based on Age, sex, rating class, history of tobacco use of the Insured and Contract date. The guaranteed cost of insurance charges shown in the table may not be representative of the charges you would pay. For more information about the guaranteed cost of insurance charges that would apply to your Contract please contact us at the address and phone number shown on the first page of this prospectus or contact your representative. In general, the cost of insurance charges you pay will increase as the Insured ages. The net amount at risk is determined by subtracting the Account Value from the Death Benefit divided by 1.0032737. We determine the current cost of insurance rates but we guarantee that we will never charge you a higher rate than the guaranteed rate shown in your Contract. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured's circumstances at the time of the increase. For more information about the calculation of the cost of insurance charge, see "Charges and Deductions".

(2)  Deducted each Valuation Period in an amount equal to 1/365 of the annual rate shown, multiplied by the Account Value in the Variable Account on the relevant Valuation Date, multiplied by the number of days in the relevant Valuation Period.

(3)  We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Variable Account. We reserve the right to do so in the future if federal tax laws change so that there is a tax imposed on the Variable Account. See "Charges and Deductions — Separate Account Expense Charge".

(4)  The Net Loan Interest Rate represents the difference between the amount of interest we charge you for a loan and the amount of interest we credit to the Account Value held in the Loan Account to secure the loan. This charge does not apply to preferred loans. See "Loans — Interest".

(5)  Cost of insurance charges vary based on issue Age, sex, rating class, and history of tobacco use of the Insured. The guaranteed cost of insurance charges shown in the table may not be representative of the charges you would pay. For more information about the guaranteed cost of insurance charges that would apply to your Contract please contact us at the address and phone number shown on the first page of this prospectus or contact your representative.

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(6)  Benefit charges vary based on issue Age. The guaranteed benefit charges shown in the table may not be representative of the charges you would pay. For more information about the guaranteed benefit charges that would apply to your Contract please contact us at the address and phone number shown on the first page of this prospectus or contact your representative.

(7)  Benefit charges vary based on Insured's actual Age, as of most recent Contract Anniversary. The guaranteed benefit charges shown in the table may not be representative of the charges you would pay. For more information about the guaranteed benefit charges that would apply to your Contract please contact us at the address and phone number shown on the first page of this prospectus or contact your representative.

(8)  Benefit charges vary based on gender. The guaranteed benefit charges shown in the table may not be representative of the charges you would pay. For more information about the guaranteed benefit charges that would apply to your Contract please contact us at the address and phone number shown on the first page of this prospectus or contact your representative.

Annual Portfolio Operating Expenses

The minimum and maximum total operating expenses charged by the Portfolio companies that you may pay periodically during the time you own the Contract are listed below. Additional detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

	Minimum		Maximum
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses), without waivers or expense reimbursements	0.27%	-	1.16%

DESCRIPTION OF LINCOLN AND THE VARIABLE ACCOUNT

Lincoln Life, the Separate Account and the General Account

The Lincoln National Life Insurance Company (Lincoln, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln is obligated to pay all amounts promised to owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln. Our claims paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at our website noted below under "How to Obtain More Information." Those ratings do not apply to the Separate Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to owners of our policies. Ratings can and do change from time to time. Additional information about ratings is included in the Statement of Additional Information.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.

General Account. The General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees. The General Account represents all of the general assets of the Company. Our general assets include all assets other than those held in separate accounts which we sponsor. We will invest the assets of the General Account in accordance with applicable law. Additional information concerning laws and regulations applicable to the investment of the assets of the General Account is included in the Statement of Additional Information.

Fixed Account. The Fixed Account assets are general assets of the Company, and are held in the Company's General Account. Amounts allocated to the Fixed Account are not subject to market fluctuation.

Separate Account. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the Policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the

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Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "SEC" or the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our Owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected policy and claim payments.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of reserves, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our General Account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information please contact our Administration Office at the address or telephone number listed on the first page of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.LincolnFinancial.com.

On May 1, 2018, Lincoln entered into reinsurance transaction with Protective Life Insurance Company ("Protective") whereby Protective agreed to reinsure a portion of Lincoln's life insurance and annuity business, including this Contract. Protective is responsible for customer service and administration for the Contract. However, Lincoln remains the insurer of the Contract and the terms, features, and benefits of the Contract have NOT changed as a result of the transaction.

Variable Account. Lincoln Life Flexible Premium Variable Life Account LMB-V was originally established on July 10, 1998, as a segregated asset account of Liberty Life Assurance Company of Boston, under the laws of the Commonwealth of Massachusetts. Liberty Life Assurance Company of Boston was purchased by Lincoln on May 1, 2018 and later renamed Lincoln Life Assurance Company of Boston ("Lincoln Life"). Lincoln Life was merged with and into Lincoln on October 1, 2021. The Variable Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). The SEC does not supervise the management of the Variable Account or Lincoln.

We own the assets of the Variable Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Account Value of the Contracts offered by this prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Lincoln.

The Variable Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. Values allocated to the Variable Account will rise and fall with the values of shares of the Portfolios and are also reduced by Contract charges. In the future, we may use the Variable Account to fund other variable life insurance contracts. We will account separately for each type of variable life insurance contract funded by the Variable Account.

Safekeeping of the Variable Account's Assets. We hold the assets of the Variable Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

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The Investment and Fixed Account Options

Variable Account Investments. Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is a separate investment series of an open end management investment company registered under the 1940 Act. You should read the current prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio have no effect on the investment performance of any other Portfolio.

The following table lists the Portfolios in which each Sub-Account invests, information on each Portfolio's investment adviser and sub-adviser if applicable, as well as the investment objective of the Portfolio.

More detailed information concerning the Portfolios and their investment objectives, strategies, policies, risks and expenses is contained in each portfolio's prospectuses. A copy of each underlying Portfolio's prospectus accompanies this prospectus.

Fund	Fund Manager/ Investment Adviser	Subadvisor(s)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
Columbia Funds Variable Insurance Trust	Columbia Management Investment Advisers, LLC
BNY Mellon Investment Adviser, Inc.	Mellon Investment Corporation
BNY Mellon Investment Portfolios	BNY Mellon Investment Adviser, Inc.
BNY Mellon Variable Investment Fund	BNY Mellon Investment Adviser, Inc.	Fayez Sarofim & Co.
Franklin Templeton Variable Insurance Products Trust

Franklin Advisers, Inc. (Franklin Flex Cap Growth VIP Fund, Franklin Income VIP Fund, Franklin Mutual Global Discovery VIP Fund, Franklin Small-Mid Cap Growth VIP Fund, Franklin Strategic Income VIP Fund, Franklin U.S. Government Securities VIP Fund and the Templeton Global Bond VIP Fund) Franklin Advisory Services, LLC (Franklin Rising Dividends VIP Fund and the Franklin Small Cap Value VIP Fund) Franklin Mutual Advisers, LLC(Franklin Mutual Global Discovery VIP Fund, Franklin Mutual Shares VIP Fund and Franklin Strategic Income VIP Fund) Templeton Investment Counsel, LLC(Templeton Foreign VIP Fund) Templeton Global Advisors Limited (Templeton Growth VIP Fund) Templeton Asset Management Ltd. (Templeton Developing Markets VIP Fund)

MFS Variable Insurance Trust	MFS Investment Management

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Invesco Variable Insurance Funds (Series I Shares)

Invesco V.I. American Franchise Fund

The Fund's investment objective is to seek capital growth.

Invesco V.I. Government Securities Fund

The Fund's investment objective is total return, comprised of current income and capital appreciation.

Invesco V.I. International Growth Fund

The Fund's investment objective is long-term growth of capital.

Invesco V.I. Technology Fund

The Fund's investment objective is long-term growth of capital.

BNY Mellon Investment Adviser Inc. (Initial Shares)

BNY Mellon Stock Index Fund, Inc.

The Fund seeks to match the total return of the S&P 500® Index.

BNY Mellon Sustainable U.S. Equity Portfolio, Inc.

The Fund seeks long-term capital appreciation.

BNY Mellon Investment Portfolios (Initial Shares)

BNY Mellon IP Technology Growth Portfolio

The Fund seeks capital appreciation.

BNY Mellon Variable Investment Fund (Initial Shares)

BNY Mellon VIF Appreciation Portfolio

The Fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.

Columbia Funds Variable Insurance Trust (A Shares)

Columbia Variable Portfolio — Dividend Opportunity Fund

The Fund seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital.

Columbia Variable Portfolio — Government Money Market Fund

The Fund seeks to provide shareholders with maximum current income consistent with liquidity and stability of principal.

Columbia Variable Portfolio — Income Opportunities Fund

The Fund seeks to provide shareholders with a high total return through current income and capital appreciation.

Columbia Variable Portfolio — Large Cap Growth Fund

The Fund seeks to provide shareholders with long-term capital growth.

Columbia Variable Portfolio — Small Cap Value Fund

The Fund seeks long-term capital appreciation.

Columbia Variable Portfolio — Strategic Income Fund

The Fund seeks total return, consisting of current income and capital appreciation.

Franklin Templeton Variable Insurance Products Trust (Class 2 Shares)

Franklin Growth and Income VIP Fund Class 2

Capital Appreciation. Its secondary goal is current income.

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Franklin Large Cap Growth VIP Fund Class 2

Capital appreciation.

Franklin Strategic Income VIP Fund Class 2

High level of current income. A secondary goal is long-term capital appreciation.

Templeton Growth VIP Fund Class 2

Long-term capital growth.

MFS® Variable Insurance Trust (Initial Class Shares)

MFS VIT Growth Series

The Fund's investment objective is to seek capital appreciation.

MFS VIT II Core Equity Portfolio

The Fund's investment objective is to seek capital appreciation.

MFS VIT II High Yield Portfolio

The Fund's investment objective is to seek total return with an emphasis on high current income, but also considering capital appreciation.

MFS VIT Investors Trust Series

The Fund's investment objective is to seek capital appreciation.

MFS VIT Research Series

The Fund's investment objective is to seek capital appreciation.

MFS VIT Utilities Series

The Fund's investment objective is to seek total return.

Not all Sub-Accounts may be available under your Contract. You should contact your representative for further information on the availability of the Sub-Accounts.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to the Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which the Sub-Accounts invest. You bear the investment risk that the Portfolios possibly will not meet their objectives. You should carefully review the Portfolios' prospectuses before allocating amounts to the Sub-Accounts.

Some of the Portfolios are managed by investment advisers who also manage publicly offered mutual funds having similar names and investment objectives. While some of the Portfolios may in some ways resemble, and may in fact be modeled after publicly offered mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly offered mutual fund. Consequently, the investment performance of publicly offered mutual funds and any similarly named Portfolio may differ substantially.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We will use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity Contract Owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity Contract Owners and to determine what action, if any, should be taken in

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response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Contract Owners will not bear the attendant expenses.

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio.

Voting Rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Accounts to which you have allocated your Account Value. Under current interpretations, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. If you assign your Contract, however, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. Proportional voting may result in a small number of Contract Owners determining the outcome of the vote.

We may, when required by state insurance regulatory authorities, disregard Contract Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Contract Owners, and we may choose to do so.

Additions, Deletions, and Substitutions of Securities. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Contract, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Net Premiums under the Contract. Any substitution will comply with the requirements of the 1940 Act. We also reserve the right to make the following changes in the operation of the Variable Account and the Sub-Accounts:

(a)  to operate the Variable Account in any form permitted by law;

(b)  to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c)  to transfer assets from one Sub-Account to another, or from any Sub-Account to our general account;

(d)  to add, combine, or remove Sub-Accounts in the Variable Account;

(e)  to assess a charge for taxes attributable to the operation of the Variable Account or for other taxes, as described in "Charges and Deductions — Separate Account Expense Charge"; and

(f)  to change the way in which we assess other charges, as long as the total other charges do not exceed the maximum guaranteed charges under the Contracts.

If we take any of these actions, we will comply with the then applicable legal requirements.

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The Fixed Account

The portion of the Contract relating to the Fixed Account is not registered under the Securities Act of 1933 (the "1933 Act") and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

You may allocate part or all of your Net Premiums to the Fixed Account. Under this option, we guarantee the principal amount allocated to the Fixed Account and the rate of interest that will be credited to the Fixed Account, as described below. From time to time we will set a current interest rate applicable to Net Premiums and transfers allocated to the Fixed Account during a Contract Year. We guarantee that the current rate in effect when a Net Premium or transfer to the Fixed Account is made will apply to that amount until at least the next Contract Anniversary. We may declare different rates for amounts that are allocated to the Fixed Account at different times. We determine interest rates in accordance with then-current market conditions and other factors.

The effective interest rate credited at any time to your Contract's Fixed Account is the weighted average of all of the interest rates for your Contract. The rates of interest that we set will never be less than the minimum guaranteed interest rate shown in your Contract. We may credit interest at a higher rate, but we are not obligated to do so.

During the 60 days after each Contract Anniversary, you may transfer all or part of your Fixed Account balance to the Sub-Accounts, subject to the requirements and limits described in "Allocation of Net Premiums."

Amounts allocated to the Fixed Account become part of the general account of Lincoln. Lincoln invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We may delay payment of partial or full withdrawals from the Fixed Account for up to six months from the date we receive your written withdrawal request. If we defer payment for more than 30 days, we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

PURCHASING A CONTRACT

Initial Premium. You must pay an initial Premium to purchase a Contract.

You may apply to purchase a Contract by submitting a written application to us through one of our authorized sales representatives. Before we issue a Contract, we will require the Insured to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our issue Age and underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Contract to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Contract to comply with differences in applicable state law. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements, which are attached to this prospectus or in endorsements to the Contract, as appropriate.

We will not accept your initial Premium with your application if the requested Face Amount of your Contract exceeds our then-current limit. In other cases, you may choose to pay the initial Premium with your application. If you did not submit your initial Premium with your application, when we deliver your Contract we will require you to pay sufficient Premium to place your Contract in force.

If we approve your application, you will earn interest and/or investment return on your Net Premium from the Contract Date. We will also begin to deduct the Contract charges as of the Contract Date. We may temporarily allocate a portion of your initial Net Premium to our Fixed Account until we allocate it to the Sub-Accounts and the Fixed Account in accordance with the procedures described in the "Allocation of Net Premiums".

If we reject your application, we will not issue you a Contract. We will return any Premium you have paid, adding interest at the rate required in your state. In general, we will mail a refund of Premium within seven days of the date that we reject your application. We will not subtract any Contract charges from the amount we refund to you.

Contract Date. In general, the Contract Date will be the effective date of insurance coverage under your Contract. The Contract Date will be the later of the date that we receive your initial Premium and the date we approve your application. In our discretion, we may permit an earlier Contract Date. We use the Contract Date to determine Contract Anniversaries, Contract Years, and Monthly Dates.

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Face Amount. The Face Amount is the amount of life insurance coverage designated by you on your application and which is used to determine the Death Benefit under the Contract. You may choose between one of two Death Benefit options: (1) a level amount, which generally equals the Face Amount of the Contract; or (2) a variable amount, which generally equals the Face Amount plus the Account Value. In certain circumstances, the Death Benefit may increase or decrease based on the investment experience of the Portfolios underlying the Sub-Accounts to which you have allocated your Net Premiums.

As long as the Contract remains in force and you make no withdrawals, the Death Benefit will never be less than the Face Amount. The minimum Face Amount under the Contract is $50,000. We will reduce the amount of the Death Benefit by any unpaid Indebtedness and any unpaid Contract charge. For additional information about the Death Benefit, please see "Death Benefit and Optional Insurance Benefits".

Subsequent Premiums. You may pay additional Premiums during the Insured's lifetime from the Contract Date until the Contract Anniversary following the Insured's 100th birthday. You may pay Planned Premiums at the intervals selected in your application. You may change the amount or interval of your Planned Premiums at any time by written request. The amount of each Planned Premium must at least equal our minimum. We also reserve the right to limit the amount of any increase in a Planned Premium. For Contracts issued for delivery in Maryland, we will not limit the amount of Planned Premiums, nor limit the amount of an increase in each Planned Premium. Please see your Contract or contact your representative for additional details. While your Contract will show a Planned Premium amount, you are not required to pay Planned Premiums. Your Contract will not lapse solely because you did not pay a Planned Premium.

Your Contract may enter the Grace Period, and thereafter lapse, even if you pay all of the Planned Premiums if no Coverage Guarantee is in effect and the Surrender Value is no longer enough to cover the Monthly Deductions. Paying Planned Premiums can help to keep your Contract in force, however, if your payments at least equal the applicable Guaranteed Coverage Premiums. If you owe any Indebtedness under the Contract, we will treat any unscheduled Premium as a repayment of the Indebtedness and not as additional Premium. You may pay Premiums at our Service Center or to an authorized representative.

You may pay unscheduled Premiums, provided the payment is at least $50, and the Premium will not disqualify the Contract as a life insurance Contract under the Tax Code. If any unscheduled Premium increases the Death Benefit by more than it increases the Account Value, we will require evidence of insurability satisfactory to us. See "Tax Status of the Contract." For example, if you choose an Option 1 Death Benefit, we may require evidence of insurability whenever your Death Benefit would exceed the Face Amount of your Contract after applying the unscheduled premium. See "Death Benefit Options", for an explanation of when the Death Benefit under Death Benefit Option 1 may exceed the Face Amount. If such evidence is required, we will notify you of our requirements by telephone or in writing.

Subsequent Premiums may be billed annually, semi-annually, or quarterly. You may elect to pay Premiums by pre-authorized check. Under this procedure, we automatically deduct Premium payments each month from a bank account you designate. We will not send a bill for these automatic payments. You can discontinue this service or change your billing mode by contacting our Service Center. An interest factor is included in modal Premiums other than annual.

Guaranteed Coverage Monthly Premium. This Contract includes three coverage guarantees:

Three-Year Guaranteed Coverage;
Limited Guaranteed Coverage; and
Lifetime Guaranteed Coverage.

These coverage guarantees are intended to enable you to ensure that your Contract will remain in force during a specified period regardless of changes in the Account Value. The specified period for Three-Year Guaranteed Coverage is the first three Contract Years. The specified period for Limited Guaranteed Coverage is the period from the Contract Date until the later of: (a) the Insured's 75th birthday; or (b) the 15th Contract Anniversary. Lifetime Guaranteed Coverage will remain in effect until the Insured's death, provided that sufficient guaranteed coverage monthly Premiums are paid as described below.

As a general rule, your Contract will enter the Grace Period, and may lapse, if the Surrender Value is not sufficient to pay a Monthly Deduction when it is due. Under each coverage guarantee, however, we guarantee that regardless of declines in your Account Value, your Contract will not enter the Grace Period as long as you have no outstanding Indebtedness and you have paid sufficient total Premiums. To keep a coverage guarantee in effect, your total

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Premiums must at least equal: (a) the total of the applicable guaranteed coverage monthly Premiums for each month since the Contract Date; plus (b) the amount of any partial withdrawals. If the Insured dies during a Grace Period, the Death Benefit will be reduced by any Monthly Deductions and any Loan Interest due but not paid.

However, if Lifetime Guaranteed Coverage is still in effect and the Contract is still in force when the Insured reaches age 100, we will not require you to pay additional Premium, but the Death Benefit thereafter will be the greater of the Face Amount or 101% of the Account Value (the Death Benefit after age 100 will always be 100% of Account Value in Florida). The guaranteed coverage monthly Premium for each coverage guarantee under your Contract is set forth on the Contract Information Page.

The guaranteed coverage monthly Premium for each coverage guarantee is based on the Insured's Age at issue, sex and rate class, your Contract's Face Amount and Death Benefit option, any optional insurance benefit agreement, and the duration of the coverage guarantee. Guaranteed coverage Premiums will be increased for additional benefits added to the Contract. The guaranteed coverage Premium applicable to your Contract will be provided in your Contract's specifications pages. If you increase or decrease the Face Amount of your Contract, change your Death Benefit option, or add an optional insurance benefit agreement, we will adjust the guaranteed coverage monthly Premium amounts applicable after the change. We will notify you in writing of any adjustments to your guaranteed coverage monthly Premium.

For Contracts issued for delivery in Maryland and New Jersey, under the coverage guarantee, we guarantee that regardless of declines in your Account Value or the existence of outstanding Indebtedness, your Contract will not enter the Grace Period as long as you have paid sufficient total Premiums. To keep the coverage guarantee in effect, your total Premiums must at least equal: (a) the total of the guaranteed coverage monthly Premiums for each month since the Contract Date; plus (b) the amount of any partial withdrawals; plus (c) the amount of any outstanding Indebtedness.

If at any time your total Premiums are insufficient to keep the Limited or Lifetime Coverage Guarantee in effect, we will notify you and you will have a fixed period of time, currently 60 months, to satisfy the Premium shortfall. We may change the 60 month time period for satisfying the Premium shortfall, but we will not reduce it to fewer than 12 months. If you do not satisfy the Premium shortfall, that coverage guarantee will end and it cannot be reinstated. If the Three-Year Coverage Guarantee terminates, it may not be reinstated. If all of the coverage guarantees are no longer in effect, your Contract will stay in force provided that the Surrender Value is sufficient to pay the Monthly Deductions as they come due.

In some states, the coverage guarantees may be unavailable or the terms may differ. In Massachusetts, Lifetime Guaranteed Coverage is not available and Limited Guaranteed Coverage ends five years after the Contract Date. In addition, for Contracts issued for delivery in Maryland, New Jersey and Texas, certain of the coverage guarantees described above are not available. Please refer to your Contract for specific information on the coverage guarantees available to you in these states. Please see your Contract or contact your representative for additional details.

Modified Endowment Contract. Under certain circumstances, a Contract could be classified as a "modified endowment contract" ("MEC"), a category of life insurance contract defined in the Tax Code. If your Contract were to become a MEC, distributions and loans from the Contract could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Federal Income Tax Considerations — Contracts Which Are MECs".

Your Contract could be deemed to be a MEC if, among other things, you pay too much Premium or the Death Benefit is reduced. We will monitor the status of your Contract and advise you if you need to take action to prevent your Contract from being deemed a MEC. If you pay a Premium that would result in your Contract being deemed a MEC, we will notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Contract being deemed a MEC. If, however, you choose to have your Contract deemed a MEC, we will not refund the Premium.

If you replace a MEC issued by another insurer with a Contract, your Contract will also be deemed to be a MEC. Our ability to determine whether a replaced contract issued by another insurer is a MEC is based solely on the sufficiency of the contract data we receive from the other insurer. We do not consider ourselves to be liable to you if that data is insufficient to accurately determine whether the replaced contract is a MEC. You should discuss this issue with your tax adviser if it pertains to your situation.

Right to Return Contract. In many states, you may cancel your Contract by returning it to us within ten days after you receive it. In some states, however, this right to return period may be longer, as provided by state law. If you return your Contract, the Contract terminates and, in most states, we will pay you an amount equal to your initial Premium

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payment. We ordinarily will pay the refund within seven days of receiving your request. No withdrawal charge is imposed upon return of a Contract within the right to return period. These right to return regulations may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Accordingly, you should refer to your Contract for specific information about your circumstances.

ACCOUNT VALUE

General. Your Account Value is the sum of the value of your interest in the Sub-Accounts you have chosen, plus your Fixed Account balance, plus your Loan Account balance. On the Contract Date, your Account Value is equal to your initial Net Premium minus any of the charges described below that are due on that date. Thereafter, your Account Value may change daily, as described below. Subsequent Net Premiums are equal to the Premiums you pay less a Premium expense charge, which is deducted prior to allocation in the Account Value. Your Account Value may increase or decrease daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account and the Loan Account, the addition of Net Premium, and the subtraction of partial withdrawals and charges assessed.

The Contract does not have a guaranteed minimum Account Value. Your Contract's Account Value will rise and fall, depending on the investment performance of the Portfolios underlying the Sub-Accounts to which you allocate your Net Premiums. You bear the entire investment risk on amounts allocated to the Sub-Accounts. The investment policies and risks of each Portfolio are described in the accompanying prospectuses for the Portfolios. The Account Value will also reflect Net Premiums, amounts withdrawn, and cost of insurance and any other charges.

Your Contracts' Account Value, minus any applicable withdrawal charges as stated in your Contract minus any Indebtedness equals the Surrender Value. Your Contract could terminate if the Surrender Value becomes too low to support the Contract's charges and you do not have a coverage guarantee. If you discontinue or reduce your Planned Premium payments, the risk of lapse will likely increase. Adverse investment performance may also increase the risk of lapse unless a coverage guarantee is in effect. Before the Contract terminates, you will have a Grace Period during which you will be notified in writing that your coverage may terminate unless you pay additional Premium.

Adjustments to Account Value. Over the life of your Contract, your Account Value will increase and/or decrease as indicated below to reflect the following:

•  Addition of new Net Premiums.

•  Any increase due to the investment experience of the chosen Sub-Accounts.

•  Addition of guaranteed interest at an annual effective rate of 4.0% (plus any excess interest if applicable) on the portion of the Account Value allocated to the Fixed Account.

•  Addition of interest at an annual effective rate of 6.0% on the portion of your Loan Account, which serves as collateral for your preferred Contract loans, if any.

•  Addition of interest at an effective annual rate of 4.0% on the portion of your Loan Account, which serves as collateral for your other Contract loans, if any.

•  Any decrease due to the investment experience of the chosen Sub-Accounts.

•  Subtraction of any amounts withdrawn.

•  Subtraction of the charges listed in "Charges and Deductions", as applicable.

We make all valuations in connection with the Contract (other than the initial Premium) on the date we receive your Premium or your request for other action at our Service Center, if that date is a Valuation Date and we are open for business. Otherwise, we make that determination on the next succeeding day which is a Valuation Date and a date on which we are open for business. Calculations for initial Premiums and Premiums requiring underwriting are made on the date your Net Premium is allocated to the Sub-Accounts and the Fixed Account, as described in "Allocation of Net Premiums".

Accumulation Units. We determine the number of Accumulation Units in each Sub-Account to allocate to your Contract by dividing that portion of your Net Premium or other transaction allocated to a Sub-Account by that Sub-Account's Accumulation Unit Value on the Valuation Date when the allocation occurs.

A Valuation Date is any day on which the net asset value of the units of each division of the Variable Account is determined. Generally, this will be any date on which the New York Stock Exchange ("NYSE"), or its successor, is open for trading. Our Valuation Date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time.

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Accumulation Unit Value. The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the corresponding Portfolio and the deduction of certain expenses. We will determine the Accumulation Unit Value for each Sub-Account on each Valuation Date. A Sub-Account's Accumulation Unit Value for a particular Valuation Date will equal the Sub-Account's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is (1) divided by (2) minus (3), where:

(1)  is the sum of (a) the net asset value per share of the corresponding Portfolio at the end of the current Valuation Period plus (b) the per share amount of any dividend or capital gains distribution by that Portfolio, if the ex-dividend date occurs in that Valuation Period;

(2)  is the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period; and

(3)  is an amount equal to the Separate Account Expense Charge imposed during the Valuation Period.

You should refer to the prospectuses for the Portfolios, which accompany this prospectus, for a description of how the assets of each Portfolio are valued, since that determination directly affects the investment experience of the corresponding Sub-Account and, therefore, your Account Value.

Postponement of Payments. We may defer for up to 15 days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We ordinarily will pay any amount attributable to the Account Value allocated to the Variable Account within seven days of our receiving your written request, except:

(1)  whenever the NYSE is closed (other than customary weekend and holiday closings);

(2)  when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Variable Account's investments or determination of the value of its net assets is not reasonably practicable; or

(3)  at any other time permitted by the SEC for your protection.

In addition, we may delay payment of Account Value in the Fixed Account for up to six months or a shorter period if required by law.

If we defer payment for more than 30 days we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

ALLOCATION OF NET PREMIUMS

Initial Net Premium. We generally allocate your initial Net Premium to the Sub-Accounts and the Fixed Account as of the Contract Date. Until the fifth day after the end of the right to return period, however, we will not allocate more than $2,000 of your Net Premiums to the Sub-Accounts. Before then, if your Premium allocation instructions would require us to allocate more than $2,000 to the Sub-Accounts, we will allocate the first $2,000 to the Sub-Accounts in accordance with your instructions and temporarily allocate the excess to the Fixed Account. We generally will then reallocate that excess amount (including any interest) among the Sub-Accounts and the Fixed Account, in accordance with your instructions, on the 15th day after the Delivery Date. This period may be longer, depending on the length of the right to return period in your state, as it will always equal five days plus the number of days in the right to return period in your state. The amount temporarily allocated to the Fixed Account will earn interest until it is reallocated to the Sub-Accounts. In our discretion, in the future we may increase or decrease the temporary allocation limit or otherwise change our procedures for allocating Net Premiums received before the end of the right to return period. We will not change the temporary allocation provisions of your Contract once we have delivered it to you.

If there are outstanding requirements when we issue your Contract that prevent us from placing your Contract in force, your Premiums will not be allocated until all requirements are satisfied. In addition, if we permit you to select a Contract Date before receipt of your initial Net Premium and approval of your application, we may initially allocate your entire Net Premium to our Fixed Account until the date on which we otherwise would have initially allocated your Net Premiums to the Sub-Accounts.

You must specify your allocation percentages in your Contract application. Percentages must be in whole numbers and the total allocation must equal 100%. We will allocate your Net Premiums in those percentages, until you give us new allocation instructions.

You initially may allocate your Account Value to up to ten Sub-Accounts and the Fixed Account. Moreover, you may not allocate less than five percent of your Account Value to any one option. You subsequently may add or delete

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Sub-Accounts and/or the Fixed Account from your allocation instructions without regard to this limit. Your allocation to the Fixed Account, if any, does not count against this limit. In the future we may change these limits.

Subsequent Net Premiums. Net Premiums paid after your initial Premium generally will be allocated to the Sub-Accounts and the Fixed Account as of the date we receive your Premium in our Service Center. If an unscheduled Premium requires underwriting, however, we may delay allocation until after we have completed underwriting. We will follow the allocation instructions in our file, unless you send us new allocation instructions with your Premium. If you have any outstanding Indebtedness, we will apply any unscheduled Premium to your outstanding loan balance until it is fully repaid, unless you instruct us otherwise in writing.

TRANSFER PROVISIONS

Transfer Privilege. The Contracts provide investment opportunities for long-term financial objectives. The Contracts are not designed for short-term trading strategies involving excessive transfers of Contract values. The Company discourages excessive transfers of Contract values and does not accommodate short-term trading strategies involving excessive transfers of Contract values. Short-term trading strategies involving frequent transfers of Contract values, when excessive, have the potential to interfere with the efficient management of the Portfolios, generate transaction costs and other expenses and have other adverse effects on Contract Owners who purchase the Contracts for long-term financial objectives.

We have procedures designed to identify and limit frequent transfer activity. These procedures are designed to protect the interests of Contract Owners who have purchased the Contracts for long-term financial objectives and will be applied uniformly by the Company. We monitor the number and timing of transfer activity by Contract Owners or third parties authorized to effect transfers on their behalf. We impose limits and restrictions on the number, timing, and processing requirements of transfer requests, as described below. Also, we will impose special restrictions for Contracts using strategies of programmed and excessive transfers engaged in short-term trading strategies, such as those used by professional market timers or other organizations on a uniform basis. As required by applicable laws and regulations, we will disclose customer information requested by the Portfolios to monitor trading activity. In addition, we will impose the trading restrictions and/or impose redemption fees requested by the Portfolios pursuant to their established procedures on a uniform basis for all Contract Owners invested in the affected Portfolio.

Some Contract Owners and third parties authorized to effect transfers on their behalf engaging in short-term trading strategies may employ tactics to avoid detection. Despite our efforts to prevent the use of the Contracts for short-term trading strategies involving excessive transfers of Contract values, there is no assurance that we will be able to identify such Contract Owners or third parties or deter their use of the Contracts for such purposes and, therefore, Contract Owners could be subject to the risks noted above.

We may modify the transfer privilege at any time. Modifications will be applied on a uniform basis for all Contract Owners going forward.

Limitations on Transfers. While the Contract is in force, you may transfer Account Value among the Fixed Account and Sub-Accounts in writing or by telephone. We will allow you to effect up to 20 transfers each calendar year by telephone, fax or mail. Once that limit has been reached, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by mail, excluding same-day delivery by mail or by courier. Currently, we do not accept transfer requests via electronic means, such as email.

After you have submitted 20 transfer requests in a calendar year, a subsequent transfer request by telephone or fax will be rejected. We will notify you in writing if a transfer request is rejected. Currently, transfers effected systematically under either our optional Dollar Cost Averaging or Asset Rebalancing programs described below do not count towards the limit of 20 transfers. In the future, we may count such transfers towards the limit. In the event of such a change, we will notify you in advance of the effective date of the change.

You may not request a transfer of less than $250 from a single Sub-Account, unless the amount requested is your entire balance in the Sub-Account. If less than $500 would remain in a Sub-Account after a transfer, we may require you to transfer the entire balance of the Sub-Account. We reserve the right to change these minimums.

If we detect a pattern of excessive transfers of Contract values, such as the short-term trading strategies employed by professional market timers or other organizations, by Contract Owners or third parties authorized to effect transfers on their behalf, we will impose special restrictions on those Contracts. Such restrictions will be applied to individual Contract Owners on a uniform basis and may include, but are not limited to, delaying transfer requests until the next valuation date at the Accumulation Unit Value determined on that date or refusing any and all transfer instructions above the 20 transfers permitted each calendar year by telephone, fax or mail. We will provide you written notification of any restrictions imposed in advance of the effective date.

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In addition, some of the Portfolios reserve the right to delay transfer requests from the Variable Account and/or impose redemption fees. Some Portfolios may refuse transfer requests for purchase transactions. These restrictions may be imposed if, in the judgment of the Portfolio's investment adviser, the Portfolio would be unable to invest effectively in accordance with its investment policies and objectives, or the request is considered to be short-term trading activity. Accordingly, the Variable Account may not be in a position to effectuate some transfers with the Portfolios and, therefore, will be unable to process such transfer requests. We will notify you in writing if we are not able to process a requested transfer.

Neither the Company nor its authorized representatives shall be liable for any loss resulting from rejected transfer requests.

We currently are waiving the transfer fee on all transfers, including Dollar Cost Averaging and Asset Rebalancing transfers. Under the Contract, however, we may charge a maximum transfer fee of $25 on each transfer after the first 12 transfers in any Contract Year. We may impose a limit on the number of free transfers or change that number, at any time.

We currently do not limit the number of Sub-Accounts to which you may allocate your Account Value, other than in your initial allocation. We may impose a limit in the future.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day, subject to the limitations discussed above. Otherwise, we will make the transfer on the first subsequent day on which we and the NYSE are open. Transfers pursuant to a Dollar Cost Averaging or Asset Rebalancing program will be made at the intervals you have selected in accordance with the procedures and requirements we establish.

You may make transfers from the Fixed Account to the Sub-Accounts only during the 60 days after each Contract Anniversary. You must submit your request no later than the end of this 60-day period. In addition, in each Contract Year, the largest amount that you may transfer out of the Fixed Account is the greater of: (a) the amount transferred in the prior Contract Year; (b) 20% of the current Fixed Account balance; or (c) the entire balance if it is not more than $250. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date you ask us.

We will not charge a transfer fee on a transfer of all of the Account Value in the Sub-Accounts to the Fixed Account.

Transfers Authorized by Telephone. You may make transfers by telephone, up to the limits and subject to the restrictions described above, unless you advise us in writing not to accept telephonic transfer instructions. Telephone transfer requests must be received by 4:00 p.m. Eastern time in order to be processed at that day's price.

We use procedures that we believe provide reasonable assurances that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. If we do not take reasonable steps to help ensure that a telephone authorization is valid, however, we may be liable for such losses. We may suspend, modify or terminate the telephone transfer privilege at any time without notice. Telephone transfers may not be available in some states.

Dollar Cost Averaging. Under our automatic Dollar Cost Averaging program, while the Contract is in force you may authorize us to transfer a fixed dollar amount each month to the Sub-Accounts of your choice in accordance with the procedures and requirements that we establish. The transfers will continue until you instruct us to stop, or until your chosen source of transfer payments is exhausted. If you are Dollar Cost Averaging from the Fixed Account and instruct us to stop, you will have 60 days to transfer any or all of your Fixed Account balance from the Fixed Account to the Sub-Accounts. After that time, you cannot transfer from the Fixed Account until your next Contract Anniversary. Additional details on transfer restrictions from the Fixed Account are provided in "Transfers of Account Value" above. We currently are waiving the contractual transfer fee on all transfers, including Dollar Cost Averaging transfers. If we limit the number of free transfers, however, transfers under the Dollar Cost Averaging program will count toward that limit and transfers above that limit will be subject to the transfer fee. See "Charges and Deductions — Transfer Fee".

Your request to participate in this program will be effective when we receive a completed written request form at our Service Center. You may discontinue participation in the program by notifying us at our Service Center. We do not impose a separate charge for participating in this program. We may change, terminate, limit or suspend Dollar Cost Averaging at any time. Call or write us for a copy of the request form and additional information concerning the program.

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The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount will purchase more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. Participation in this program does not assure you of a greater profit, however, from your purchases under the program.

In addition, the program will not prevent or necessarily reduce losses in a declining market. Moreover, other investment programs may not work in concert with Dollar Cost Averaging. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Dollar Cost Averaging is being used.

You may not participate in both the Dollar Cost Averaging and Asset Rebalancing programs at the same time.

Asset Rebalancing. Asset Rebalancing allows you to readjust the percentage of your Account Value allocated to each Sub-Account to maintain a pre-set level. Over time, the variations in each Sub-Account's investment results will shift the balance of your Account Value allocations. Under the Asset Rebalancing feature, we periodically will transfer your Account Value, including new Net Premium (unless you specify otherwise), back to the percentages you specify in accordance with procedures and requirements that we establish. All of your Account Value allocated to the Sub-Accounts must be included in an Asset Rebalancing program. You may not include your Fixed Account balance in an Asset Rebalancing program. We currently are waiving the Contractual transfer fee on all transfers, including Asset Rebalancing transfers. If we limit the number of free transfers, however, transfers under an Asset Rebalancing program will count toward that limit and transfers above that limit will be subject to the transfer fee. See "Charges and Deductions — Transfer Fee".

You may request Asset Rebalancing when you apply for your Contract or by submitting a completed written request to us at our Service Center. You may discontinue participation in the program by notifying us at our Service Center. We do not impose a separate charge for participating in this program. Please call or write us for a copy of the request form and additional information concerning Asset Rebalancing.

Asset Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Account Value allocated to the better performing segments. Other investment programs may not work in concert with Asset Rebalancing. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Asset Rebalancing is being used. We may change, terminate, limit, or suspend Asset Rebalancing at any time.

You may not participate in both the Dollar Cost Averaging and Asset Rebalancing programs at the same time.

DEATH BENEFIT AND OPTIONAL INSURANCE BENEFITS

Death Benefit. While your Contract is in force, we will pay Death Benefit proceeds to the Beneficiary upon the death of the Insured in a lump sum or under an optional payment plan, as described below.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Indebtedness, and less any due and unpaid charges. The proceeds may be increased, if you have added an agreement that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the date of the Insured's death. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The amount of the Death Benefit will be based on the Death Benefit option you have selected, any increases or decreases in the Face Amount, and in some instances, your Account Value. If you withdraw part of your Account Value, we will reduce the Death Benefit as described in "Contract Surrender and Partial Withdrawals".

Specific charges associated with the life insurance coverage under the Contracts are deducted from your Contract's Account Value as part of the Monthly Deduction, as described in "Charges and Deductions,". The Monthly Deduction includes, among other charges, the cost of insurance charges for the Face Amount and the cost of any optional benefit Agreements you select. Also, the coverage guarantees described in "Purchasing a Contract" require you to maintain payments equal to the cumulative guaranteed coverage monthly Premiums due. If you discontinue or reduce your Planned Premium payments, and a coverage guarantee is not in effect, the risk of lapse will likely increase. Adverse investment performance may also increase the risk of lapse unless a coverage guarantee is in effect. If you Contract lapses, and it is not reinstated, coverage ends. Please see "Lapse and Reinstatement" for additional information.

Death Benefit Options. You are required to elect one of two Death Benefit options before we will issue your Contract. Under Option 1, the Death Benefit will be the greater of: (a) the then current Face Amount of your Contract; or (b) the Account Value multiplied by the applicable corridor percentage, as described below. Under Option 2, the Death

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Benefit will be the greater of: (a) the then current Face Amount of your Contract plus the Account Value; or (b) the Account Value multiplied by the applicable corridor percentage, as described below.

The corridor percentages are set so as to seek to ensure that the Contracts will qualify for favorable federal income tax treatment. The corridor percentages are stated in the Contract. They vary according to the Age of the Insured. Under this formula, an increase in Account Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount).

Examples:

	Example A	Example B
Face Amount	$100,000	$100,000
Death Benefit Option 1 Insured's Age	60	60
Account Value on Date of Death	$80,000	$50,000
Applicable Corridor Percentage	130%	130%
Death Benefit Option 1	$104,000	$100,000

In Example A, the Death Benefit equals $104,000, i.e., the greater of $100,000 (the Face Amount) and $104,000 (the Account Value at the date of death of $80,000, multiplied by the corridor percentage of 130%). This amount, less any Indebtedness and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $65,000 (the Account Value of $50,000 multiplied by the corridor percentage of 130%).

Option 1 is designed to provide a specific amount of Death Benefit that does not vary with changes in the Account Value. Therefore, under Option 1, as your Account Value increases, the net amount at risk under your Contract will decrease. Under Option 2, however, the amount of the Death Benefit generally increases to reflect increases in the Account Value. Therefore, if you select Option 2, your Contract generally will involve a constant net amount at risk. Since the cost of insurance charge on your Contract is based upon the net amount at risk, the cost of insurance charge will generally be less under a Contract with an Option 1 Death Benefit than under a similar Contract with an Option 2 Death Benefit. As a result, if the Sub-Accounts you select experience favorable investment results, your Account Value will tend to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 will increase or decrease directly with changes in Account Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Account Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase your Death Benefit.

After the first Contract Year, once each Contract Year you may change the Death Benefit option by writing to us at our Service Center. If you ask to change from Option 2 to Option 1, we will increase the Face Amount of your Contract to equal the Option 2 Death Benefit as of the effective date of the change. If you ask to change from Option 1 to Option 2, we will change the Face Amount of your Contract to equal the Option 1 Death Benefit less the Account Value as of the effective date of the change. The change will take effect on the Monthly Date on or immediately following the date we approve your request. If you change your Contract's Death Benefit option, your Contract's guaranteed coverage monthly Premium amounts will change prospectively from the date of the change. For changes from Option 1 to Option 2, your cost of insurance will generally increase because any increases in the Account Value will not reduce the net amount at risk, as occurs with Option 1.

We may require you to provide evidence of insurability for a change in Death Benefit option. We will not permit you to change the Death Benefit option under your Contract if the Face Amount remaining in force after the change would be less than $50,000.

Death Benefit at Attained Age 100. If the Insured is living and your Contract is in effect on the first Contract Anniversary after the Insured's 100th birthday, we will make the following changes in your Contract:

•  If Lifetime Guaranteed Coverage is in effect, the Death Benefit will equal the greater of the Face Amount of your Contract or 101% of the Account Value of your Contract. Otherwise, the Death Benefit will equal 101% of the Account Value of your Contract. For Contracts issued in Florida, the Death Benefit after Age 100 will be equal to the Account Value of the Contract;

•  You may not pay additional Premiums; and

•  We no longer will charge the cost of insurance charge as part of your Monthly Deductions.

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The Death Benefit after Attained Age 100 may be less than the prior Death Benefit under an Option 2 Death Benefit Contract.

For Contracts issued for delivery in Illinois, at attained Age 100 all Account Value in the Sub-Accounts will be transferred to the Fixed Account and no further transfers may be made to the Sub-Accounts.

The Death Benefit at attained Age 100 provisions do not apply to Contracts issued for delivery in New York. Instead, there is a Maturity Benefit at attained Age 100 provision for New York Contracts that reads as follows:

"We will pay a maturity benefit to you equal to the Surrender Value and the Contract will end if the Insured is living and the Contract is in force on the Maturity Date which is the Contract Anniversary following the Insured's attained Age 100."

Please review your Contract or contact your representative for additional details regarding the provisions or state variations.

Change in the Face Amount. While the Contract is in force, you may change the Face Amount after the first Contract Year. Write or call our Service Center to obtain the necessary form(s). The change will take effect when we approve your request.

If you request a decrease in Face Amount, we will first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the Face Amount under the original application. We will not permit a decrease in the Face Amount of your Contract if the Face Amount remaining in force after the change would be less than $50,000.

We will charge a portion of the withdrawal charge on any decrease in Face Amount that you request. The amount of the withdrawal charge will equal the then applicable withdrawal charge on a surrender of your Contract multiplied by the percentage decrease in the Face Amount. We will deduct this charge from your Account Value, allocating it among the Sub-Accounts and the Fixed Account in proportion to your Account Value in each option.

If a request for a Face Amount decrease would cause your Contract to fail to qualify for treatment as a life insurance Contract under the Tax Code, we may decline your request. In the alternative, we may give you the option of withdrawing sufficient Account Value from your Contract to enable it to continue to be treated as a life insurance Contract for tax purposes after the requested Face Amount decrease. The withdrawal charge for the Face Amount decrease will be calculated as described above, and we will not charge any additional withdrawal charge on the amount withdrawn.

We will not charge a Partial Withdrawal Fee on any amount withdrawn in connection with a Face Amount decrease.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence of insurability. We will not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $25,000. You may not increase the Face Amount of your Contract more often than once every 12 months.

You should be aware that an increase in the Face Amount of your Contract will affect the cost of insurance charges applicable to your Contract. We will deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also will increase the net amount at risk under your Contract. We will not approve a request for a Face Amount increase if the Surrender Value is too small to pay the Monthly Deduction for the Contract month following the increase. As described in "Charges and Deductions — Withdrawal Charge" your maximum withdrawal charge will also increase. Increases in the Face Amount of your Contract will increase the guaranteed coverage monthly Premium amount. Likewise, decreases in the Face Amount of your Contract will decrease the guaranteed coverage monthly Premium amount.

Proceeds Options. We will pay the Surrender Value or Death Benefit proceeds under the Contract in a lump sum or under one of the proceeds options that we then offer. Surrender proceeds are payable in a lump sum unless you request one of the other proceeds options. Death Benefit proceeds are payable in a lump sum unless the Beneficiary elects one of the other proceeds options. The amount applied to a proceeds option must be at least $2,000 of Account Value and result in installment payments of not less than $20. Unless we consent in writing, the proceeds options described below are not available if the payee is an assignee, administrator, executor, trustee, association, partnership, or corporation. We will not permit surrenders or partial withdrawals after payments under a proceeds option involving life contingencies, such as Option 4 below, commence. We will transfer to our general account any amount placed under a proceeds option and it will not be affected by the investment performance of the Variable Account.

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You may request a proceeds option by writing to us at our Service Center before the death of the Insured. If you change the Beneficiary, the existing choice of proceeds option will become invalid and you may either notify us that you wish to continue the pre-existing choice of proceeds option or select a new one. The following proceeds options are available under the Contract:

Option 1 — Interest. We will pay interest monthly on proceeds left with us. We will credit interest to unpaid balances at a rate that we will declare annually. We will never declare an effective annual rate of less than 3 1/2%.

Option 2 — Fixed Amount. We will pay equal monthly installments until the proceeds are exhausted. We will credit interest to unpaid balances at a rate that we will declare annually. We will never declare an effective annual rate of less than 3 1/2%.

Option 3 — Fixed Period. We will pay monthly installments for a period selected by you of not more than 25 years.

Option 4 — Life Income, with or without a Guarantee Period. We will pay proceeds in periodic payments to the payee for as long as the payee is alive. If no guarantee period is selected, payments will stop when the payee dies, and we will make no further payments to the payee or his or her beneficiary. Therefore, depending on when the payee dies, the total payments received may be more or less than the amount applied to this option. For example, if the payee dies before the second payment is due, the payee will receive only one payment. If a guarantee period is selected and the payee dies before the end of the guarantee period, however, we will continue payments to a named beneficiary until the end of the guarantee period. We offer guarantee periods of ten years, 15 years or 20 years. If you wish to ensure that the total payments to the payee and his or her beneficiary will at least equal the amount applied to this option, you should select a guarantee period that, when multiplied by the annual guaranteed payments, will provide at least that amount. If you select a shorter guarantee period, it is possible that the total payments received may be less than the amount applied to this option. We base the payments on the 1983 Individual Annuity Mortality Table, adjusted to include ten years of mortality improvement under Projection Scale G, which has the effect of lowering the purchase rates applied to amounts payable under this option to reflect the increase in average lifespan since the Table was prepared.

When we begin to make payments under Options 3 and 4, we will tell you the amount of your installment payment. Your installment payment will never be less than the amounts determined using the tables in the Contract. It may be higher.

In addition, we may agree to other proceeds option plans. Please write or call us at our Service Center to obtain information about them.

Optional Insurance Benefit Agreements. You may ask to add one or more of the agreements described below to your Contract to provide additional optional insurance benefits. The agreements can only be added at the time we issue the Contract. We may require evidence of insurability before we issue an agreement to you. We will deduct the cost of any agreements as part of the Monthly Deduction. Addition of an optional insurance benefit may also increase your Guaranteed Coverage Monthly Premium amount. The agreements we offer are described below. For more information concerning what options we may offer, please ask your representative or contact us at our Service Center.

In our discretion we may offer agreements or stop offering an agreement at any time. Not all of these agreements may be available in your state, and the terms of these benefits may differ in some states. In addition, if your Contract was issued in connection with a tax-qualified plan, we may not be able to offer you some of the benefits provided by these agreements. Please contact us for more information.

•  Accelerated Death Benefit Agreement. You may elect to add an Accelerated Death Benefit agreement to your Contract. If such agreement has been attached, you may request payment of a portion of the Death Benefit as an Accelerated Death Benefit if either: (1) the Insured has a terminal condition; or (2) the Insured is chronically ill, as these terms are defined in the Contract. You generally may request an Accelerated Death Benefit equal to up to the lesser of 90% of the Death Benefit (before subtracting any Indebtedness) or $250,000. We will reduce the amount you request by a discount for the early payment, a $100 processing fee, and the repayment of a pro rata portion of your Indebtedness. You may choose for the Accelerated Death Benefit to be paid in a lump sum or in installments, as described in the Contract.

If you request an Accelerated Death Benefit, the balance of the Death Benefit (net of the amount previously requested) is payable upon the Insured's death, as long as the Contract is in force. You may request an Accelerated Death Benefit only once.

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If your request for an Accelerated Death Benefit is based on the Insured's being chronically ill, in some circumstances a portion of your Accelerated Death Benefit may not qualify for exemption from federal income tax. Accordingly, you should consult your tax adviser before requesting an Accelerated Death Benefit. For more information, see "Federal Income Tax Considerations — Accelerated Death Benefit".

This benefit may not be available in some states, and the terms may differ in some states. Please contact us for more information.

•  Waiver of Specified Monthly Premium. Under this agreement, we will contribute a specified monthly amount to the Account Value while the Insured is disabled, as defined in the agreement. You cannot add both the Waiver of Specified Monthly Premium and the Waiver of Monthly Deduction agreement to your Contract.

•  Waiver of Monthly Deduction. Under this agreement, we will waive the Monthly Deduction while the Insured is disabled as defined in the agreement. You cannot add both the Waiver of Specified Monthly Premium and the Waiver of Monthly Deduction agreement to your Contract.

•  Children's Protection Benefit. Under this agreement we will pay a Death Benefit to the Beneficiary if one of the Insured's children dies before the child's 25th birthday while the agreement is in force. If the Insured dies while this agreement is in force, the benefit becomes fully paid-up. Until the child's 25th birthday, you may convert the agreement for a new Contract on the child's life, subject to certain conditions as defined in the agreement. We will not require evidence of insurability to convert the agreement.

•  Accidental Death and Dismemberment. Under this agreement, we will pay a benefit if the Insured dies from accidental bodily injury or suffers a bodily injury, as specified in the agreement.

•  Primary Insured Term Insurance. This agreement provides additional term life insurance coverage on the primary Insured. Until the primary Insured reaches Age 75, you may exchange this agreement for a new Contract or an increase in the Face Amount of your Contract without evidence of insurability. In addition, if you convert this agreement on or after its first anniversary, but no later than its fourth anniversary, we will contribute a conversion credit toward the Premium for the new Contract. We will not require evidence of insurability to exchange or convert the agreement. The addition of a term insurance agreement does not affect the withdrawal charge on your Contract. As a result, if you provide a portion of your life insurance coverage through a term insurance agreement instead of through increasing the Face Amount of your Contract, your withdrawal charge will be lower. Under some combinations of Face Amount and optional term insurance coverage, however, your cost of insurance charges may be higher.

•  Level Term Insurance. This agreement provides additional term life insurance coverage on the primary Insured or an additional Insured for a specified period of ten or 20 years. Coverage and benefits under this agreement terminate at the end of the specified period. Cost of insurance charges for this agreement are guaranteed to remain level for the duration of the agreement. You may exchange this agreement for a new Contract for the covered Insured without evidence of insurability during the first five years for a ten year agreement, and during the first ten years for a 20 year agreement. In addition, if you convert this agreement on or after its first anniversary, or before its fifth anniversary, we will contribute a conversion credit toward the premium for the new Contract. The addition of a level term insurance agreement does not affect the withdrawal charge on your Contract.

•  Additional Insured Term Insurance. This agreement provides life insurance coverage on an additional Insured. We will pay the specified Death Benefit under the agreement to the named Beneficiary when we receive due proof that the additional Insured died while the agreement was in force. Until the additional Insured's 75th birthday, you may exchange the agreement for a new Contract on the additional Insured's life, subject to certain conditions as defined in the agreement. In addition, if you convert this agreement on or after its first anniversary, but no later than its fourth anniversary, we will contribute a conversion credit toward the Premium for the new Contract. We will not require evidence of insurability to exchange or convert the agreement.

CHARGES AND DEDUCTIONS

We assess charges and deductions against the Contract's Account Value and the Sub-Accounts. Additional deductions and expenses are paid out of the Portfolios' assets, as described in the prospectuses of the Portfolios.

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Premium Expense Charge

We charge a Premium expense charge on each Premium paid. The current Premium expense charge is 5.5% of the total Premiums paid in each Contract Year up to 12 times the Lifetime Guaranteed Coverage Monthly Premium, as described in "Purchasing a Contract — Guaranteed Coverage Monthly Premium," and 3.5% of any Premium in excess of that amount. Twelve times the Guaranteed Coverage Monthly Premium equals the guideline level Premium determined under Section 7702(c) of the Tax Code. We may change the Premium expense charge, but it will never exceed 5.5% of each Premium.

The Premium expense charge is intended to cover a portion of our state Premium tax expenses, certain federal tax liabilities resulting from the receipt of Premiums, and a portion of our distribution expenses. State Premium tax rates vary from 0% to 4.0%. The current North Carolina Premium tax is 1.9%. We do not vary the Premium expense charge to reflect the actual Premium tax rate in individual states, or the absence of Premium tax in certain states. Accordingly, the portion of this charge attributable to state Premium taxes may be more or less than the Premium taxes assessed in your state.

Separate Account Expense Charge

On each Valuation Date, we will take a deduction from the Sub-Accounts to compensate Lincoln for its expenses incurred in connection with this Contract. The Separate Account Expense Charge will be calculated at an annual rate equivalent to 0.60% of average daily net assets of each Sub-Account, as described in the Tables of Fees and Expenses. The amount deducted will be determined on each Valuation Date and is reflected in the calculation of the Accumulation Unit Value.

The Separate Account Expense Charge is intended to cover all expenses under the Contract other than distribution expenses, and the cost of insurance charges and the other expenses covered by the Monthly Deduction and Premium expense charge, which are charged for separately and described below. Accordingly, the Separate Account Expense Charge is intended to compensate us for incurring the following expenses and assuming certain risks under the Contracts:

•  mortality and expense risk;

•  certain federal taxes and other expenses associated with the receipt of Premiums, to the extent not covered by the Premium Expense Charge; and

•  a portion of our administrative expenses, such as salaries, postage, telephone, office equipment and periodic reports.

The mortality risk assumed in relation to the Contract includes the risk that the cost of insurance charges specified in the Contract will be insufficient to meet claims and the risks under the Guaranteed Death Benefit. We also assume a risk that, on the Monthly Date preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract.

We currently are not maintaining a provision for taxes attributable to the operations of the Variable Account (as opposed to the federal tax related to the receipt of Premiums under the Contracts). In the future, however, we may make such a charge if federal tax laws change so that there is a tax imposed on the Variable Account. Charges for other taxes, if any, attributable to the Variable Account or to this class of Contracts may also be made.

Monthly Deduction

Each month on the Monthly Date we deduct the following charges proportionately from your interest in the Sub-Accounts and your Fixed Account balance. The Monthly Deduction will consist of: (1) a cost of insurance charge; (2) a Contract fee; and (3) any charges for optional benefit agreements.

Cost of Insurance Charge. The cost of insurance charge is intended to pay us for the cost of providing life insurance coverage for the Insured. We guarantee that this charge will not exceed the maximum cost of insurance charge determined on the basis of the rates shown in the mortality table guaranteed in the Contract. We deduct the Monthly Deduction proportionately from your interests in the Sub-Accounts and your Fixed Account balance.

The current monthly cost of insurance charge is equal to the current cost of insurance rate times the net amount at risk. The net amount at risk is (a) minus (b) where:

(a)  is the Death Benefit on the first day of the Contract month divided by the 1.0032737; and

(b)  is the Account Value on that day before the deduction of the Monthly Deduction.

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The net amount at risk approximates the portion of the Death Benefit that we would pay from our general assets if the Insured were to die before the next Monthly Date. Cost of insurance charges vary based on Age, sex, history of tobacco use of the Insured and rating classes available when you purchased your Contract. In general, the cost of insurance charge you pay will increase as the Insured ages. Your guaranteed cost of insurance rates are set forth in the mortality tables in your Contract. Additional rating classes were introduced on March 30, 2003. Current cost of insurance rates for some preferred classifications were reduced on March 30, 2003, which may result in lower cost of insurance rates for some Insureds in preferred classifications. These new rating classifications are only available for Contracts issued after March 30, 2003, or for Contract changes made after March 30, 2003, that require underwriting of Insureds in preferred rating classes. Rates under Contracts issued on or prior to that date remain the same. Because the net amount for which we are at risk under your Contract may vary monthly, your cost of insurance charge is likely to differ each month. The Account Value and the net amount at risk are affected by the investment performance of the Sub-accounts you choose, the Net Premiums you pay, the Contract loans you take, and the charges we deduct. If the Insured is still living and your Contract is in effect on the first Contract Anniversary after the Insured's 100th birthday, we will discontinue charging you a cost of insurance charge.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The current cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates based on our expectations as to our future mortality experience and other factors. We guarantee, however, that we will never charge you a cost of insurance charge higher than the amount determined using the maximum guaranteed cost of insurance rates shown in the Contract. We base our cost of insurance rates on the sex, issue Age, Contract Year, rating class, and history of tobacco use of the Insured. However, we issue unisex Contracts in Montana. Our cost of insurance rates are based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Mortality Table based on the Insured's sex, Age last birthday, and history of tobacco use. Our cost of insurance rates for unisex Contracts will never exceed a maximum based on the 1980 CSO Mortality Table B assuming a blend of 80% male and 20% female lives.

Contract Fee. We charge a Contract fee of $9.00 per month if your Contract's Face Amount is less than $100,000. We charge a Contract fee of $6.00 per month if your Contract's Face Amount is $100,000 or greater. The Contract fee is intended to compensate us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

Charges for Optional Insurance Benefit Agreements. We offer several optional insurance benefit agreements which may be added to the Contract. If one or more of these benefits is included on your Contract, the Monthly Deduction for the Contract will be increased to include the charge for the included benefits. Available benefits include primary insured term insurance, additional insured term insurance, level term insurance, waiver of specified monthly Premium, waiver of Monthly Deduction, children's protection benefit, and accidental death and dismemberment. The optional benefit agreement charges are intended to cover the cost of the additional coverage provided by the benefit. The optional benefit charges are set forth in the Table of Fees and Expenses.

Portfolio Expenses

You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Account Value. The Variable Account purchases shares of the Portfolios at net asset value. Each Portfolio's net asset value reflects investment advisory fees and administrative expenses already deducted from the Portfolio's assets. For more information concerning the investment advisory fees and other charges assessed against the Portfolios, please refer to the prospectuses and the statements of additional information for the Portfolios, which are available upon request.

We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. Such compensation typically is a percentage of Variable Account assets invested in the relevant Portfolio and generally may range up to 0.25% annually of net assets. We may receive Rule (12b-1) fees directly from the Franklin Templeton Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolio's shares held by applicable Franklin Templeton Sub-Accounts.

Transaction Fees

Withdrawal Charge. If you surrender your Contract or decrease your Contract's Face Amount during the first ten Contract years, or within ten years following an increase in Face Amount, a withdrawal charge will apply. If you take a partial withdrawal, a withdrawal charge will apply only if there is a decrease in Face Amount. To determine the initial

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amount of the withdrawal charge, we multiply the initial Face Amount of your Contract by the applicable rate per $1,000 of Face Amount. The applicable rate depends on the Insured's issue Age, sex and underwriting class. Initial withdrawal charges are shown in your Contract and will never exceed $50.00 per $1,000 of Face Amount. For additional information concerning the rates applicable to you, please ask your sales representative or contact our Service Center. The amount of the withdrawal charge decreases over time.

We calculate withdrawal charges separately for the initial Face Amount and for each increase in the Face Amount. If you increase the Face Amount, we calculate the additional withdrawal charge using the same procedure described above, except that we use the Insured's Age and underwriting class at the time of the increase, rather than at the time your Contract was issued. The withdrawal charge assessed on a partial withdrawal or a decrease in Face Amount is in proportion to the percentage decrease in Face Amount (i.e., the amount of the decrease divided by the Face Amount before the decrease). Since partial withdrawals do not reduce the Face Amount of a Contract with Death Benefit Option 2, the withdrawal charge does not apply to those withdrawals. For decreases in Face Amount, we will deduct the withdrawal charge proportionately from your Account Value in each Sub-Account and the Fixed Account.

The withdrawal charge is equal to the initial withdrawal charge multiplied by the appropriate percentage shown in the following table for the Contract Year in which the surrender or decrease in Face Amount occurs:

Contract Year	% of Initial Withdrawal Charge
1	100%
2	100%
3	100%
4	90%
5	80%
6	70%
7	60%
8	50%
9	40%
10	20%

If you have increased the Face Amount of your Contract, the appropriate percentage is determined separately for the withdrawal charge associated with the initial Face Amount and each increase.

The withdrawal charge is imposed to cover our actual premium and other state taxes and distribution expenses, which include representatives' sales commissions and other sales and distribution expenses. We expect to recover total premium and other state taxes and distribution expenses of the Contracts over the life of the Contracts. However, to the extent premium and other state taxes and distribution costs are not recovered by the withdrawal charge, we may make up any shortfall from the assets of our general account, which includes funds derived from the daily deductions charged to the Sub-Accounts and other fees and charges under the Contracts.

This provision may vary in some states. Please refer to your Contract.

Medical Waiver of Withdrawal Charge. After the first Contract Year, we will waive the withdrawal charge on all withdrawals under your Contract if on at least 45 days of any continuous 60 day period beginning after the first Contract Year, the Insured or his or her spouse has a qualifying medical stay, as defined in the Contract. To obtain this waiver, you must apply in writing within 180 days of your initial eligibility and meet the requirements for the waiver outlined in the Contract. Please refer to your Contract or call us for additional information about this provision. This provision may not be available in some states and terms may differ in some states.

Partial Withdrawal Fee. In addition to a withdrawal charge, we charge a withdrawal fee on any partial withdrawal after the first in any Contract Year. The partial withdrawal fee will equal the lesser of $25 or two percent of the amount of the partial withdrawal. The partial withdrawal fee does not apply to full surrenders. The partial withdrawal fee is intended to compensate us for our administrative costs in effecting a partial withdrawal.

Transfer Fee. The Contract permits us to charge a maximum transfer fee of $25 per transfer on each transfer after the first 12 transfers in any Contract Year, including transfers under our Dollar Cost Averaging and Asset Rebalancing Programs. We currently are waiving the transfer fee on all transfers. We may impose a limit on the number of free transfers, or change that number, at any time. If we limit the number of free transfers, we will notify you of any reduction in the number of free transfers in advance of the effective date of the change.

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We will deduct the transfer fee from the Account Value remaining in the Sub-Account or the Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will subtract it from the transferred amount.

To discourage frequent transfers of Account Value, we also may impose limits on the number of transfers in certain circumstances. For more information, see "Transfer Provisions — Limitations on Transfers".

CONTRACT SURRENDER AND PARTIAL WITHDRAWALS

Surrender. While your Contract is in force, you may fully surrender your Contract. We will pay you the Surrender Value determined as of the day we receive your written request at our Service Center. We may require that you give us your Contract document before we pay you the Surrender Value. Before we pay a full surrender, you must provide us with tax withholding information.

The Surrender Value equals the Account Value, minus any applicable withdrawal charges as stated in your Contract, minus any Indebtedness. The Surrender Value will be calculated as of the end of the Valuation Period during which your surrender request was received. We generally will pay you the Surrender Value of the Contract within seven days of our receiving your complete request. The determination of the applicable withdrawal charge is described in "Charges and Deductions — Withdrawal Charge".

You may receive the Surrender Value in a lump sum or under any of the proceeds options described in "Death Benefit and Optional Insurance Benefits — Proceeds Options".

The tax consequences of surrendering the Contract are discussed in "Federal Income Tax Considerations".

Partial Withdrawals. A partial withdrawal of a portion of your Surrender Value may be requested beginning in the second Contract Year. Your request must be in writing and will be effective on the date we receive it at our Service Center. You must provide us with tax withholding information before any payment is processed.

After the first Contract Year, you may take partial withdrawals as often as you choose. However, you may not withdraw less than $250 at any one time. In addition, we may refuse to allow any partial withdrawal that would leave less than $250 in a Sub-Account from which the withdrawal was taken unless the entire Sub-Account is withdrawn. If a partial withdrawal, plus any applicable withdrawal charges, would reduce the Account Value below $500, we may treat the request as a request to withdraw the total Account Value and terminate your Contract. We may waive or change these limits.

We will pay you the amount requested minus any applicable withdrawal charges or fees. This amount will be subtracted from your Account Value. The proceeds of a partial withdrawal will generally be paid within seven days of our receiving your complete request. The calculation of the withdrawal charge is described in "Charges and Deductions — Withdrawal Charge".

The Face Amount after a partial withdrawal may not be less than $50,000. If you have previously increased the Face Amount of your Contract, your partial withdrawals will first reduce the Face Amount of the most recent increase, then the next most recent increases successively, then the original Face Amount of the Contract. We will notify you of any change in the Face Amount in the next quarterly or annual report that we mail to you.

The tax consequences of partial withdrawals are discussed in "Federal Income Tax Considerations".

•  Effect of Partial Withdrawal on Death Benefit. If your Death Benefit is Option 1, a partial withdrawal will reduce the Face Amount of your Contract as well as the Account Value by the amount of the withdrawal and any charges associated with it.

Under Option 2 Death Benefit, a partial withdrawal will typically result in a dollar for dollar reduction in Account Value as well as a reduction in the Death Benefit proceeds payable under the Contract. It will not, however, affect the Face Amount. Accordingly, we will not assess a withdrawal charge on partial withdrawals from a Contract with an Option 2 Death Benefit.

•  Allocating Partial Withdrawals among Sub-accounts and the Fixed Account. You may specify how much of your partial withdrawal you wish to be taken from each Sub-Account. The amount requested from a specific Sub-Account may not exceed the value of that option less any applicable withdrawal charge and fee. If you do not specify the option from which you wish to take your partial withdrawal, we will take it proportionately from the Sub-Accounts and the Fixed Account.

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LOANS

Availability of Loans. While the Contract is in force, you may borrow money from us using the Contract as the only security for your loan. Loans have priority over the claims of any assignee or any other person. You may borrow up to 90% of the Surrender Value of your Contract as of the end of the Valuation Period in which we receive your loan request. Any outstanding Indebtedness will count against that limit. A loan against your Contract's Surrender Value may be taken at any time.

Limitations. The minimum loan amount is $250. In addition, if you have named an irrevocable Beneficiary, you must also obtain written consent from that individual or entity before we make a Contract loan to you.

Interest. The interest rate on all Contract loans is the loan interest rate shown in your Contract. Interest on Contract loans accrues daily and is due on each Contract Anniversary. If you do not pay the interest when due, the unpaid interest will become part of the Contract loan and will accrue interest at the same rate.

When we make a Contract loan to you, we will transfer to the Loan Account a portion of the Account Value equal to the loan amount. We will take the transfers proportionately from the Fixed Account and Sub-Accounts, unless you instruct us otherwise in writing. You may not transfer more than a pro-rata share from the Fixed Account.

We will credit interest to the portion of the Loan Account attributable to preferred loans at the loan interest rate shown in your Contract. We will treat as a preferred loan the portion of your loan equal in amount to (a) your Account Value, minus (b) your total payments, minus (c) your current preferred loan balance, minus (d) any interest that has accrued on your Indebtedness since the previous Contract Anniversary, plus (e) all prior partial withdrawals in excess of earnings. We will credit interest to the remainder of the Loan Account at the minimum guaranteed interest rate shown in your Contract. The interest charges on the loan may be 2% higher than the interest we credit on the loaned amount. On each Contract Anniversary, we will also transfer to the Loan Account an amount of Account Value equal to the amount by which the Indebtedness exceeds the value of the Loan Account.

Effect of Loans. A Contract loan, whether or not repaid, will have a permanent effect on your Account Value because the investment results of each Sub-Account and the interest paid on the Fixed Account will apply only to the amounts remaining in those accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Account Value will not increase as rapidly as it would if you had not taken a Contract loan. If the Sub-Accounts and/or Fixed Account earn less than that rate, then your Account Value will be greater than it would have been if you had not taken a Contract loan. Also, if you do not repay a Contract loan, your Indebtedness will be subtracted from the Death Benefit and Surrender Value otherwise payable.

Generally, coverage guarantees provided under the Contracts will be suspended or terminate while there are outstanding Contract loans. See "Purchasing a Contract — Guaranteed Coverage Monthly Premium". In some states, the terms under which coverage guarantees are affected by Contract loans may differ. Please refer to your Contract or contact your representative for additional information.

If you have an outstanding Contract loan, decreases in your Account Value, including decreases due to negative investment results in the Sub-Accounts you have chosen, could cause your Contract to enter the Grace Period and lapse. If you have an outstanding Contract loan and do not pay loan interest when due, unpaid interest will be added to your Contract loan and will bear interest at the same rate. If your investment gains are insufficient, your outstanding Contract loan could exceed your Surrender Value, resulting in your Contract entering the Grace Period.

If your Contract lapses while a Contract loan is outstanding and your contract is not a MEC, you may owe taxes or suffer other adverse tax consequences. Please refer to "Federal Income Tax Considerations — Contracts Which Are Not MECs". Please consult with your tax adviser for additional information.

You may realize taxable income when you take a Contract loan. In some instances, a Contract is treated as a MEC for federal tax purposes. In that situation, Contract loans are treated as withdrawals for tax purposes, and the amount of the loan may be treated as taxable income to you. In addition, you may also incur an additional ten percent penalty tax. You should also be aware that interest on Contract loans is generally not deductible. Please refer to "Federal Income Tax Considerations — Contracts Which Are MECs". Accordingly, before you take a Contract loan, you should consult your tax adviser and carefully consider the potential impact of a Contract loan on your rights and benefits under the Contract.

Loan Procedures. The loan amount available will be calculated as of the end of the Valuation Period during which your loan request is received. We generally will pay you the loan amount within seven days of our receiving your complete request.

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In addition, you may repay all or any part of any Contract loan without penalty at any time while the Contract is still in effect and the Insured is living. If you have a Contract loan outstanding, we will treat any unscheduled Premium we receive from you as a loan repayment, unless you instruct us otherwise in writing. The payment will be processed as of the end of the Valuation Period during which it is received. We will deduct an amount equal to your loan repayment from the Loan Account and allocate your Net Premium among the Sub-Accounts and the Fixed Account on the same basis as Planned Premiums are allocated, unless you instruct us otherwise.

LAPSE AND REINSTATEMENT

Lapse. Generally, your Contract will terminate and life insurance coverage will end when one of the following events occurs: (a) you surrender your Contract; (b) the Grace Period ends; or (c) the Insured dies.

Your Contract will enter the Grace Period if on a Monthly Date the Surrender Value is insufficient to pay the Monthly Deduction and either: (a) no coverage guarantee is in effect; or (b) at least one of the coverage guarantees is in effect, but you have outstanding Indebtedness under your Contract. The Monthly Deduction is the amount deducted from the Account Value on each Monthly Date for the cost of insurance charge, the Contract fee, and the cost of any benefit agreement. At the end of this Grace Period, your Contract will lapse and coverage ends.

If the Insured dies during the Grace Period, we will pay the Death Benefit in accordance with your instructions. We will reduce the proceeds, however, by an amount equal to the Monthly Deductions due and unpaid. See "Death Benefit".

If you discontinue or reduce your Planned Premium payments, the risk of lapse will likely increase. Adverse investment performance may also increase the risk of lapse unless a coverage guarantee is in effect.

Lapse Options. If your Contract enters the Grace Period, you will be given 61 days in which to pay an amount sufficient to keep the Contract in force. This amount may be more than your Planned Premium. On the date the Grace Period begins, we will send you and any assignee a notice telling you that you must pay at least the amount shown in the notice by the end of the Grace Period to prevent your Contract from terminating. You may pay an amount larger than that indicated in the notice if you wish. If you do not pay us the amount indicated by the date shown in the notice, your Contract will terminate at the end of the Grace Period.

Reinstatement. If your Contract lapses during the life of the Insured, you may apply for reinstatement of the Contract by paying us the reinstatement Premium. You must apply for reinstatement within five years from the end of the Grace Period while the Insured is living. A notice will be sent when the Contract lapses indicating the amount needed to reinstate the Contract. The reinstatement Premium is an amount sufficient (1) to pay all unpaid Monthly Deductions for the Grace Period and (2) to keep your Contract in force for three months. If you choose, you may pay a larger amount. If you reinstate your Contract but do not resume paying Planned Premiums, it is likely that your Contract will lapse again. If Indebtedness was outstanding at the time of the lapse, you must either repay or reinstate the loan before we will reinstate your Contract. In addition, you must provide evidence of insurability satisfactory to us. The Account Value on the reinstatement date will reflect the Account Value at the time of termination of the Contract plus the Premium paid at the time of reinstatement. All Contract charges will continue to be based on your original Contract Date.

GENERAL CONTRACT PROVISIONS

Ownership Rights. During the Insured's lifetime, the rights and privileges stated in the Contract may be exercised only by the Owner.

The Owner ("you") is named in the application on the Contract Date, and may be changed from time to time. Unless otherwise provided, the ownership rights of an individual who dies before the Insured will belong to the surviving joint owner, or if no joint owner, to the executors or administrators of that individual's estate. The ownership rights of a corporation, partnership or fiduciary will belong to its successors or assigns.

Only an officer of Lincoln can modify, alter or waive Contract provisions, and only by a written instrument.

Beneficiary. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Contract. You may change the Beneficiary or Contingent Beneficiary at any time while the Insured is alive, except irrevocable Beneficiaries and irrevocable Contingent Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. A request for a change in Beneficiary or Contingent Beneficiary will take effect as of the date you signed the form after we acknowledge receipt in writing. Until we acknowledge receipt of change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we

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subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any revocable Beneficiary is subject to the interest of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary will be you or your estate.

Assignment. While the Insured is alive, you may assign the Contract as collateral security. You must notify us in writing if you assign the Contract. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment. An assignment may result in income tax and a ten percent penalty tax. You should consult your tax adviser before assigning your Contract.

Periodic Reports. While your Contract is in force, we will send you a statement at least once each year showing information concerning your Contract transactions and the current status of your Contract.

In addition, we will send you such reports or prospectuses concerning the Variable Account or the Portfolios of the underlying Sub-Accounts as may be required by the 1933 Act, as amended, and the 1940 Act, as amended. This information includes annual reports, semi-annual reports and supplements to current prospectuses. You will receive this information in printed form through the mail, unless you consent to available electronic forms of publication, which you can do at any time.

To the extent permitted by rules and regulations, we may provide one copy of each prospectus or report to persons who own more than one Contract.

DISTRIBUTION OF CONTRACTS

Lincoln Financial Distributors, Inc. Lincoln Financial Distributors ("LFD"), a wholly owned subsidiary of Lincoln National Corporation and therefore an affiliate of Lincoln, serves as distributor of the Contracts. LFD is located at 130 North Radnor Chester Road, Radnor, PA, 19087. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of FINRA (Financial Industry Regulatory Authority).

The Contracts are no longer offered for sale, but owners of outstanding Contracts can continue to invest premiums and effect other transactions in their Contracts. LFD's distribution activities are limited to the transactions that continue to be made by owners of outstanding Contracts. We do not pay LFD any underwriting commissions, fees or compensation for serving as distributor, but we do reimburse LFD for expenses incurred in connection with its services as distributor.

Outstanding Contracts were sold by broker-dealers and other financial institutions ("Selling Firms") that had entered into selling agreements with Liberty Life Assurance Company of Boston and the broker-dealer then acting as principal underwriter for the Contracts to offer and sell the Contracts. Under the selling agreements, the selling firms (some of which were then affiliated with Liberty Life Assurance Company of Boston) sold the Contracts through their registered representatives and employees who were licensed insurance agents appointed by Liberty Life Assurance Company of Boston, either individually or through an incorporated insurance agency. Commissions were paid to the selling firms under these selling agreements. These selling agreements were terminated after Liberty Life Assurance Company of Boston ceased to offer the Contracts for new sale, and no commissions have been paid to any selling firms since after the termination.

Additional information about distribution of the Contracts is provided in the Statement of Additional Information (the "SAI") in the section titled "Underwriters." See the back page of this prospectus for details about the SAI.

FEDERAL INCOME TAX CONSIDERATIONS

NOTE: The following discussion is based upon our understanding of current federal income tax law applicable to life insurance contracts in general. We cannot predict the probability that any changes in those laws will be made. Also, we do not guarantee the tax status of the Contracts. You bear the complete risk that the Contracts may not be treated as "life insurance contracts" under federal income tax laws.

In addition, this discussion does not include a detailed description of the federal income tax consequences of the purchase of these Contracts or any discussion of special tax rules that may apply to certain purchase situations. We

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also have not tried to consider any other possibly applicable tax laws, for example, the state tax consequences of the Contracts. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the Contract, as well as any other questions you may have concerning the tax status of the Contract or the possibility of changes in the tax law.

Taxation of Lincoln and the Variable Account. Under current Federal income tax law, Lincoln is not taxed on the Variable Account's operations.

Accordingly, we do not anticipate that Lincoln will incur any federal income tax liability attributable to the operation of the Variable Account (as opposed to the federal tax related to the receipt of Premiums under the Contracts). Therefore, we are not making any charge or provision for federal income taxes. However, if the tax treatment of the Variable Account is changed, we may charge the Variable Account for its share of the resulting federal income tax.

In several states we may incur state and local taxes on the operations of the Variable Account. We currently are not making any charge or provision for them against the Variable Account. We do, however, use part of the withdrawal charge to offset these taxes. If these taxes should be increased, we may make a charge or provision for them against the Sub-Accounts. If we do so, the results of the Sub-Accounts will be reduced.

Tax Status of the Contract. The Contract is structured to satisfy the definition of a life insurance contract under the Tax Code. As a result, the Death Benefit ordinarily will be fully excluded from the gross income of the Beneficiary. The Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. The Death Benefit will also be included in your estate if the Beneficiary is not your estate but you retained incidents of ownership in the Contract. Examples of incidents of ownership include the right to change Beneficiaries, to assign the Contract or revoke an assignment, and to pledge the Contract or obtain a Contract loan. If you own and are the Insured under a Contract and if you transfer all incidents of ownership in the Contract more than three years before your death, the Death Benefit will not be included in your gross estate. State and local estate and inheritance tax consequences may also apply.

In addition, certain transfers of the Contract or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of individuals) two or more generations below that of the transferor may be subject to the federal generation-skipping transfer tax. The individual situation of each Contract owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Contract proceeds will be treated for purposes of federal, state, and local estate, inheritance, generation skipping and other taxes.

In the absence of final regulations or other pertinent interpretations of the Tax Code, some uncertainty exists as to whether a substandard risk Contract will meet the statutory definition of a life insurance contract. If a Contract were deemed not to be a life insurance contract for tax purposes, it would not provide most of the tax advantages usually provided by a life insurance contract. We reserve the right to amend the Contracts to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service ("IRS").

In addition, you may use the Contract in various arrangements, including non-qualified deferred compensation or salary continuance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax treatment of the proposed arrangement.

Diversification Requirements. Section 817(h) of the Tax Code requires that the underlying assets of a variable life insurance contracts be adequately diversified. Regulations issued by the United States Treasury Department (the "Treasury Department") provide that a variable life insurance contract will not be treated as a life insurance contract for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Contract were disqualified for this reason, you would lose the tax deferral advantages of the Contract and would be subject to current federal income taxes on all earnings allocable to the Contract.

The Treasury Department regulations provide that variable life insurance contracts such as the Contract meet the diversification requirements if, as of the close of each calendar quarter, or within 30 days after such last day the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. For purposes of determining whether or not the diversification standards of Section 817(h) of the Tax Code have been met, each United States government agency or instrumentality is treated as a separate issuer.

The Treasury Department regulations further provide an alternative to the provision described above. Under this alternative, an investment account will be deemed adequately diversified if: (1) no more than 55% of the value of the

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total assets of the account is represented by any one investment; (2) no more than 70% of the value of the total assets of the account is represented by any two investments; (3) no more than 80% of the value of the total assets of the account is represented by any three investments; and (4) no more than 90% of the value of the total assets of the account is represented by any four investments.

These diversification standards are applied to each Sub-Account of the Variable Account by looking to the investments of the Portfolio underlying the Sub-Account. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements.

Owner Control. In certain circumstances, variable life insurance Contract Owners will be considered the owners, for tax purposes, of separate account assets underlying their contracts. In those circumstances, the Contract Owners will be subject to current taxation on the income and gains from the separate account assets.

When the diversification regulations were issued, the Treasury Department announced that in the future, it would provide guidance on the extent to which variable Contract Owners could direct their investments among Sub-Accounts without being treated as owners of the underlying assets of the Variable Account. In Revenue Ruling 2003-91, the IRS described the circumstances under which Contract Owners will not possess sufficient control over the assets underlying their Contracts to be treated as the owner of those assets for federal income tax purposes. Under the contracts in Rev. Rul. 2003-91, there was no arrangement, plan, contract or agreement between the policy owner and the insurance company regarding the availability of a particular investment option and other than the policy owner's right to allocate premiums and transfer funds among the available investment options, all investment decisions concerning the investment options were made by the insurance company or an advisor in its sole and absolute discretion.

We do not believe that your rights under the Contract will result in you being treated as the owner of the assets of any Sub-Account of the Variable Account under Rev. Rul. 2003-91. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets.

The remainder of this discussion assumes that the contract will be treated as a life insurance contract for federal tax purposes.

Income Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the Death Benefit payable under a Contract is excludable from gross income under the Tax Code. Certain transfers of the Contract, however, may result in a portion of the Death Benefit being taxable.

If the Death Benefit is not received in a lump sum and is, instead, applied under one of the proceeds options, payments generally will be prorated between amounts attributable to the Death Benefit, which will be excludable from the Beneficiary's income, and amounts attributable to interest (accruing after the Insured's death), which will be includable in the Beneficiary's income.

Accelerated Death Benefit. In general, the tax treatment of an Accelerated Death Benefit is the same as the tax treatment of Death Benefits, as described above. However, where an Accelerated Death Benefit is based on the Insured's being "chronically ill," the Tax Code limits the amount of the Accelerated Death Benefit that will qualify for exclusion from federal income taxation. In some circumstances, an Accelerated Death Benefit under the Contract may exceed these limits, and the excess amount therefore may be taxable. Accordingly, if you are considering requesting an Accelerated Death Benefit, you should first consult a qualified tax adviser.

Tax Deferral During Accumulation Period. Under existing provisions of the Tax Code, except as described below, any increase in your Account Value is generally not taxable to you unless you receive or are deemed to receive amounts from the Contract before the Insured dies. If you surrender your Contract, the Cash Value (less any Contract fee paid upon surrender) will be includable in your income to the extent the amount received exceeds the "investment in the Contract." The "investment in the Contract" generally is the total Premiums and other consideration paid for the Contract, less the aggregate amount received under the Contract previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the Contract constitute income depends, in part, upon whether the Contract is considered a MEC for federal income tax purposes.

Contracts Which Are MECs

Characterization of a Contract as a MEC. In general, this Contract will not constitute a MEC, unless: (1) it was received in exchange for another life insurance contract which was a MEC; (2) excess Premiums are paid into the

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Contract, causing it to fail the "7-pay" test under Section 7702A of the Tax Code; or (3) there is a decrease in the Face Amount or an Agreement is removed, such that the Contract no longer complies with the "7-pay" test under Section 7702A of the Tax Code. Other "material" changes to your Contract may also cause it to be treated as a MEC.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If your Contract is a MEC, withdrawals from your Contract will be treated first as withdrawals of income and then as a recovery of your investment in the Contract. Thus, you may realize taxable income upon a withdrawal if the Account Value exceeds the investment in the Contract. You may also realize taxable income when you take a Contract loan, because any loan (including unpaid loan interest) under the Contract will be treated as a withdrawal for tax purposes. In addition, if you assign or pledge any portion of the value of your Contract (or agree to assign or pledge any portion), the assigned or pledged portion of your Account Value will be treated as a withdrawal for tax purposes. Before assigning, pledging, or requesting a loan under a Contract that is a MEC, you should consult a qualified tax adviser.

Penalty Tax. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to ten percent of the portion of the withdrawal that is includable in income, unless the withdrawals are made: (1) after you reach Age 59 1/2; (2) because you have become disabled (as defined in the Tax Code); or (3) as substantially equal periodic payments over your life or life expectancy (or the joint lives or life expectancies of you and your beneficiary, as defined in the Tax Code).

Aggregation of Contracts. All life insurance contracts which are MECs and which are purchased by the same person from us or any of our affiliates within the same calendar year will be aggregated and treated as one Contract for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includable in taxable income.

Contracts Which Are Not MECs

Tax Treatment of Withdrawals Generally. If your Contract is not a MEC, the amount of any withdrawal from the Contract will be treated first as a non-taxable recovery of Premiums and then as income from the Contract. Thus, only the portion of a withdrawal that exceeds the investment in the Contract immediately before the withdrawal will be includable in taxable income.

Certain Distributions Required by the Tax Law in the First 15 Contract Years. Where cash distributions are required under the Tax Code in connection with a reduction in benefits during the first 15 years after the Contract is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the Tax Code, during this period), some or all of such amounts may be includable in taxable income.

Treatment of Maturity Benefit. Only for Contracts issued for delivery in New York, at the Maturity Date, we pay the Surrender Value to you. Generally, the excess of the Cash Value (less any applicable Contract fee) over your investment in the Contract will be includable in your taxable income at that time.

Tax Treatment of Loans. If your Contract is not a MEC, a loan received under the Contract generally will be treated as indebtedness for tax purposes, rather than a withdrawal of Account Value. As a result, you will not realize taxable income on any part of the loan as long as the Contract remains in force. If you surrender your Contract or your Contract lapses, however, any outstanding loan balance will be treated as an amount received by you as part of the Surrender Value. Accordingly, you may be subject to taxation on the loan amount at that time. Moreover, if any portion of your Contract loan is a preferred loan, a portion of your Contract loan may be includable in your taxable income. Generally, you may not deduct interest paid on loans under the Contract, even if you use the loan proceeds in your trade or business.

Actions to Ensure Compliance with the Tax Law. We believe that the maximum amount of your Premiums we intend to permit for the Contracts will comply with the Tax Code definition of a life insurance contract. We will monitor the amount of your Premiums, and, if your total Premiums during a Contract Year exceed those permitted by the Tax Code, we will refund the excess Premiums within 60 days of the end of the Contract Year and will pay interest and other earnings (which will be includable in taxable income) as required by law on the amount refunded. We reserve the right to increase the Death Benefit (which may result in larger charges under a Contract) or to take any other action deemed necessary to ensure the compliance of the Contract with the federal tax definition of a life insurance contract.

Federal Income Tax Withholding. We will withhold and remit to the federal government a part of the taxable portion of withdrawals made under a Contract, unless the Owner notifies us in writing at or before the time of the withdrawal that he or she chooses not to have withholding. As a Contract Owner, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received under the Contract, whether or not you

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choose withholding. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Tax Advice. This summary is not a complete discussion of the tax treatment of the Contract. You should seek tax advice from an attorney who specializes in tax issues.

LEGAL PROCEEDINGS

Lincoln In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened regulatory or legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.

FINANCIAL STATEMENTS

The financial statements of the Lincoln Life Flexible Premium Variable Life Account LMB-V as of December 31, 2020 and for each of the periods in the two years then ended, the financial statements of Lincoln National Life Insurance Company as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, and the accompanying Independent Registered Public Accounting Firm Reports appear in the SAI.

GLOSSARY OF TERMS USED IN THE PROSPECTUS

Please refer to this list for the meaning of the following terms:

Account Value — The sum of the values of your interests in the Sub-Accounts, the Fixed Account and the Loan Account.

Accumulation Unit — An accounting unit of measurement which we use to calculate the value of a Sub-Account.

Age — An Insured's age at his or her last birthday.

Asset Rebalancing — Our program under which we periodically readjust the percentage of your Account Value allocated to each Sub-Account to maintain a pre-set level.

Beneficiary(ies) — The person(s) named by you to receive the Death Benefit under the Contract.

Cash Value — The Account Value less any applicable withdrawal charges.

Contract Anniversary — The same day and month as the Contract Date for each subsequent year the Contract remains in force.

Contract Date — The effective date of insurance coverage under your Contract. It is used to determine Contract Anniversaries, Contract Years and the Monthly Date.

Contract Owner — The person(s) having the privileges of ownership defined in the Contract. The Contract Owner(s) may or may not be the same person(s) as the Insured(s). If your Contract is issued pursuant to a tax-qualified retirement plan, your ownership privileges may be modified by the plan.

Contract Year — Each twelve-month period beginning on the Contract Date and each Contract Anniversary.

Death Benefit — The amount payable to the Beneficiary under the Contract upon the death of the Insured, before payment of any unpaid Indebtedness.

Delivery Date — If you pay your initial Premium upon receipt of your Contract, the date on which your Contract is personally delivered to you; otherwise, five days after we mail your Contract for delivery to you.

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Dollar Cost Averaging — Our program under which we periodically transfer a fixed dollar amount to the Sub-Accounts of your choice, until the source you designate is exhausted or you instruct us to stop.

Face Amount — The amount designated as such on the Contract information page or as subsequently changed in accordance with the terms of the Contract. It is used to determine the amount of Death Benefit.

Fixed Account — The portion of the Account Value allocated to our general account.

Guideline Level Premium — The level annual premium amount, payable over a period not ending before the insured person attains age 95, computed using an interest rate and mortality and other charges as prescribed pursuant to section 7702 (c) of the Tax Code.

Grace Period — A 61-day period during which the Contract will remain in force so as to permit you to pay a sufficient amount to keep the Contract from lapsing.

Indebtedness — The sum of all unpaid Contract loans and accrued loan interest.

Insured — A person whose life is Insured under the Contract.

Loan Account — An account established for amounts transferred from the Sub-Accounts or the Fixed Account as security for outstanding Indebtedness.

Monthly Date — The same day in each month as the Contract Date. The day of the month on which the Monthly Deduction is taken from your Account Value.

Monthly Deduction — The amount deducted from the Account Value on each Monthly Date for the cost of insurance charge, the Contract fee, and the cost of any optional benefit agreement.

Net Investment Factor — The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Sub-Account.

Net Premium — A Premium less any Premium Expense Charge.

Planned Premium — The amount of Premium selected by you to be paid periodically as payment for the Contract.

Portfolio(s) — The underlying mutual funds in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

Premium — An amount paid to us as payment for the Contract by you or on your behalf.

SEC — The United States Securities and Exchange Commission.

Sub-Account — A division of the Variable Account, which invests wholly in shares of one of the Portfolios.

Sub-Account Value — The value of the assets held in a Sub-Account.

Surrender Value — The Cash Value less any unpaid Indebtedness.

Tax Code — The Internal Revenue Code of 1986, as amended.

Valuation Date — Each day the New York Stock Exchange ("NYSE") is open for business and we are open. We currently are open for variable business on each day the NYSE is open, except for emergencies or other times permitted by the SEC.

Valuation Period — The period of time over which we determine the change in the value of the Sub-Accounts. Each Valuation Period begins at the close of normal trading on the NYSE, currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date, or the next day we are open, if later.

Variable Account — Lincoln Life Flexible Premium Variable Life Account LMB-V, which is a segregated investment account of Lincoln National Life Insurance Company.

We, us, ours, the Company — Lincoln National Life Insurance Company ("Lincoln").

You, your, yours — The Owner of the Contract.

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To learn more about the Variable Account, Lincoln, and the Contracts, you should read the SAI dated the same date as this prospectus. Please call our Service Center at 1-800-451-7065 extension 36203: (1) to request a copy of the SAI; (2) to receive personalized illustrations of Death Benefits, net cash Surrender Values, and Cash Values; and (3) to ask questions about the Contract or make other inquiries.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Variable Account and the Contract. Our reports and other information about the Variable Account and the Contract (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-09075

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STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information (“SAI”) is not a prospectus. It contains information in addition to the information in the prospectus, dated October 1, 2021, for Flexible Premium Variable Life Insurance Contracts (the “Contract” or “Contracts”), offered by The Lincoln National Life Insurance Company  (“Lincoln ”, “the Company”, “we”, “us” ,”ours”). You should read this SAI together with the Contract’s prospectus, which we may amend from time to time.

To obtain a copy of a prospectus for the Contract, please call us at 1-800-451-7065 Ext. 36203 or write to our Service Center at the address provided above.

THIS SAI IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE CONTRACTS AND FOR THE PORTFOLIOS IN WHICH THE LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT LMB-V INVESTS.

THE CONTRACTS AND THE INVESTMENTS IN THE PORTFOLIOS ARE NOT INSURED BY THE FDIC OR ANY OTHER FEDERAL GOVERNMENT AGENCY, NOT DEPOSITS OF, OR GUARANTEED OR ENDORSED BY ANY BANK OR ITS SUBSIDIARIES, AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF VALUE.

STATEMENT OF ADDITIONAL INFORMATION DATED: OCTOBER 1, 2021
  RELATING TO PROSPECTUS DATED: OCTOBER 1, 2021

Illustrations	5
Narrative Information	5
Experts.	10
Financial Statements	10

Capitalized terms used in this SAI are defined where first used or in the Glossary of the Contract prospectus.

THE COMPANY

The Lincoln National Life Insurance Company (Lincoln, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln is obligated to pay all amounts promised to owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln. Our claims paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at www.LincolnFinancial.com. Those ratings do not apply to the Separate Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to owners of our policies. Ratings can and do change from time to time.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.

For additional information, please refer to the Contract prospectus, “Description of Lincoln Life and the Variable Account.”

THE VARIABLE ACCOUNT

Lincoln Life Flexible Premium Variable Life Account LMB-V was originally established on July 10, 1998 as a segregated asset account of Liberty Life Assurance Company of Boston under the laws of the Commonwealth of Massachusetts. Liberty Life Assurance Company of Boston was purchased by Lincoln on May 1, 2018 and later renamed Lincoln Life Assurance Company of Boston ("Lincoln Life"). Lincoln Life was merged with and into Lincoln on October 1, 2021. The Variable Account meets the definition of a “separate account” under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). The SEC does not supervise the management of the Variable Account or Lincoln.
We own the assets of the Variable Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Account Value of the Contracts offered by this prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Lincoln.
The Variable Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. Values allocated to the Variable Account will rise and fall with the values of shares of the Portfolios and are also reduced by Contract charges. In the future, we may use the Variable Account to fund other variable life insurance contracts. We will account separately for each type of variable life insurance contract funded by the Variable Account.
SERVICES

SAFEKEEPING OF THE VARIABLE ACCOUNT’S ASSETS. Lincoln Life holds the assets of the Variable Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE CONTRACTS

PERIODIC REPORTS. We will maintain all records relating to the Variable Account and the Sub-Accounts. While your Contract is in force, we will send you a statement at least once each year showing information concerning your Contract transactions and the current status of your Contract. The statement will include the Account Value as of the end of the current and prior reporting period, the number, type and value of your interests in the Sub-Accounts to which you have allocated your Net Premiums, the current Death Benefit, Surrender Value, indebtedness, partial withdrawals, Premiums paid, and deductions made since the last statement. We will also include any information required by applicable laws and regulations. If you ask us, we will send you an additional statement at any time. We may charge up to $25 for this additional statement. We will tell you the current charge before we send you the statement.
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In addition, we will send you such reports or prospectuses concerning the Variable Account or the Portfolios of the underlying Sub-Accounts as may be required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. This information includes annual fund reports, semi-annual fund reports and supplements to current prospectuses. You will receive this information in printed form through the mail, unless you consent to available electronic forms of publication, which you can do at any time.

To the extent permitted by rules and regulations, we may provide one copy of each prospectus or report to persons who own more than one Contract.

We also will mail you confirmation notices or other appropriate notices of Contract transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. In addition, please review your periodic statements and notices carefully, as they contain important information relating to the status of your Contract. It is your obligation to report to us, at the address or phone number provided on your statement, any errors or discrepancies concerning the information provided on the statement or notice.

NOTICE AND ELECTIONS. To be effective, all notices and elections under the Contract must be in writing, signed by you, and received by us at our Service Center. Certain exceptions may apply. Unless otherwise provided in the Contract, all notices, requests and elections will be effective when received at our Service Center complete with all necessary information.

MODIFICATIONS. We reserve the right to modify the Contract without your express consent, in the circumstances described in this prospectus or as necessary to conform to applicable law or regulation or any ruling issued by a governmental agency. The provisions of the Contract will be construed so as to comply with the requirements of Section 7702 of the Tax Code.

LIMIT ON RIGHT TO CONTEST. In the absence of fraud, we may not contest the insurance coverage under the Contract after the Contract has been in force for two years after the Contract Date while the Insured is alive or for two years after any increase in the Face Amount. The two-year incontestability period may vary in certain states to comply with the requirements of state insurance laws and regulations.

In issuing a Contract, we rely on your application. Your statements in that application and any supplemental applications, in the absence of fraud, are considered representations and not warranties. In the absence of fraud, we will not use any statement made in connection with the Contract application to void the Contract or to deny a claim, unless that statement is a part of the application or an amendment thereto.

SUICIDE. If the Insured commits suicide while sane or kills him- or herself while insane within two years of the Contract Date, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay you an amount equal to the Account Value less any Indebtedness, or the minimum amount required by the state in which your Contract was issued, and the Contract will end. Likewise, if the Insured dies by suicide while sane or kills him- or herself while insane within two years after the effective date of any increase in the Face Amount, the amount we will pay you with respect to that increase will be limited to the Monthly Deductions taken in connection with that increase.

MISSTATEMENT AS TO AGE AND SEX. If the age or sex of the Insured is incorrectly stated in the application, we will adjust any proceeds appropriately as specified in the Contract.

CREDITORS’ CLAIMS. TO the extent permitted by law, no benefits payable under this Contract will be subject to the claims of your or the Beneficiary’s creditors.

DIVIDENDS. We will not pay any dividend under the Contract.

PRINCIPAL UNDERWRITER. Lincoln Financial Distributors, Inc. (“LFD”), an affiliate of Lincoln Life, serves as principal underwriter (the “Principal Underwriter”) for the contracts, as described in the prospectus. The Principal Underwriter does not receive or retain any underwriting commissions or other fees in connection with the Contracts. However, the Company reimburses the Principal Underwriter for expenses incurred in connection with serving as the principal underwriter and distributor for the Contracts.

We no longer offer the Contract to new purchasers.

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ADDITIONAL INFORMATION ABOUT CHARGES

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS. Where permitted by state insurance laws, Contracts may be purchased under group or sponsored arrangements. We may reduce or waive the charges and deductions described above for Contracts issued under these arrangements. Among other things, we may waive withdrawal charges and deductions to employees, officers, directors, agents, and immediate family members of the foregoing. We will reduce these charges and deductions in accordance with our rules in effect when we approve the application for a Contract. To qualify for a reduction, a group or sponsored arrangement must satisfy our criteria as to, for example, the size of the group, the expected number of participants and anticipated Premiums from the group. Generally, the sales contacts and effort, administrative costs and mortality cost per Contract vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Contracts are purchased and certain characteristics of the group’s members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements. From time to time, we may modify on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Contract Owners and all other owners of all other contracts funded by the Variable Account.

UNDERWRITING PROCEDURES. Before issuing a policy we will require evidence of insurability. This means that (1) you must complete an application and submit it to the Company, and (2) we may require that the Insured have a medical examination. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason. Applicants who meet guidelines on issue age and Premium limitations may be eligible for simplified underwriting without a medical examination.

Insurance charges will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The insurance charge rate will not exceed those shown on the Contract’s specifications pages, which are based on the 1980 Commissioners’ Standard Ordinary Mortality Table (“1980 CSO”), male or female (unisex rates may be required in some situations), smoker or nonsmoker, age of the insured on their last birthday.

A special risk class is used when mortality experience in excess of the standard risk classes is expected. These substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of 1980 CSO, male or female (unisex rates may be required in some situations), smoker or nonsmoker and age of the insured on their last birthday.

For additional information on charges, please refer to the Contract prospectus, “Charges and Deductions”.

LAPSE AND REINSTATEMENT

GRACE PERIOD. If you have any unpaid Indebtedness and your Surrender Value is insufficient to pay a Monthly Deduction when due, your Contract will enter the Grace Period and may terminate. During the Grace Period, you may surrender the Contract and transfer Account Value among Sub-Accounts. You are not permitted, however, to take a Contract loan, partial withdrawal, make changes to your Face Amount or to optional insurance benefits while your Contract is in the Grace Period.

For additional information, please refer to the Contract prospectus, “Lapse and Reinstatement”.

PERFORMANCE DATA

PERFORMANCE INFORMATION. From time to time, we may include in our marketing materials and Contract Owner reports performance information for the Sub-Accounts of the Variable Account available under the Contract. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract Owner. Also, please note that performance figures shown do not reflect any applicable taxes.

The performance figures in these reports represent the total return for the Sub-Accounts for the periods indicated, and reflect all expenses of the underlying Portfolios, as well as the guaranteed maximum 0.60% Separate Account Expense Charge against amounts allocated to the underlying Portfolios. The rates of return do not reflect withdrawal charges, Monthly Deductions (including the cost of insurance charge), or premium taxes. These charges would reduce the average annual return reflected. Performance figures in these reports run from the date of inception of the underlying Portfolios, which\ may predate when the Variable Account was established on July 10, 1998, and when the Contract first was available for sale on November 11, 1999. The average annual returns shown in the reports are calculated as follows:

P*(1+T)^n = ERV

where:

P = a hypothetical initial payment of $1,000

T = average annual total return

n = number of years

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, three, five, or ten -year period as of the end of the period or fractional portion thereof.

For additional information on Contract charges, please refer to the Contract prospectus, “Charges and Deductions”.

4

ILLUSTRATIONS

NARRATIVE INFORMATION. The following tables have been prepared to help show how values under Contracts change with investment experience. The tables illustrate how Account Values, Surrender Values, and Death Benefits under a Contract issued on an Insured of a given age would vary over time if the hypothetical gross investment rates of return on the Portfolios’ assets were a uniform, gross, after tax, annual rate of 0%, 6%, and 12%. These gross rates of return do not reflect the deduction of charges and expenses of the Portfolios. If the hypothetical gross investment rate of return averages 0%, 6%, or 12%, but fluctuates over or under those averages throughout the years, the Account Values, Surrender Values and Death Benefits may be different.

The illustrations assume annual payment of Planned Premiums in the amount shown in the table, which equals twelve times the Lifetime Guaranteed Coverage monthly Premium. Payment of this level of Premium each month would guarantee Death Benefit coverage for the Insured’s lifetime, regardless of investment performance, assuming no loans or withdrawals are taken.

The amounts shown for the Account Value, Surrender Value and Death Benefit as of each Contract Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after-tax return on the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the Sub-Accounts. The values shown reflect a daily charge to the Sub-Accounts of 0.60% of average daily net assets to compensate Lincoln Life for its expenses incurred and for assuming mortality and expense risks under the Contracts. The illustrations also reflect the deduction of the Premium Expense charge from each Premium payment. The current Premium E xpense Charge is 5.5% of each Premium up to twelve times the Lifetime Guaranteed Coverage monthly Premium and 3.5% of any Premium in excess of that amount. We guarantee that the Premium Expense Charge will not exceed 5.5% of each Premium. In addition, the net investment returns also reflect the deduction of the Portfolio investment advisory fees and other Portfolio expenses at an annual effective rate of [0.86%], which is the arithmetic average of the actual and estimated fees and expenses for all of the Portfolios, without any expense reimbursements or fee waivers. If current expense reimbursements and fee waivers were included, the annual effective rate would also have been [0.84%]. Liberty Life anticipates that expense reimbursement and fee waiver arrangements currently in effect will continue through the current year. If there should be an increase or decrease in the expense reimbursements and fee waivers of a Portfolio that has such arrangements, that change will be reflected in the net asset value of the corresponding Portfolio.

The tables also reflect applicable charges including monthly cost of insurance charges and a Contract fee of $9.00 per month for Contracts with Face Amounts of less than $100,000 and $6.00 per month for Contracts with higher Face Amounts. For each hypothetical gross investment rate of return, tables are provided reflecting current and guaranteed cost of insurance charges and Premium Expense Charges. After deduction of these amounts (other than the cost of insurance charges, Contract fees and Premium Expense Charges), hypothetical gross average investment rates of return of 0%, 6% and 12% correspond to approximate net annual investment rates of -0.84%, 5.16%, and 11.16%, respectively on a current basis and -0.86%, 5.14% and 11.14%, respectively, on a guaranteed basis. Cost of insurance rates vary by issue age (or attained age in the case of increases in Face Amount), sex, rating class and Contract Year and, therefore, cost of insurance charges are not reflected in the approximate net annual investment rate of return stated above.

The tables reflect the fact that no charges for federal, state or other income taxes are currently made against the Variable Account. If such a charge is made in the future, a higher gross rate of return than illustrated will be needed to produce the net after-tax returns shown in the tables.

The tables illustrate the Account Values, Surrender Values, and Death Benefits that would result based upon the hypothetical investment rates of return if all Premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account, and if no Contract loans are taken. The tables also assume that you have not requested an increase or decrease in Face Amount and no partial withdrawals or transfers have been made.

The Contract offers two Death Benefit Options. Under Option 1, the Death Benefit will be the greater of the Face Amount or a percentage of the Account Value. Under Option 2, the Death Benefit will be the greater of the Face Amount plus the Account Value or a percentage of the Account Value. We subtract any outstanding Contract debt and due and unpaid charges before we pay a Death Benefit. The Death Benefit in the illustration is determined under Option 1.

Values are shown for Contracts which are issued to preferred non-tobacco class Insureds. Values for Contracts issued on a basis involving a higher mortality risk would result in lower Account Values, Surrender Values and Death Benefits than those illustrated. Females generally have a more favorable guaranteed cost of insurance rate structure than males.

In most states, the Contract includes three coverage guarantees: Minimum Guaranteed Coverage, Limited Guaranteed Coverage, and Lifetime Guaranteed Coverage. While any coverage guarantee is in effect, and you have no outstanding Indebtedness, your Contract will not lapse if the Surrender Value is insufficient to pay the Monthly Deduction. Provided sufficient Premium is paid, in most states Limited Guaranteed Coverage will be in effect until the later of the Insured’s age 75 or 15 years after the Contract Date, and  Minimum Guaranteed Coverage will be in effect for the first three Contract Years. In Maryland, Massachusetts, New Jersey, and Texas, Lifetime Guaranteed Coverage is not available and Limited Guaranteed Coverage ends after five Contract Years. If you do not pay sufficient Premium, one or more coverage guarantees will terminate. If Limited or Lifetime Guaranteed Coverage terminates for this reason, you will be given a fixed time of at least one year to pay sufficient additional Premium to restore the guarantee. Even if all of the coverage guarantees terminate, however, your Contract will not lapse provided that the Surrender Value is sufficient to pay the Monthly Deductions as they come due. Your Contract will state a monthly Premium amount for each coverage guarantee. For a guarantee to remain in effect your total Premiums (less any partial withdrawal) must at least equal the relevant monthly Premium amount, times the number of months since the Contract Date, minus the relevant monthly Premium amounts for the most recent three months. However, if Lifetime Guaranteed Coverage is in effect when the Insured reaches age 100, we will not require payment of additional Premium and the Death Benefit will equal the greater of the Face Amount or 101% of the Account Value.

If the Surrender Value in an illustration is zero, any Death Benefit shown is the Guaranteed Death Benefit. If a Contract loan is outstanding in this situation, the Contract may lapse in accordance with the Grace Period provisions. The Contract also might lapse in this situation if you previously had partial withdrawals and your total Premium payments, minus the amounts withdrawn, were insufficient to keep the Guaranteed Death Benefit in effect.

The insurance benefit agreements described in the prospectus are available to add optional insurance benefits to your Contract. The charges for insurance benefit agreements are deducted from your Account Value as part of the Monthly Deduction. The attached illustrations do not include any optional insurance benefits.

Upon request, Lincoln Life will furnish a comparable illustration based on the proposed Insured’s age, sex, underwriting classification, proposed Planned Premium, and any available agreements requested. Please contact your representative, call us at 1-800-451-7065 Ext. 36203 or write to our Service Center to request an illustration.

5

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
MALE PREFERRED NON-TOBACCO
$1090.44 ANNUAL PLANNED PREMIUM
ISSUE AGE 30
$100,000 FACE AMOUNT
DEATH BENEFIT OPTION 1

VALUES - CURRENT COST OF INSURANCE

		0% yield			6% yield			12% yield
Contract	Account	Surrender	Death	Account	Surrender	Death	Account	Surrender	Death
Year	Value	Value	Benefit	Value	Value	Benefit	Value	Value	Benefit
1	827	27	100,000	882	82	100,000	938	138	100,000
2	1,641	841	100,000	1,804	1,004	100,000	1,974	1,174	100,000
3	2,444	1,644	100,000	2,768	1,968	100,000	3,119	2,319	100,000
4	3,238	2,518	100,000	3,777	3,057	100,000	4,386	3,666	100,000
5	4,013	3,373	100,000	4,826	4,186	100,000	5,781	5,141	100,000
6	4,778	4,218	100,000	5,923	5,363	100,000	7,324	6,764	100,000
7	5,523	5,043	100,000	7,062	6,582	100,000	9,020	8,540	100,000
8	6,247	5,847	100,000	8,242	7,842	100,000	10,887	10,487	100,000
9	6,961	6,641	100,000	9,477	9,157	100,000	12,951	12,631	100,000
10	7,655	7,495	100,000	10,759	10,599	100,000	15,224	15,064	100,000
11	8,330	8,330	100,000	12,091	12,091	100,000	17,731	17,731	100,000
12	8,978	8,978	100,000	13,467	13,467	100,000	20,488	20,488	100,000
13	9,609	9,609	100,000	14,899	14,899	100,000	23,533	23,533	100,000
14	10,222	10,222	100,000	16,391	16,391	100,000	26,895	26,895	100,000
15	10,810	10,810	100,000	17,936	17,936	100,000	30,604	30,604	100,000
16	11,372	11,372	100,000	19,537	19,537	100,000	34,697	34,697	100,000
17	11,909	11,909	100,000	21,198	21,198	100,000	39,217	39,217	100,000
18	12,431	12,431	100,000	22,930	22,930	100,000	44,219	44,219	100,000
19	12,926	12,926	100,000	24,729	24,729	100,000	49,749	49,749	100,000
20	13,389	13,389	100,000	26,590	26,590	100,000	55,857	55,857	103,336
25	15,322	15,322	100,000	37,089	37,089	100,000	97,173	97,173	145,760
30	16,297	16,297	100,000	49,816	49,816	100,000	164,530	164,530	213,888
35	15,652	15,652	100,000	65,296	65,296	100,000	274,083	274,083	328,899
40	12,255	12,255	100,000	84,716	84,716	100,000	451,473	451,473	519,194
45	3,730	3,730	100,000	109,664	109,664	115,147	739,743	739,743	776,730
50	0	0	100,000	140,842	140,842	147,884	1,212,107	1,212,107	1,272,712
55	0	0	100,000	178,223	178,223	187,135	1,969,568	1,969,568	2,068,046
60	0	0	100,000	221,985	221,985	233,084	3,166,127	3,166,127	3,324,434
65	0	0	100,000	276,792	276,792	279,560	5,115,665	5,115,665	5,166,821
70	0	0	100,000	346,665	346,665	350,131	8,331,625	8,331,625	8,414,941

Assumptions:

(1) Assumes the Planned Premium shown is paid at the beginning of each Contract Year.

(2) Assumes no Contract loans have been made.

(3) Values reflect current cost of insurance charges and premium expense charges.

(4) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(5) The Death Benefit reflects current Tax Code requirements based on the guideline premium/cash value corridor test.

(6) Where the Surrender Value is zero, the Death Benefit is the guaranteed Death Benefit. If past Premiums paid are insufficient to keep the guaranteed Death Benefit in effect or Indebtedness is outstanding, a zero Surrender Value would indicate Contract lapse in the absence of additional Premium payment. If you take a partial withdrawal, the amount of the withdrawal is added to the minimum total Premium payments necessary to keep the guaranteed Death Benefit in effect.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,

6

INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE LINCOLN NATIONAL LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
MALE PREFERRED NON-TOBACCO
$1090.44 ANNUAL PLANNED PREMIUM
ISSUE AGE 30
$100,000 FACE AMOUNT
DEATH BENEFIT OPTION 1

VALUES - GUARANTEED COST OF INSURANCE

		0% yield			6% yield			12% yield
Contract	Account	Surrender	Death	Account	Surrender	Death	Account	Surrender	Death
Year	Value	Value	Benefit	Value	Value	Benefit	Value	Value	Benefit
1	827	27	100,000	882	82	100,000	937	137	100,000
2	1,615	815	100,000	1,777	977	100,000	1,946	1,146	100,000
3	2,389	1,589	100,000	2,709	1,909	100,000	3,057	2,257	100,000
4	3,147	2,427	100,000	3,679	2,959	100,000	4,280	3,560	100,000
5	3,888	3,248	100,000	4,687	4,047	100,000	5,626	4,986	100,000
6	4,613	4,053	100,000	5,735	5,175	100,000	7,108	6,548	100,000
7	5,320	4,840	100,000	6,823	6,343	100,000	8,740	8,260	100,000
8	6,007	5,607	100,000	7,951	7,551	100,000	10,535	10,135	100,000
9	6,673	6,353	100,000	9,120	8,800	100,000	12,509	12,189	100,000
10	7,318	7,158	100,000	10,333	10,173	100,000	14,683	14,523	100,000
11	7,940	7,940	100,000	11,587	11,587	100,000	17,075	17,075	100,000
12	8,539	8,539	100,000	12,885	12,885	100,000	19,708	19,708	100,000
13	9,113	9,113	100,000	14,229	14,229	100,000	22,609	22,609	100,000
14	9,661	9,661	100,000	15,618	15,618	100,000	25,806	25,806	100,000
15	10,182	10,182	100,000	17,055	17,055	100,000	29,332	29,332	100,000
16	10,675	10,675	100,000	18,539	18,539	100,000	33,220	33,220	100,000
17	11,137	11,137	100,000	20,073	20,073	100,000	37,511	37,511	100,000
18	11,569	11,569	100,000	21,658	21,658	100,000	42,252	42,252	100,000
19	11,968	11,968	100,000	23,295	23,295	100,000	47,491	47,491	100,000
20	12,331	12,331	100,000	24,987	24,987	100,000	53,286	53,286	100,000
25	13,461	13,461	100,000	34,239	34,239	100,000	92,299	92,299	138,448
30	12,932	12,932	100,000	44,850	44,850	100,000	155,300	155,300	201,890
35	9,619	9,619	100,000	56,997	56,997	100,000	256,823	256,823	308,188
40	1,123	1,123	100,000	71,204	71,204	100,000	419,177	419,177	482,053
45	0	0	100,000	89,427	89,427	100,000	680,426	680,426	714,447
50	0	0	100,000	114,718	114,718	120,454	1,106,830	1,106,830	1,162,171
55	0	0	100,000	144,469	144,469	151,693	1,777,942	1,777,942	1,866,839
60	0	0	100,000	177,807	177,807	186,698	2,808,497	2,808,497	2,948,922
65	0	0	100,000	219,690	219,690	221,887	4,474,924	4,474,924	4,519,674
70	0	0	100,000	273,676	273,676	276,413	7,220,410	7,220,410	7,292,614

Assumptions:

(1) Assumes the Planned Premium shown is paid at the beginning of each Contract Year.

(2) Assumes no Contract loans have been made.

(3) Values reflect current cost of insurance charges and premium expense charges.

(4) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(5) The Death Benefit reflects current Tax Code requirements based on the guideline premium/cash value corridor test.

(6) Where the Surrender Value is zero, the Death Benefit is the guaranteed Death Benefit. If past Premiums paid are insufficient to

7

keep the guaranteed Death Benefit in effect or Indebtedness is outstanding, a zero Surrender Value would indicate Contract lapse in the absence of additional Premium payment. If you take a partial withdrawal, the amount of the withdrawal is added to the minimum total Premium payments necessary to keep the guaranteed Death Benefit in effect.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE LINCOLN NATIONAL LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
MALE PREFERRED NON-TOBACCO
$5053.44 PLANNED PREMIUM
ISSUE AGE 45
$250,000 FACE AMOUNT
DEATH BENEFIT OPTION 1

VALUES - CURRENT COST OF INSURANCE

		0% yield			6% yield			12% yield
Contract	Account	Surrender	Death	Account	Surrender	Death	Account	Surrender	Death
Year	Value	Value	Benefit	Value	Value	Benefit	Value	Value	Benefit
1	4,047	627	250,000	4,311	891	250,000	4,575	1,155	250,000
2	7,997	4,577	250,000	8,777	5,357	250,000	9,591	6,171	250,000
3	11,879	8,459	250,000	13,435	10,015	250,000	15,124	11,704	250,000
4	15,665	12,587	250,000	18,267	15,189	250,000	21,203	18,125	250,000
5	19,340	16,604	250,000	23,262	20,526	250,000	27,870	25,134	250,000
6	22,928	20,534	250,000	28,454	26,060	250,000	35,214	32,820	250,000
7	26,432	24,380	250,000	33,855	31,803	250,000	43,312	41,260	250,000
8	29,836	28,126	250,000	39,460	37,750	250,000	52,232	50,522	250,000
9	33,161	31,793	250,000	45,298	43,930	250,000	62,087	60,719	250,000
10	36,389	35,705	250,000	51,365	50,681	250,000	72,965	72,281	250,000
11	39,502	39,502	250,000	57,657	57,657	250,000	84,968	84,968	250,000
12	42,486	42,486	250,000	64,172	64,172	250,000	98,214	98,214	250,000
13	45,343	45,343	250,000	70,928	70,928	250,000	112,856	112,856	250,000
14	48,058	48,058	250,000	77,927	77,927	250,000	129,051	129,051	250,000
15	50,618	50,618	250,000	85,174	85,174	250,000	146,981	146,981	250,000
16	53,024	53,024	250,000	92,690	92,690	250,000	166,869	166,869	250,000
17	55,271	55,271	250,000	100,492	100,492	250,000	188,961	188,961	250,000
18	57,351	57,351	250,000	108,599	108,599	250,000	213,482	213,482	264,717
19	59,226	59,226	250,000	117,010	117,010	250,000	240,508	240,508	293,420
20	60,891	60,891	250,000	125,753	125,753	250,000	270,292	270,292	324,350
25	65,394	65,394	250,000	175,506	175,506	250,000	471,062	471,062	541,721
30	60,432	60,432	250,000	240,211	240,211	252,222	797,640	797,640	837,521
35	37,832	37,832	250,000	323,528	323,528	339,704	1,332,795	1,332,795	1,399,435
40	0	0	250,000	424,039	424,039	445,241	2,192,862	2,192,862	2,302,505
45	0	0	250,000	542,767	542,767	569,906	3,556,005	3,556,005	3,733,806
50	0	0	250,000	691,113	691,113	698,024	5,778,399	5,778,399	5,836,183
55	0	0	250,000	879,414	879,414	888,209	9,443,523	9,443,523	9,537,958

Assumptions:

(1) Assumes the Planned Premium shown is paid at the beginning of each Contract Year.

(2) Assumes no Contract loans have been made.

(3) Values reflect current guaranteed cost of insurance charges and premium expense charges.

(4) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(5) The Death Benefit reflects current Tax Code requirements based on the guideline premium/cash value corridor test.

8

(6) Where the Surrender Value is zero, the Death Benefit is the guaranteed Death Benefit. If past Premiums paid are insufficient to keep the guaranteed Death Benefit in effect or Indebtedness is outstanding, a zero Surrender Value would indicate Contract lapse in the absence of additional Premium payment. If you take a partial withdrawal, the amount of the withdrawal is added to the minimum total Premium payments necessary to keep the guaranteed Death Benefit in effect.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE LINCOLN NATIONAL LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
MALE PREFERRED NON-TOBACCO
$5053.44 PLANNED PREMIUM
ISSUE AGE 45
$250,000 FACE AMOUNT
DEATH BENEFIT OPTION 1

VALUES - GUARANTEED COST OF INSURANCE

		0% yield			6% yield			12% yield
Contract	Account	Surrender	Death	Account	Surrender	Death	Account	Surrender	Death
Year	Value	Value	Benefit	Value	Value	Benefit	Value	Value	Benefit
1	4,046	626	250,000	4,310	890	250,000	4,574	1,154	250,000
2	7,731	4,311	250,000	8,502	5,082	250,000	9,308	5,888	250,000
3	11,304	7,884	250,000	12,828	9,408	250,000	14,484	11,064	250,000
4	14,765	11,687	250,000	17,290	14,212	250,000	20,146	17,068	250,000
5	18,108	15,372	250,000	21,889	19,153	250,000	26,343	23,607	250,000
6	21,324	18,930	250,000	26,623	24,229	250,000	33,126	30,732	250,000
7	24,405	22,353	250,000	31,491	29,439	250,000	40,554	38,502	250,000
8	27,339	25,629	250,000	36,489	34,779	250,000	48,692	46,982	250,000
9	30,114	28,746	250,000	41,611	40,243	250,000	57,609	56,241	250,000
10	32,721	32,037	250,000	46,859	46,175	250,000	67,394	66,710	250,000
11	35,146	35,146	250,000	52,228	52,228	250,000	78,143	78,143	250,000
12	37,377	37,377	250,000	57,718	57,718	250,000	89,970	89,970	250,000
13	39,411	39,411	250,000	63,338	63,338	250,000	103,013	103,013	250,000
14	41,234	41,234	250,000	69,087	69,087	250,000	117,423	117,423	250,000
15	42,823	42,823	250,000	74,960	74,960	250,000	133,375	133,375	250,000
16	44,154	44,154	250,000	80,956	80,956	250,000	151,072	151,072	250,000
17	45,206	45,206	250,000	87,074	87,074	250,000	170,759	170,759	250,000
18	45,937	45,937	250,000	93,305	93,305	250,000	192,718	192,718	250,000
19	46,308	46,308	250,000	99,644	99,644	250,000	217,171	217,171	264,948
20	46,279	46,279	250,000	106,092	106,092	250,000	244,068	244,068	292,882
25	38,558	38,558	250,000	140,381	140,381	250,000	423,785	423,785	487,352
30	9,333	9,333	250,000	179,931	179,931	250,000	712,978	712,978	748,627
35	0	0	250,000	233,899	233,899	250,000	1,184,672	1,184,672	1,243,906
40	0	0	250,000	309,990	309,990	325,489	1,927,558	1,927,558	2,023,936
45	0	0	250,000	396,235	396,235	416,047	3,069,074	3,069,074	3,222,528
50	0	0	250,000	504,000	504,000	509,040	4,914,577	4,914,577	4,963,723
55	0	0	250,000	641,955	641,955	648,374	7,954,286	7,954,286	8,033,828

Assumptions:

(1) Assumes the Planned Premium shown is paid at the beginning of each Contract Year.

(2) Assumes no Contract loans have been made.

(3) Values reflect guaranteed cost of insurance charges and premium expense charges.

(4) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

9

(5) The Death Benefit reflects current Tax Code requirements based on the guideline premium/cash value corridor test.

(6) Where the Surrender Value is zero, the Death Benefit is the guaranteed Death Benefit. If past Premiums paid are insufficient to keep the guaranteed Death Benefit in effect or Indebtedness is outstanding, a zero Surrender Value would indicate Contract lapse in the absence of additional Premium payment. If you take a partial withdrawal, the amount of the withdrawal is added to the minimum total Premium payments necessary to keep the guaranteed Death Benefit in effect.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE LINCOLN NATIONAL LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

EXPERTS

Mitchell Titus, LLP, independent registered public accounting firm, 80 Pine Street, New York, New York, 10005, has audited the financial statements of each of the subaccounts listed in the appendix to the opinion that comprise the Lincoln Life Flexible Premium Variable Life Account LMB-V, as of December 31, 2020, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the appendix to the opinion.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements of The Lincoln National Life Insurance Company at December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The audited statements of assets and liabilities of the subaccounts of Lincoln Life Flexible Premium Variable Life Account LMB-V as of December 31, 2020 and the related statements of operations and of changes in net assets for each of the periods presented as well as the Report of the Independent Registered Public Accounting Firm are included.
The audited consolidated balance sheets for The Lincoln National Life Insurance Company and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for each of the years in the three-year period ended December 31, 2020 as well as the Reports of Independent Registered Public Accounting Firms are included. Lincoln Life's consolidated financial statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in Lincoln Life Flexible Premium Variable Life Account LMB-V.

10

AUDITED FINANCIAL STATEMENTS

LLAC Variable Account

Year Ended December 31, 2020

with Report of Independent Registered Public Accounting Firm

LLAC Variable Account

Audited Financial Statements

Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Lincoln Life Assurance Company of Boston and

Contract Owners of LLAC Variable Account

Opinion on the Financial Statements

We have audited the accompanying statements of net assets of each of the subaccounts listed in the Appendix that comprise LLAC Variable Account (the Account) as of December 31, 2020, the related statements of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and related notes (collectively referred to as the “financial statements”) and the financial highlights for each of the two years in the period then ended. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the sub-accounts constituting LLAC Variable Account at December 31, 2020, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended, and each of their financial highlights for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement whether due to error or fraud. The Account is not required have, nor were we engaged to perform an audit of the Account’s internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion.

2000 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

1

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the custodians. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Account’s auditor since 2020.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

August 11, 2021

2

APPENDIX

List of Subaccounts

•                  BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares

•                  BNY Mellon Stock Index Fund, Inc., Initial Shares

•                  BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares

•                  BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares

•                  Columbia Variable Portfolio-Asset Allocation Fund, Class 1

•                  Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1

•                  Columbia Variable Portfolio-Government Money Market Fund, Class 1

•                  Columbia Variable Portfolio-Income Opportunities Fund, Class 1

•                  Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1

•                  Columbia Variable Portfolio-Small Cap Value Fund, Class 1

•                  Columbia Variable Portfolio-Strategic Income Fund, Class 1

•                  Franklin Growth and Income VIP Fund, Class 2

•                  Franklin Large Cap Growth VIP Fund, Class 2

•                  Franklin Strategic Income VIP Fund, Class 2

•                  INVESCO V.I. American Franchise Fund, Series 1

•                  INVESCO V.I. Government Securities Fund, Series 1

•                  INVESCO V.I. International Growth Fund, Series 1

•                  INVESCO V.I. Technology Fund, Series 1

•                  MFS VIT Core Equity Portfolio, Initial Class

•                  MFS VIT Growth Series, Initial Class

•                  MFS VIT High Yield Portfolio, Initial Class

•                  MFS VIT Investor Trust Series, Initial Class

•                  MFS VIT Research Series, Initial Class

•                  MFS VIT Utilities Series, Initial Class

•                  Templeton Growth VIP Fund, Class 2

3

LLAC Variable Account

Statement of Assets and Liabilities

December 31, 2020

	Shares	Cost	Net Asset Value	Market Value
Investments:
BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares	2,431	$41,319	$36.68	$89,160
BNY Mellon Stock Index Fund, Inc., Initial Shares	63,535	3,042,265	64.27	4,083,406
BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares	1,277	47,302	47.23	60,313
BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares	8,268	319,237	47.18	390,108
Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1	155,013	3,130,888	29.93	4,639,546
Columbia Variable Portfolio-Government Money Market Fund, Class 1	1,069,625	1,069,625	1.00	1,069,625
Columbia Variable Portfolio-Income Opportunities Fund, Class 1	141,081	1,052,786	7.71	1,087,731
Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1	30,819	327,810	29.48	908,533
Columbia Variable Portfolio-Small Cap Value Fund, Class 1	177,985	2,575,783	16.17	2,878,015
Columbia Variable Portfolio-Strategic Income Fund, Class 1	265,256	1,107,204	4.40	1,167,125
Franklin Growth and Income VIP Fund, Class 2	295,290	4,065,389	12.97	3,829,912
Franklin Large Cap Growth VIP Fund, Class 2	17,640	344,430	28.65	505,386
Franklin Strategic Income VIP Fund, Class 2	154,467	1,617,694	10.36	1,600,280
INVESCO V.I. American Franchise Fund, Series 1	7,759	442,548	89.10	691,304
INVESCO V.I. Government Securities Fund, Series 1	13,488	160,200	12.04	162,400
INVESCO V.I. International Growth Fund, Series 1	98,470	3,493,413	42.52	4,186,939
INVESCO V.I. Technology Fund, Series 1	32,997	767,489	36.55	1,206,038
MFS VIT Core Equity Portfolio, Initial Class	5,133	109,163	27.88	143,102
MFS VIT Growth Series, Initial Class	40,506	1,982,336	73.81	2,989,785
MFS VIT High Yield Portfolio, Initial Class	33,299	190,781	5.68	189,138
MFS VIT Investor Trust Series, Initial Class	106,186	3,030,782	36.57	3,883,238
MFS VIT Research Series, Initial Class	123,678	3,393,565	32.87	4,065,297
MFS VIT Utilities Series, Initial Class	17,023	502,165	35.33	601,425
Templeton Growth VIP Fund, Class 2	198,240	2,241,396	11.17	2,214,340
Total assets				$42,642,146

Net Assets
Variable life contracts				$42,642,146

The accompanying notes are an integral part of these financial statements.

4

LLAC Variable Account

Statement of Operations

December 31, 2020

	Variable Accounts
	BNY Mellon Stock Index Fund, Inc., Initial Shares	BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares	BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares	BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares	Columbia Variable Portfolio-Asset Allocation Fund, Class 1	Columbia Variable Portfolio- Income Opportunities Fund, Class 1
Investment Income:
Dividends	$56,847	$2,713	$188	$701	$4,077	$45,921
Expenses:
Mortality and expense risks	26,011	3,185	1,000	838	494	6,513
Net investment income (loss)	30,836	(472)	(812)	(137)	3,583	39,408
Realized gain (loss) on investments
Realized gain (loss) on sale of portfolio shares	356,941	19,948	12,172	7,999	7,523	(22,360)
Change in unrealized appreciation/(depreciation) during the year	216,727	51,637	25,896	5,008	(21,880)	25,379
Net increase (decrease) in net assets from operations	$604,504	$71,113	$37,256	$12,870	$(10,774)	$42,427

	Variable Accounts
	Columbia Variable Portfolio- Large Cap Growth Stock Fund, Class 1	Columbia Variable Portfolio- Dividend Opportunity Fund, Class 1	Columbia Variable Portfolio- Government Money Market Fund, Class 1	Columbia Variable Portfolio- Small Cap Value Fund, Class 1	Columbia Variable Portfolio- Strategic Income Fund, Class 1	Franklin Growth and Income VIP Fund, Class 2
Investment Income:
Dividends	$—	$—	$2,388	$16,526	$37,101	$126,402
Expenses:
Mortality and expense risks	7,004	26,095	8,263	16,763	7,564	22,564
Net investment income (loss)	(7,004)	(26,095)	(5,875)	(237)	29,537	103,838
Realized gain (loss) on investments
Realized gain (loss) on sale of portfolio shares	89,583	133,580	404	57,489	(22,714)	749,922
Change in unrealized appreciation/(depreciation) during the year	152,500	(12,916)	—	393,701	43,916	(640,782)
Net increase (decrease) in net assets from operations	$235,079	$94,569	$(5,471)	$450,953	$50,739	$212,978

The accompanying notes are an integral part of these financial statements.

5

LLAC Variable Account

Statement of Operations

December 31, 2020

	Variable Accounts
	Franklin Large Cap Growth VIP Fund, Class 2	Franklin Strategic Income VIP Fund, Class 2	INVESCO V.I. Technology Fund, Series 1	INVESCO V.I. American Franchise Fund, Series 1	INVESCO V.I. Government Securities Fund, Series 1	INVESCO V.I. International Growth Fund, Series 1
Investment Income:
Dividends	$—	$67,454	$—	$419	$3,718	$86,874
Expenses:
Mortality and expense risks	5,691	10,386	6,456	6,169	1,478	23,018
Net investment income (loss)	(5,691)	57,068	(6,456)	(5,750)	2,240	63,856
Realized gain (loss) on investments
Realized gain (loss) on sale of portfolio shares	58,590	(35,754)	198,543	95,876	1,572	136,602
Change in unrealized appreciation/(depreciation) during the year	106,000	3,001	198,983	121,596	3,535	290,785
Net increase (decrease) in net assets from operations	$158,899	$24,315	$391,070	$211,722	$7,347	$491,243

	Variable Accounts
	MFS VIT Core Equity Portfolio, Initial Class	MFS VIT Growth Series, Initial Class	MFS VIT High Yield Portfolio, Initial Class	MFS VIT Investor Trust Series, Initial Class	MFS VIT Research Series, Initial Class	MFS VIT Utilities Series, Initial Class	Templeton Growth VIP Fund, Class 2
Investment Income:
Dividends	$897	$—	$10,106	$21,820	$25,895	$13,667	$54,728
Expenses:
Mortality and expense risks	1,294	18,097	2,446	23,158	22,873	4,775	12,315
Net investment income (loss)	(397)	(18,097)	7,660	(1,338)	3,022	8,892	42,413
Realized gain (loss) on investments
Realized gain (loss) on sale of portfolio shares	6,735	404,673	(2,937)	176,191	175,686	17,855	(65,156)
Change in unrealized appreciation/(depreciation) during the year	15,391	310,340	1,507	274,253	362,015	3,708	150,343
Net increase (decrease) in net assets from operations	$21,729	$696,916	$6,230	$449,106	$540,723	$30,455	$127,600

The accompanying notes are an integral part of these financial statements.

6

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	BNY Mellon Stock Index Fund, Inc., Initial Shares		BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares		BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$30,836	$36,673	$(472)	$1,460	$(812)	$(650)
Realized gains (losses)	356,941	931,844	19,948	37,220	12,172	10,551
Change in unrealized appreciation (depreciation) during the year	216,727	(48,817)	51,637	60,287	25,896	3,141
Net increase (decrease) in net assets resulting from operations	604,504	919,700	71,113	98,967	37,256	13,042

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	152,414	165,515	10,225	11,357	777	869
Contract terminations and annuity payouts	(174,141)	(319,301)	(35,305)	(53,627)	(2,162)	(6,877)
Transfers between sub-accounts, net	(33,458)	(188,608)	(2,622)	(4,549)	(6,131)	(841)
Contract Loans	(12,860)	(28,413)	(422)	(703)	(3)	(56)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	(52,143)	83,285	—	(338)	—	(123)
Administrative charges	(112,658)	(113,555)	(9,390)	(9,257)	(610)	(557)
Net increase (decrease) in net assets resulting from contract transactions	(232,846)	(401,077)	(37,514)	(57,117)	(8,129)	(7,585)

Total increase (decrease) in net assets	371,658	518,623	33,599	41,850	29,127	5,457

Net assets at beginning of period	3,711,748	3,193,125	356,509	314,659	60,033	54,576

Net assets at end of period	$4,083,406	$3,711,748	$390,108	$356,509	$89,160	$60,033

The accompanying notes are an integral part of these financial statements.

7

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares		Columbia Variable Portfolio Asset Allocation Fund, Class 1		Columbia Variable Portfolio Income Opportunities Fund, Class 1
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(137)	$246	$3,583	$1,284	$39,408	$43,860
Realized gains (losses)	7,999	1,712	7,523	10,577	(22,360)	(66,538)
Change in unrealized appreciation (depreciation) during the year	5,008	14,326	(21,880)	14,407	25,379	160,834
Net increase (decrease) in net assets resulting from operations	12,870	16,284	(10,774)	26,268	42,427	138,156
Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	965	1,066	310	1,212	51,021	57,967
Contract terminations and annuity payouts	(15,039)	(1,067)	—	(1,667)	(24,636)	(68,881)
Transfers between sub-accounts, net	(241)	(3,311)	(147,240)	132	52,923	59,559
Contract Loans	(19)	(17)	—	—	(8,380)	(15,762)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	(12)	—	—	—	131
Administrative charges	(1,144)	(1,040)	(515)	(1,706)	(38,971)	(38,765)
Net increase (decrease) in net assets resulting from contract transactions	(15,478)	(4,381)	(147,445)	(2,029)	31,957	(5,751)

Total increase (decrease) in net assets	(2,608)	11,903	(158,219)	24,239	74,384	132,405

Net assets at beginning of period	62,921	51,018	158,219	133,980	1,013,347	880,942

Net assets at end of period	$60,313	$62,921	$—	$158,219	$1,087,731	$1,013,347

The accompanying notes are an integral part of these financial statements.

8

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	Columbia Variable Portfolio- Large Cap Growth Stock Fund, Class 1		Columbia Variable Portfolio- Dividend Opportunity Fund, Class 1		Columbia Variable Portfolio- Government Money Market Fund, Class 1
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(7,004)	$(5,782)	$(26,095)	$(21,659)	$(5,875)	$9,921
Realized gains (losses)	89,583	152,421	133,580	631,198	404	—
Change in unrealized appreciation (depreciation) during the year	152,500	78,320	(12,916)	232,079	—	—
Net increase (decrease) in net assets resulting from operations	235,079	224,959	94,569	841,618	(5,471)	9,921

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	24,226	28,052	216,633	235,927	46,620	47,312
Contract terminations and annuity payouts	(60,974)	(89,749)	(196,058)	(339,390)	(81,191)	(61,804)
Transfers between sub-accounts, net	(45,415)	6,215	389,285	50,852	255,659	127,322
Contract Loans	(3,015)	(18,610)	(20,491)	(40,844)	(2,736)	(5,918)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	(33,387)	—	317	—	5,245
Administrative charges	(24,998)	(25,341)	(151,279)	(153,121)	(39,896)	(40,487)
Net increase (decrease) in net assets resulting from contract transactions	(110,176)	(132,820)	238,090	(246,259)	178,456	71,670

Total increase (decrease) in net assets	124,903	92,139	332,659	595,359	172,985	81,591

Net assets at beginning of period	783,630	691,491	4,306,887	3,711,528	896,640	815,049

Net assets at end of period	$908,533	$783,630	$4,639,546	$4,306,887	$1,069,625	$896,640

The accompanying notes are an integral part of these financial statements.

9

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	Columbia Variable Portfolio- Small Cap Value Fund, Class 1		Columbia Variable Portfolio- Strategic Income Fund, Class 1		Franklin Growth and Income VIP Fund, Class 2
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(237)	$823	$29,537	$33,251	$103,838	$57,700
Realized gains (losses)	57,489	76,290	(22,714)	(73,729)	749,922	471,818
Change in unrealized appreciation (depreciation) during the year	393,701	398,937	43,916	133,462	(640,782)	209,890
Net increase (decrease) in net assets resulting from operations	450,953	476,050	50,739	92,984	212,978	739,408

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	131,704	143,397	54,368	60,108	177,388	192,281
Contract terminations and annuity payouts	(107,917)	(197,367)	(32,329)	(75,038)	(163,078)	(245,079)
Transfers between sub-accounts, net	(167,998)	69,864	46,501	108,255	173,095	(6,580)
Contract Loans	(12,603)	(31,239)	(7,319)	(13,253)	(16,510)	(31,288)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	217	(58)	(219)	—	19
Administrative charges	(92,324)	(92,502)	(39,971)	(39,821)	(119,773)	(116,827)
Net increase (decrease) in net assets resulting from contract transactions	(249,138)	(107,630)	21,192	40,032	51,122	(207,474)

Total increase (decrease) in net assets	201,815	368,420	71,931	133,016	264,100	531,934

Net assets at beginning of period	2,676,200	2,307,780	1,095,194	962,178	3,565,812	3,033,878

Net assets at end of period	$2,878,015	$2,676,200	$1,167,125	$1,095,194	$3,829,912	$3,565,812

The accompanying notes are an integral part of these financial statements.

10

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	Franklin Large Cap Growth VIP Fund, Class 2		Franklin Strategic Income VIP Fund, Class 2		INVESCO V.I. Technology Fund, Series 1
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(5,691)	$(4,107)	$57,068	$62,341	$(6,456)	$(5,054)
Realized gains (losses)	58,590	83,095	(35,754)	(66,586)	198,543	194,555
Change in unrealized appreciation (depreciation) during the year	106,000	31,257	3,001	101,226	198,983	121,884
Net increase (decrease) in net assets resulting from operations	158,899	110,245	24,315	96,981	391,070	311,385

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	5,632	5,851	73,984	82,500	58,676	62,466
Contract terminations and annuity payouts	(20,660)	(65,356)	(45,497)	(70,597)	(53,398)	(78,871)
Transfers between sub-accounts, net	(36,077)	(18,509)	104,522	180,915	(249,000)	(71,149)
Contract Loans	15	46	(10,539)	(19,113)	(3,980)	(8,006)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	(310)	—	(40)	—	133
Administrative charges	(5,449)	(5,204)	(54,046)	(53,896)	(39,227)	(38,192)
Net increase (decrease) in net assets resulting from contract transactions	(56,539)	(83,482)	68,424	119,769	(286,929)	(133,619)

Total increase (decrease) in net assets	102,360	26,763	92,739	216,750	104,141	177,766

Net assets at beginning of period	403,026	376,263	1,507,541	1,290,791	1,101,897	924,131

Net assets at end of period	$505,386	$403,026	$1,600,280	$1,507,541	$1,206,038	$1,101,897

The accompanying notes are an integral part of these financial statements.

11

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	INVESCO V.I. American Franchise Fund, Series 1		INVESCO V.I. Government Securities Fund, Series 1		INVESCO V.I. International Growth Fund, Series 1
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(5,750)	$(4,567)	$2,240	$2,440	$63,856	$38,726
Realized gains (losses)	95,876	152,829	1,572	(438)	136,602	510,933
Change in unrealized appreciation (depreciation) during the year	121,596	23,112	3,535	5,287	290,785	325,222
Net increase (decrease) in net assets resulting from operations	211,722	171,374	7,347	7,289	491,243	874,881

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	15,994	18,916	5,050	5,575	194,129	209,789
Contract terminations and annuity payouts	(51,574)	(79,686)	(38,847)	(13,428)	(178,785)	(259,923)
Transfers between sub-accounts, net	(54,454)	(30,651)	43,311	12,951	(3,082)	(50,922)
Contract Loans	(1,360)	(3,465)	(391)	(1,266)	(15,388)	(29,958)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	881	—	(7)	—	167
Administrative charges	(16,033)	(17,043)	(4,440)	(4,383)	(130,377)	(132,171)
Net increase (decrease) in net assets resulting from contract transactions	(107,427)	(111,048)	4,683	(558)	(133,503)	(263,018)

Total increase (decrease) in net assets	104,295	60,326	12,030	6,731	357,740	611,863

Net assets at beginning of period	587,009	526,683	150,370	143,639	3,829,199	3,217,336

Net assets at end of period	$691,304	$587,009	$162,400	$150,370	$4,186,939	$3,829,199

The accompanying notes are an integral part of these financial statements.

12

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	MFS VIT Core Equity Portfolio, Initial Class		MFS VIT Growth Series, Initial Class		MFS VIT High Yield Portfolio, Initial Class
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(397)	$(136)	$(18,097)	$(14,387)	$7,660	$8,183
Realized gains (losses)	6,735	27,051	404,673	721,424	(2,937)	(8,345)
Change in unrealized appreciation (depreciation) during the year	15,391	6,949	310,340	112,833	1,507	22,409
Net increase (decrease) in net assets resulting from operations	21,729	33,864	696,916	819,870	6,230	22,247

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	2,903	3,081	129,520	140,937	2,207	2,103
Contract terminations and annuity payouts	(776)	(25,331)	(160,435)	(219,363)	(7,848)	(16,196)
Transfers between sub-accounts, net	215	(2,675)	(299,666)	(222,710)	7,347	4,158
Contract Loans	(5)	12	(12,964)	(24,464)	17	16
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	(59)	—	(124)	—	(4)
Administrative charges	(1,852)	(1,932)	(98,607)	(98,162)	(1,995)	(2,015)
Net increase (decrease) in net assets resulting from contract transactions	485	(26,904)	(442,152)	(423,886)	(272)	(11,938)

Total increase (decrease) in net assets	22,214	6,960	254,764	395,984	5,958	10,309

Net assets at beginning of period	120,888	113,928	2,735,021	2,339,037	183,180	172,871

Net assets at end of period	$143,102	$120,888	$2,989,785	$2,735,021	$189,138	$183,180

The accompanying notes are an integral part of these financial statements.

13

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	MFS VIT Investor Trust Series, Initial Class		MFS VIT Research Series, Initial Class		MFS VIT Utilities Series, Initial Class
	2020	2019	2020	2019	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(1,338)	$4,371	$3,022	$9,410	$8,892	$17,908
Realized gains (losses)	176,191	603,192	175,686	788,265	17,855	29,079
Change in unrealized appreciation (depreciation) during the year	274,253	293,325	362,015	178,459	3,708	72,187
Net increase (decrease) in net assets resulting from operations	449,106	900,888	540,723	976,134	30,455	119,174

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	177,520	192,566	193,198	209,374	20,538	21,347
Contract terminations and annuity payouts	(161,848)	(246,990)	(164,924)	(234,442)	(3,052)	(59,531)
Transfers between sub-accounts, net	(33,862)	(139,040)	(104,684)	(188,085)	8,435	(6,867)
Contract Loans	(16,809)	(31,723)	(18,381)	(34,515)	(1,521)	(1,526)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	(188)	—	(254)	—	(288)
Administrative charges	(122,275)	(123,423)	(132,473)	(132,164)	(23,334)	(22,964)
Net increase (decrease) in net assets resulting from contract transactions	(157,274)	(348,798)	(227,264)	(380,086)	1,066	(69,829)

Total increase (decrease) in net assets	291,832	552,090	313,459	596,048	31,521	49,345

Net assets at beginning of period	3,591,406	3,039,316	3,751,838	3,155,790	569,904	520,559

Net assets at end of period	$3,883,238	$3,591,406	$4,065,297	$3,751,838	$601,425	$569,904

The accompanying notes are an integral part of these financial statements.

14

LLAC Variable Account

Statements of Changes in Net Assets

December 31, 2020 and 2019

	Templeton Growth VIP Fund, Class 2
	2020	2019
Increase (decrease) in net assets from operations:
Net investment income (loss)	$42,413	$41,354
Realized gains (losses)	(65,156)	328,800
Change in unrealized appreciation (depreciation) during the year	150,343	(111,097)
Net increase (decrease) in net assets resulting from operations	127,600	259,057

Contract increase (decrease) in net assets from owner transactions:
Purchase payments from contract owners	104,004	111,811
Contract terminations and annuity payouts	(83,686)	(158,917)
Transfers between sub-accounts, net	103,409	183,711
Contract Loans	(8,645)	(16,219)
Other transfers (to) from Lincoln Life
Assurance Company of Boston	—	83
Administrative charges	(68,043)	(69,625)
Net increase (decrease) in net assets resulting from contract transactions	47,039	50,844

Total increase (decrease) in net assets	174,639	309,901

Net assets at beginning of period	2,039,701	1,729,800

Net assets at end of period	$2,214,340	$2,039,701

The accompanying notes are an integral part of these financial statements.

15

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

1.  Organization

Effective September 1, 2019, Liberty Life Assurance Company of Boston is now known as Lincoln Life Assurance Company of Boston (“the Company”). LLAC Variable Account (“the Variable Account”) is a separate investment account established by the Company to receive and invest premium payments from individual variable life insurance contracts issued by the Company.  The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds.  Accordingly, the Variable Account follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 Financial Services — Investment Companies.

The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of twenty-four mutual funds (“the Funds”) of 5 open-ended management investment companies, each Fund with its own investment objective. The Funds are:

BNY Mellon Investment Adviser, Inc.

BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares

BNY Mellon Stock Index Fund, Inc., Initial Shares

BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares

BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares

Columbia Funds Variable Insurance Trust

Columbia Variable Portfolio-Income Opportunities Fund, Class 1

Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1

Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1

Columbia Variable Portfolio-Government Money Market Fund, Class 1

Columbia Variable Portfolio-Small Cap Value Fund, Class 1

Columbia Variable Portfolio-Strategic Income Fund, Class 1

Franklin Templeton Funds, Inc.

Franklin Growth and Income VIP Fund, Class 2

Franklin Large Cap Growth VIP Fund, Class 2

Franklin Strategic Income VIP Fund, Class 2

Templeton Growth VIP Fund, Class 2

INVESCO Variable Insurance Funds, Inc.

INVESCO V.I. American Franchise Fund, Series 1

INVESCO V.I. Government Securities Fund, Series 1

INVESCO V.I. International Growth Fund, Series 1

INVESCO V.I. Technology Fund, Series 1

MFS Variable Insurance Trust

MFS VIT Core Equity Portfolio, Initial Class

16

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

MFS VIT Growth Series, Initial Class

MFS VIT High Yield Portfolio, Initial Class

MFS VIT Investor Trust Series, Initial Class

MFS VIT Research Series, Initial Class

MFS VIT Utilities Series, Initial Class

The following funds were merged in 2020:

Columbia Variable Portfolio — Asset Allocation Fund Class 1 merged into Columbia Variable Portfolio — Government Money Market Fund Class 1.

As of January 1, 2009, the Company no longer offers Variable Life Insurance contracts for sale.

The COVID-19 pandemic emerged in the United States in the first quarter of 2020 and led to an extreme downturn in and volatility of the capital markets, record-low interest rates and wide-ranging changes in consumer behavior, including as a result of quarantines, shelter-in-place orders, and limitations on business activity. The severe restriction in economic activity caused by the COVID-19 pandemic and increased level of unemployment in the United States have contributed to increased volatility and uncertainty regarding expectations for the economy and markets going forward. Although states have eased restrictions and the capital markets have mostly recovered, it is unclear when the economy will operate under normal or near-normal conditions. In the third quarter of 2020, the economy began to recover. However, as the economic and regulatory environment continues to react and evolve, management cannot predict the full impact of the pandemic and ensuing conditions on the Variable Account’s financial results. The ultimate impact on the Variable Account’s financial results depends on the severity and duration of the COVID-19 pandemic and related health, economic and business impacts and actions taken by governmental authorities and other third parties in response, each of which is uncertain, rapidly changing, and difficult to predict. The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic during 2020 adversely affected, and during 2021 are expected to continue to adversely affect, the Variable Account’s financial results.

2.  Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.

Fair Value

Investments in the Funds are stated at fair value as determined by the closing net asset value per share on December 31, 2020. Net asset value is quoted by the Funds as derived by the fair value of the Funds’ underlying investments. The difference between cost and net asset value is reflected as unrealized

17

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

appreciation or depreciation of investments. There are no redemption restrictions on investment in the Funds. Investments for which the fair value is measured at NAV using the practical expedient (investments in investees measured at NAV) are excluded from the fair value hierarchy. Accordingly, the Variable Account’s investments in the Funds have not been classified in the fair value hierarchy.

Investments

Investments in mutual funds are valued at their closing net asset values as determined by the respective mutual fund.  Investments in shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date.  Income from dividends is recorded on the ex-dividend date.  Realized gains and losses on sales of investments are computed on the basis of identified cost of the investment sold.

Income Taxes

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC).  Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Variable Account to the extent the earnings are credited under the contracts.  As a result, no charge is being made currently to the Variable Account for federal income taxes.  The Company will review periodically the status of this policy in the event of changes in the tax law.  A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3.  Expenses

The Company’s Spectrum Select, a modified single payment variable universal life insurance contract (SPVUL), has no deductions made from purchase payments for sales charges at the time of purchase.  In the event of a contract termination, a contingent deferred sales charge, based upon a graded table of charges, is deducted and recorded on the Statements of Changes in Net Assets.  Daily deductions are made from each subaccount for assumption of mortality and expense risk fees at an annual rate of 1.65% of contract value.  These deductions are recorded on the Statement of Operations.

A monthly cost of insurance charge to cover the cost of providing insurance is deducted from each contract holder’s account at the beginning of each contract month.  An annual contract fee to cover the cost of contract administration is deducted from each contract holder’s account on the contract anniversary date.  These charges are reported on the Statements of Changes in Net Assets.

18

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

The Company’s Spectrum Select Plus, a flexible premium variable universal life insurance contract (FPVUL), has a deduction made from each purchase payment for taxes and sales charges at the time of purchase.  In the event of a contract termination, a contingent deferred sales charge, based upon a graded table of charges, is deducted and recorded on the Statements of Changes in Net Assets.  Daily deductions are made from each subaccount for assumption of mortality and expense risk fees at an annual rate of 0.60% of contract value.  These deductions are recorded on the Statement of Operations.

A monthly cost of insurance charge to cover the cost of providing insurance is deducted from each contract holder’s account at the beginning of each contract month.  A monthly contract fee to cover the cost of contract administration is deducted from each contract holder’s account at the beginning of each contract month.  These charges are reported on the Statements of Changes in Net Assets.

4.  Affiliated Company Transactions

The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws.

5.   Contract Loans

Contract holders are permitted to borrow against the cash value of their account.  The loan proceeds are deducted from the Variable Account and recorded in the Company’s general account as an asset.

6.  Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as a life insurance contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified.  The Code provides that the “adequately diversified” requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code.  The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

19

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

7.  Purchases and Sales of Investments

The cost of shares purchased, including reinvestment of dividend distributions, and proceeds from shares sold during 2020 are shown below:

Fund	Aggregate Cost of Purchases	Aggregate Proceeds from Sales
BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares	$8,363	$9,821
BNY Mellon Stock Index Fund, Inc., Initial Shares	368,190	344,714
BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares	17,113	31,967
BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares	38,661	47,545
Columbia Variable Portfolio-Asset Allocation Fund, Class 1	46,116	148,094
Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1	497,389	285,394
Columbia Variable Portfolio-Government Money Market Fund, Class 1	444,157	268,991
Columbia Variable Portfolio-Income Opportunities Fund, Class 1	166,432	95,067
Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1	11,132	128,313
Columbia Variable Portfolio-Small Cap Value Fund, Class 1	602,207	737,761
Columbia Variable Portfolio-Strategic Income Fund, Class 1	186,517	135,789
Franklin Growth and Income VIP Fund, Class 2	1,148,070	254,189
Franklin Large Cap Growth VIP Fund, Class 2	46,330	65,749
Franklin Strategic Income VIP Fund, Class 2	302,133	176,640
INVESCO V.I. American Franchise Fund, Series 1	51,081	120,546
INVESCO V.I. Government Securities Fund, Series 1	68,681	61,759
INVESCO V.I. International Growth Fund, Series 1	324,253	310,206
INVESCO V.I. Technology Fund, Series 1	125,566	327,435
MFS VIT Core Equity Portfolio, Initial Class	11,481	5,192
MFS VIT Growth Series, Initial Class	318,086	609,670
MFS VIT High Yield Portfolio, Initial Class	21,768	14,379
MFS VIT Investor Trust Series, Initial Class	258,566	312,801
MFS VIT Research Series, Initial Class	319,897	401,390
MFS VIT Utilities Series, Initial Class	50,974	26,766
Templeton Growth VIP Fund, Class 2	251,259	161,806
	$5,684,422	$5,081,984

20

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

8. Changes in Units Outstanding

The change in units outstanding for the year ended December 31, 2020 is as follows:

	2020
Fund	Units Issued	Units Redeemed	Net Increase (Decrease) in Units
BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares	19	250	(231)
BNY Mellon Stock Index Fund, Inc., Initial Shares	3,615	11,781	(8,166)
BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares	838	1,696	(858)
BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares	220	1,509	(1,289)
Columbia Variable Portfolio-Asset Allocation Fund, Class 1	—	7,608	(7,608)
Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1	23,951	11,475	12,476
Columbia Variable Portfolio-Government Money Market Fund, Class 1	40,078	22,715	17,363
Columbia Variable Portfolio-Income Opportunities Fund, Class 1	5,196	4,262	933
Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1	482	5,443	(4,960)
Columbia Variable Portfolio-Small Cap Value Fund, Class 1	12,661	12,872	(211)
Columbia Variable Portfolio-Strategic Income Fund, Class 1	5,187	5,014	173
Franklin Growth and Income VIP Fund, Class 2	11,958	8,846	3,112
Franklin Large Cap Growth VIP Fund, Class 2	118	2,159	(2,040)
Franklin Strategic Income VIP Fund, Class 2	9,467	7,431	2,036
INVESCO V.I. American Franchise Fund, Series 1	327	5,502	(5,176)
INVESCO V.I. Government Securities Fund, Series 1	3,281	3,092	189
INVESCO V.I. International Growth Fund, Series 1	8,551	15,202	(6,651)
INVESCO V.I. Technology Fund, Series 1	1,141	11,263	(10,122)
MFS VIT Core Equity Portfolio, Initial Class	181	143	38
MFS VIT Growth Series, Initial Class	4,715	21,666	(16,951)
MFS VIT High Yield Portfolio, Initial Class	479	539	(60)
MFS VIT Investor Trust Series, Initial Class	4,779	10,093	(5,314)
MFS VIT Research Series, Initial Class	5,063	13,519	(8,455)
MFS VIT Utilities Series, Initial Class	596	526	70
Templeton Growth VIP Fund, Class 2	11,354	7,952	3,401
	154,256	192,558	(38,302)

21

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

8. Changes in Units Outstanding (continued)

The change in units outstanding for the year ended December 31, 2019 is as follows:

	2019
Fund	Units Issued	Units Redeemed	Net Increase (Decrease) in Units
BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares	67	327	(260)
BNY Mellon Stock Index Fund, Inc., Initial Shares	2,657	21,290	(18,633)
BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares	43	216	(173)
BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares	228	2,723	(2,495)
Columbia Variable Portfolio-Asset Allocation Fund, Class 1	—	1	(1)
Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1	7,781	18,882	(11,101)
Columbia Variable Portfolio-Government Money Market Fund, Class 1	21,215	15,540	5,675
Columbia Variable Portfolio-Income Opportunities Fund, Class 1	3,986	4,457	(471)
Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1	590	9,694	(9,104)
Columbia Variable Portfolio-Small Cap Value Fund, Class 1	4,450	6,535	(2,085)
Columbia Variable Portfolio-Strategic Income Fund, Class 1	4,906	3,675	1,231
Franklin Growth and Income VIP Fund, Class 2	4,893	12,983	(8,090)
Franklin Large Cap Growth VIP Fund, Class 2	250	4,337	(4,087)
Franklin Strategic Income VIP Fund, Class 2	8,831	3,974	4,857
INVESCO V.I. American Franchise Fund, Series 1	449	7,484	(7,035)
INVESCO V.I. Government Securities Fund, Series 1	881	970	(89)
INVESCO V.I. International Growth Fund, Series 1	8,323	22,867	(14,544)
INVESCO V.I. Technology Fund, Series 1	1,713	7,224	(5,511)
MFS VIT Core Equity Portfolio, Initial Class	97	1,241	(1,144)
MFS VIT Growth Series, Initial Class	2,416	21,161	(18,745)
MFS VIT High Yield Portfolio, Initial Class	291	879	(588)
MFS VIT Investor Trust Series, Initial Class	3,476	16,616	(13,140)
MFS VIT Research Series, Initial Class	3,890	18,639	(14,749)
MFS VIT Utilities Series, Initial Class	435	2,511	(2,076)
Templeton Growth VIP Fund, Class 2	14,426	11,637	2,789
	96,294	215,863	(119,569)

22

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

9. Financial Highlights

A summary of unit values and units outstanding for variable life contracts and the expense and investment income ratios, excluding expenses of the underlying portfolios, are as follows:

	At December 31, 2020			For the year ended December 31, 2020
Subaccount	Units	Unit Fair Value - lowest to highest	Net Assets	Expense Ratio* - lowest to highest	Investment Income Ratio **	Total Return*** - lowest to highest
BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares	1,857	$47.68 to $50.67	$89,160	0.60% to 1.65%	0.25%	67.22% to 68.93%
BNY Mellon Stock Index Fund, Inc., Initial Shares	123,514	$28.07 to $33.23	4,083,406	0.60% to 1.65%	1.46%	16.08% to 17.32%
BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares	2,923	$19.22 to $24.39	60,313	0.60% to 1.65%	1.14%	22.17% to 23.42%
BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares	11,355	$31.24 to $36.35	390,108	0.60% to 1.65%	0.73%	21.72% to 22.97%
Columbia Variable Portolio-Asset Allocation Fund, Class 1 (a)	—	$18.88 to $23.71	—	0.60% to 1.65%	5.15%	11.30% to 12.57%
Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1	184,961	$22.39 to $25.31	4,639,546	0.60% to 1.65%	0.00%	(0.46)% to 0.56%
Columbia Variable Portfolio-Government Money Market Fund, Class 1	95,561	$9.45 to $12.13	1,069,625	0.60% to 1.65%	0.24%	(1.33)% to (0.32)%
Columbia Variable Portfolio-Income Opportunities Fund, Class 1	45,379	$19.6 to $24.56	1,087,731	0.60% to 1.65%	4.37%	4.21% to 5.28%
Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1	31,943	$21.08 to $29.44	908,533	0.60% to 1.65%	0.00%	32.53% to 33.95%
Columbia Variable Portfolio-Small Cap Value Fund, Class 1	47,989	$48.29 to $61.41	2,878,015	0.60% to 1.65%	0.60%	7.07% to 8.16%
Columbia Variable Portfolio-Strategic Income Fund, Class 1	39,513	$24.76 to $30.51	1,167,125	0.60% to 1.65%	3.28%	5.12% to 6.20%
Franklin Growth and Income VIP Fund, Class 2	128,645	$27.25 to $30.03	3,829,912	0.60% to 1.65%	3.42%	3.84% to 4.91%
Franklin Large Cap Growth VIP Fund, Class 2	14,795	$32.55 to $38.63	505,386	0.60% to 1.65%	0.00%	42.33% to 43.79%
Franklin Strategic Income VIP Fund, Class 2	63,534	$21.47 to $25.94	1,600,280	0.60% to 1.65%	4.34%	1.78% to 2.83%
INVESCO V.I. American Franchise Fund, Series 1	28,840	$19.78 to $28.99	691,304	0.60% to 1.65%	0.07%	40.09% to 41.53%
INVESCO V.I. Government Securities Fund, Series 1	8,679	$16.39 to $20.39	162,400	0.60% to 1.65%	2.38%	4.58% to 5.65%
INVESCO V.I. International Growth Fund, Series 1	188,059	$16.27 to $22.79	4,186,939	0.60% to 1.65%	2.17%	12.18% to 13.33%
INVESCO V.I. Technology Fund, Series 1	31,012	$38.74 to $52.66	1,206,038	0.60% to 1.65%	0.00%	45.27% to 43.79%
MFS VIT Core Equity Portfolio, Initial Class	4,684	$28.67 to $32.54	143,102	0.60% to 1.65%	0.68%	16.82% to 18.02%
MFS VIT Growth Series, Initial Class	85,275	$22.7 to $36.88	2,989,785	0.60% to 1.65%	0.00%	29.76% to 31.09%
MFS VIT High Yield Portfolio, Initial Class	7,866	$23.04 to $27.87	189,138	0.60% to 1.65%	5.43%	3.41% to 4.47%
MFS VIT Investor Trust Series, Initial Class	115,835	$28.3 to $34.16	3,883,238	0.60% to 1.65%	0.58%	12.06% to 13.21%
MFS VIT Research Series, Initial Class	121,361	$24.97 to $34.13	4,065,297	0.60% to 1.65%	0.66%	14.74% to 15.92%
MFS VIT Utilities Series, Initial Class	14,329	$33.26 to $47.2	601,425	0.60% to 1.65%	2.33%	4.22% to 5.29%
Templeton Growth VIP Fund, Class 2	104,941	$19.94 to $21.2	2,214,340	0.60% to 1.65%	2.57%	4.11% to 5.18%

	At December 31, 2019			For the year ended December 31, 2019
Subaccount	Units	Unit Fair Value - lowest to highest	Net Assets	Expense Ratio* - lowest to highest	Investment Income Ratio **	Total Return*** - lowest to highest
BNY Mellon Investment Portfolios, Technology Growth Portfolio, Initial Shares	2,088	$28.51 to $29.99	$60,033	0.60% to 1.65%	0.00%	68.17% to 42.44%
BNY Mellon Stock Index Fund, Inc., Initial Shares	131,680	$24.18 to $28.32	3,711,748	0.60% to 1.65%	2.61%	47.78% to 40.74%
BNY Mellon Sustainable U.S. Equity Portfolio, Inc., Initial Shares	3,781	$15.74 to $19.76	62,921	0.60% to 1.65%	0.23%	32.28% to 21.62%
BNY Mellon Variable Investment Fund, Appreciation Portfolio, Initial Shares	12,644	$25.67 to $29.56	356,509	0.60% to 1.65%	0.19%	39.74% to 44.99%
Columbia Variable Portfolio-Asset Allocation Fund, Class 1	7,608	$16.96 to $21.06	158,219	0.60% to 1.65%	0.61%	78.11% to 75.39%
Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1	172,485	$22.49 to $25.17	4,306,887	0.60% to 1.65%	0.00%	(40.27)% to (46.46)%
Columbia Variable Portfolio-Government Money Market Fund, Class 1	78,198	$9.57 to $12.17	896,640	0.60% to 1.65%	1.68%	(55.72)% to (53.46)%
Columbia Variable Portfolio-Income Opportunities Fund, Class 1	44,446	$18.81 to $23.33	1,013,347	0.60% to 1.65%	2.34%	0.38% to 7.54%
Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1	36,903	$15.9 to $21.98	783,630	0.60% to 1.65%	0.00%	(16.77)% to 0.72%
Columbia Variable Portfolio-Small Cap Value Fund, Class 1	48,200	$45.1 to $56.78	2,676,200	0.60% to 1.65%	1.09%	96.44% to 137.04%
Columbia Variable Portfolio-Strategic Income Fund, Class 1	39,340	$23.56 to $28.73	1,095,194	0.60% to 1.65%	6.91%	98.51% to 94.44%
Franklin Growth and Income VIP Fund, Class 2	125,533	$26.25 to $28.63	3,565,812	0.60% to 1.65%	2.31%	24.03% to 25.06%
Franklin Large Cap Growth VIP Fund, Class 2	16,835	$22.87 to $26.86	403,026	0.60% to 1.65%	0.00%	32.84% to 33.94%
Franklin Strategic Income VIP Fund, Class 2	61,498	$21.1 to $25.23	1,507,541	0.60% to 1.65%	5.06%	6.66% to 7.54%
INVESCO V.I. American Franchise Fund, Series 1	34,016	$14.12 to $20.480	587,009	0.60% to 1.65%	0.00%	(28.38)% to (24.99)%
INVESCO V.I. Government Securities Fund, Series 1	8,490	$15.67 to $19.3	150,370	0.60% to 1.65%	1.07%	49.80% to 28.24%
INVESCO V.I. International Growth Fund, Series 1	194,710	$14.5 to $20.11	3,829,199	0.60% to 1.65%	2.89%	(3.10)% to 10.01%
INVESCO V.I. Technology Fund, Series 1	41,134	$26.67 to $36.62	1,101,897	0.60% to 1.65%	0.00%	133.32% to 133.03%
MFS VIT Core Equity Portfolio, Initial Class	4,646	$24.54 to $27.570	120,888	0.60% to 1.65%	0.86%	31.47% to 32.56%
MFS VIT Growth Series, Initial Class	102,226	$17.5 to $28.13	2,735,021	0.60% to 1.65%	0.00%	36.36% to 37.50%
MFS VIT High Yield Portfolio, Initial Class	7,926	$22.28 to $26.68	183,180	0.60% to 1.65%	5.72%	13.32% to 14.27%
MFS VIT Investor Trust Series, Initial Class	121,149	$25.25 to $30.18	3,591,406	0.60% to 1.65%	0.70%	29.88% to 30.96%
MFS VIT Research Series, Initial Class	129,816	$21.76 to $29.44	3,751,838	0.60% to 1.65%	0.80%	31.23% to 32.32%
MFS VIT Utilities Series, Initial Class	14,259	$31.91 to $44.83	569,904	0.60% to 1.65%	4.03%	23.45% to 24.48%
Templeton Growth VIP Fund, Class 2	101,540	$19.15 to $20.16	2,039,701	0.60% to 1.65%	2.72%	13.66% to 14.61%

23

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

9. Financial Highlights (continued)

	At December 31, 2018			For the year ended December 31, 2018
Subaccount	Units	Unit Fair Value - lowest to highest	Net Assets	Expense Ratio* - lowest to highest	Investment Income Ratio **	Total Return*** - lowest to highest
Columbia Variable Portfolio-Asset Allocation Fund, Class 1	7,609	$16.96 to $21.06	$133,980	0.60% to 1.65%	9.10%	(6.10)% to (5.10)%
Columbia Variable Portfolio-Income Opportunities Fund, Class 1	44,917	$16.36 to $20.12	880,942	0.60% to 1.65%	5.19%	(5.34)% to (4.33)%
Columbia Variable Portfolio-Large Cap Growth Stock Fund, Class 1	46,007	$11.90 to $16.25	691,491	0.60% to 1.65%	0.00%	(5.52)% to (4.52)%
Columbia Variable Portfolio-Dividend Opportunity Fund, Class 1	183,586	$18.37 to $20.39	3,711,528	0.60% to 1.65%	0.00%	(7.28)% to (6.30)%
Columbia Variable Portfolio-Government Money Market Fund, Class 1	72,523	$9.52 to $12.01	815,049	0.60% to 1.65%	1.55%	(0.15)% to 0.91%
Columbia Variable Portfolio-Small Cap Value Fund, Class 1	50,285	$37.66 to $47.01	2,307,780	0.60% to 1.65%	15.33%	(19.36)% to (18.50)%
Columbia Variable Portfolio-Strategic Income Fund, Class 1	38,109	$21.62 to $26.15	962,178	0.60% to 1.65%	3.61%	(2.03)% to (0.99)%
Dreyfus Stock Index Fund, Inc., Initial Shares	150,313	$18.74 to $21.69	3,193,125	0.60% to 1.65%	4.13%	(6.20)% to (5.21)%
Dreyfus Variable Investment Fund, Appreciation Portfolio, Initial Shares	15,139	$19.11 to $21.82	314,659	0.60% to 1.65%	14.58%	(8.39)% to (7.41)%
Dreyfus Investment Portfolios, Technology Growth Portfolio, Initial Shares	2,348	$22.96 to $23.95	54,576	0.60% to 1.65%	5.59%	(2.61)% to (1.58)%
Dreyfus Sustainable U.S. Equity Portfolio, Inc., Initial Shares	3,954	$11.87 to $14.78	51,018	0.60% to 1.65%	18.61%	(5.98)% to (4.98)%
Franklin Growth and Income VIP Fund, Class 2	133,623	$21.16 to $22.89	3,033,878	0.60% to 1.65%	5.41%	(6.15)% to (5.15)%
Franklin Large Cap Growth VIP Fund, Class 2	20,922	$17.22 to $20.06	376,263	0.60% to 1.65%	8.49%	(3.09)% to (2.06)%
Franklin Strategic Income VIP Fund, Class 2	56,641	$19.78 to $23.46	1,290,791	0.60% to 1.65%	2.83%	(3.75)% to (2.72)%
INVESCO V.I. Technology Fund, Series 1	46,645	$19.72 to $27.30	924,131	0.60% to 1.65%	4.66%	(1.05)% to (2.09)%
INVESCO V.I. American Franchise Fund, Series 1	41,051	$10.46 to $15.05	526,683	0.60% to 1.65%	6.71%	(5.21)% to (4.20)%
INVESCO V.I. Government Securities Fund, Series 1	8,579	$14.97 to $18.28	143,639	0.60% to 1.65%	2.17%	(1.10)% to (0.05)%
INVESCO V.I. International Growth Fund, Series 1	209,254	$11.43 to $15.71	3,217,336	0.60% to 1.65%	2.92%	(16.38)% to (15.49)%
MFS VIT Core Equity Portfolio, Initial Class	5,790	$18.67 to $20.80	113,928	0.60% to 1.65%	11.95%	(5.41)% to (4.41)%
MFS VIT Growth Series, Initial Class	120,971	$12.83 to $20.46	2,339,037	0.60% to 1.65%	7.14%	0.98% to 2.05%
MFS VIT High Yield Portfolio, Initial Class	8,514	$19.66 to $23.35	172,871	0.60% to 1.65%	5.92%	(4.67)% to (3.66)%
MFS VIT Investor Trust Series, Initial Class	134,289	$19.44 to $23.04	3,039,316	0.60% to 1.65%	5.35%	(7.04)% to (6.06)%
MFS VIT Research Series, Initial Class	144,565	$16.58 to $22.25	3,155,790	0.60% to 1.65%	12.94%	(5.94)% to (4.94)%
MFS VIT Utilities Series, Initial Class	16,335	$25.85 to $36.01	520,559	0.60% to 1.65%	1.51%	(0.60)% to 0.45%
Templeton Growth VIP Fund, Class 2	98,751	$16.85 to $17.59	1,729,800	0.60% to 1.65%	10.81%	(16.25)% to (15.36)%

	At December 31, 2017			For the year ended December 31, 2017
Subaccount	Units	Unit Fair Value - lowest to highest	Net Assets	Expense Ratio* - lowest to highest	Investment Income Ratio **	Total Return*** - lowest to highest
Columbia Asset Allocation Fund, Variable Series	7,660	$18.06 to $22.19	$143,392	0.60% to 1.65%	1.76%	13.74% to 14.93%
Columbia Income Opportunities Fund, Variable Series	47,110	$17.28 to $21.04	967,058	0.60% to 1.65%	6.09%	4.82% to 5.92%
Columbia Large Cap Growth Stock Fund, Variable Series	49,390	$12.59 to $17.02	741,480	0.60% to 1.65%	0.00%	26.05% to 27.37%
Columbia Dividend Opportunity Fund, Variable Series	187,914	$19.81 to $21.76	4,056,531	0.60% to 1.65%	0.00%	12.51% to 13.69%
Columbia Cash Management Fund	84,476	$9.54 to $11.90	939,808	0.60% to 1.65%	0.41%	(1.22)% to (0.18)%
Columbia Small Cap Value Fund, Variable Series	45,543	$46.70 to $57.69	2,563,046	0.60% to 1.65%	7.19%	12.45% to 13.63%
Columbia Strategic Income Fund, Variable Series	42,059	$22.07 to $26.420	1,072,377	0.60% to 1.65%	2.95%	4.62% to 5.73%
Dreyfus Stock Index Fund	156,425	$19.98 to $22.88	3,455,516	0.60% to 1.65%	4.08%	19.56% to 20.81%
Dreyfus Variable Investment Fund, Appreciation Portfolio	15,256	$20.86 to $23.57	343,794	0.60% to 1.65%	14.54%	25.26% to 26.57%
Dreyfus Investment Portfolios, Technology Growth Portfolio	2,374	$23.58 to $24.34	56,486	0.60% to 1.65%	5.06%	40.31% to 41.79%
Dreyfus Socially Responsible Growth Fund	5,185	$12.62 to $15.55	69,867	0.60% to 1.65%	8.54%	13.45% to 14.65%
Franklin Growth and Income Securities Fund	139,011	$22.55 to $24.14	3,329,854	0.60% to 1.65%	11.70%	13.96% to 15.16%
Franklin Large Cap Growth Securities Fund	22,841	$17.76 to $20.48	422,425	0.60% to 1.65%	8.62%	26.02% to 27.34%
Franklin Strategic Income Securities Fund	61,714	$20.55 to $24.11	1,445,172	0.60% to 1.65%	2.86%	2.85% to 3.93%
INVESCO V.I. Technology Fund	50,485	$19.93 to $27.89	1,010,858	0.60% to 1.65%	5.21%	34.33% to 32.93%
INVESCO V.I. American Franchise Fund	42,171	$11.04 to $15.71	566,719	0.60% to 1.65%	7.78%	25.26% to 26.58%
INVESCO V.I. Government Securities Fund	9,396	$15.13 to $18.29	158,341	0.60% to 1.65%	2.08%	0.29% to 1.35%
INVESCO V.I. International Growth Fund	196,970	$13.67 to $18.59	3,581,476	0.60% to 1.65%	1.43%	21.00% to 22.27%
MFS VIT Core Equity Series	5,745	$19.74 to $21.76	118,772	0.60% to 1.65%	5.99%	22.79% to 24.08%
MFS VIT Growth Series	133,139	$12.71 to $20.05	2,525,362	0.60% to 1.65%	4.04%	29.26% to 30.62%
MFS VIT High Yield Series	9,721	$20.63 to $24.24	206,571	0.60% to 1.65%	6.34%	4.95% to 6.05%
MFS VIT Investor Trust	139,797	$20.92 to $24.53	3,366,165	0.60% to 1.65%	4.65%	21.33% to 22.61%
MFS VIT Research Series	150,599	$17.63 to $23.41	3,457,703	0.60% to 1.65%	8.13%	21.36% to 22.63%
MFS VIT Utilities Series	17,160	$26.01 to $35.85	548,333	0.60% to 1.65%	4.34%	12.96% to 14.15%
Templeton Growth Securities Fund	93,160	$20.12 to $20.78	1,929,494	0.60% to 1.65%	1.60%	16.57% to 17.79%

24

LLAC Variable Account

Notes to Financial Statements and Financial Highlights

December 31, 2020

9. Financial Highlights (continued)

	At December 31, 2016			For the year ended December 31, 2016
Subaccount	Units	Unit Fair Value - lowest to highest	Net Assets	Expense Ratio* - lowest to highest	Investment Income Ratio **	Total Return*** - lowest to highest
Columbia Asset Allocation Fund, Variable Series	12,538	$15.88 to $19.31	$203,093	0.60% to 1.65%	3.38%	3.64% to 4.73%
Columbia Income Opportunities Fund, Variable Series	46,093	$16.49 to $19.86	890,756	0.60% to 1.65%	14.93%	9.12% to 10.27%
Columbia Large Cap Growth Stock Fund, Variable Series	57,807	$9.99 to $13.36	677,382	0.60% to 1.65%	0.00%	(0.41)% to 0.63%
Columbia Dividend Opportunity Fund, Variable Series	190,105	$17.61 to $19.14	3,608,712	0.60% to 1.65%	0.00%	11.82% to 12.99%
Columbia Cash Management Fund	83,282	$9.65 to $11.92	921,885	0.60% to 1.65%	0.01%	(1.62)% to (0.59)%
Columbia Small Cap Value Fund, Variable Series	45,501	$41.53 to $50.77	2,253,002	0.60% to 1.65%	10.61%	30.87% to 32.25%
Columbia Strategic Income Fund, Variable Series	40,741	$21.09 to $24.99	982,197	0.60% to 1.65%	16.17%	7.37% to 8.50%
Dreyfus Stock Index Fund	168,016	$16.71 to $18.94	3,072,038	0.60% to 1.65%	5.42%	9.88% to 11.04%
Dreyfus Variable Investment Fund, Appreciation Portfolio	16,792	$16.65 to $18.62	299,132	0.60% to 1.65%	17.31%	6.14% to 7.26%
Dreyfus Investment Portfolios, Technology Growth Portfolio	2,632	$16.8 to $17.16	44,469	0.60% to 1.65%	4.78%	3.01% to 4.10%
Dreyfus Socially Responsible Growth Fund	6,595	$11.12 to $13.56	76,040	0.60% to 1.65%	10.63%	8.57% to 9.71%
Franklin Growth and Income Securities Fund	140,993	$19.78 to $20.96	2,933,613	0.60% to 1.65%	10.13%	9.80% to 10.96%
Franklin Large Cap Growth Securities Fund	25,435	$14.10 to $16.08	371,153	0.60% to 1.65%	1.54%	(3.40)% to (2.38)%
Franklin Strategic Income Securities Fund	58,504	$19.98 to $23.20	1,318,200	0.60% to 1.65%	3.39%	6.18% to 7.29%
INVESCO V.I. Technology Fund	57,590	$14.83 to $20.98	858,619	0.60% to 1.65%	4.70%	(1.35)% to (2.38)%
INVESCO V.I. American Franchise Fund	50,014	$8.81 to $12.41	524,220	0.60% to 1.65%	8.84%	0.60% to 1.66%
INVESCO V.I. Government Securities Fund	8,882	$15.09 to $18.04	147,670	0.60% to 1.65%	1.67%	(0.42)% to 0.62%
INVESCO V.I. International Growth Fund	210,002	$11.29 to $15.21	3,118,832	0.60% to 1.65%	1.38%	(2.08)% to (1.05)%
MFS VIT Core Equity Series	7,614	$16.07 to $17.54	128,551	0.60% to 1.65%	8.72%	9.56% to 10.71%
MFS VIT Growth Series	149,185	$9.83 to $15.35	2,167,078	0.60% to 1.65%	5.99%	0.77% to 1.83%
MFS VIT High Yield Series	10,055	$19.65 to $22.85	202,572	0.60% to 1.65%	6.39%	11.97% to 13.15%
MFS VIT Investor Trust	152,196	$17.24 to $20.01	2,983,513	0.60% to 1.65%	11.79%	6.82% to 7.94%
MFS VIT Research Series	162,979	$14.53 to $19.09	3,038,965	0.60% to 1.65%	10.71%	6.96% to 8.09%
MFS VIT Utilities Series	18,190	$23.02 to $31.41	505,552	0.60% to 1.65%	6.11%	9.65% to 10.81%
Templeton Growth Securities Fund	95,959	$17.26 to $17.64	1,688,155	0.60% to 1.65%	5.84%	7.83% to 8.97%

(a)       For the period from January 1, 2020 through April 24, 2020 (date of merger).

* These ratios represent the annualized contract expenses of the Variable Account, consisting primarily of mortality and expense charges for the periods indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

** These amounts represent the dividends received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets.  These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts through direct reductions in the unit values.  The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. Total return is presented as a range of minimum to maximum values, based on the product group representing the minimum and maximum expense ratio amounts.

25

The Lincoln National Life Insurance Company

Consolidated Financial Statements

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of The Lincoln National Life Insurance Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred Acquisition Costs Asset and Future Contract Benefits Liability
Description of the Matter

At December 31, 2020, deferred acquisition costs totaled $5.6 billion and future contract benefits liabilities totaled $40.1 billion, a portion of which related to universal life-type contracts with secondary guarantees and variable annuity contracts with guaranteed benefit riders.

The carrying amount of the deferred acquisition costs related to these products is the total of costs deferred less amortization, which is calculated in relation to the present value of estimated gross profits of the underlying contracts. As described in Notes 1 (see section on DAC, VOBA, DSI and DFEL) and 8 to the consolidated financial statements, there is a significant amount of uncertainty inherent in calculating estimated gross profits as the calculation includes significant management judgment in developing certain assumptions, such as expected future mortality experience, investment margins, capital market performance, retention and rider utilization. Management’s assumptions are adjusted, also known as unlocked, for emerging experience and expected changes in trends. The unlocking results in deferred acquisition cost amortization being recalculated, using the new assumptions for estimated gross profits, that results either in additional or less cumulative amortization expense.

The future contract benefits liability related to these product guarantees is based on estimates of how much the Company will need to pay for future benefits and the amount of fees to be collected from policyholders for these policy features. As described in Note 1 to the consolidated financial statements (see section on Future Contract Benefits and Other Contract Holder Funds), there is significant uncertainty inherent in estimating this liability because there is a significant amount of management judgment involved in developing certain assumptions that impact the liability balance, which are consistent with the assumptions used to amortize the related deferred acquisition cost asset as noted above and which include expected mortality experience, investment margins, capital market performance, retention and rider utilization.

Auditing the valuation of deferred acquisition costs and future contract benefits liabilities related to these products was complex and required the involvement of our actuarial specialists due to the high degree of judgment used by management in setting the assumptions used in the estimate of both the amortization of deferred acquisition costs and the future contract benefits liability related to these products.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the deferred acquisition costs and future contract benefits liability estimation processes, including, among others, controls related to the review and approval processes that management has in place for the assumptions used in estimating the estimated gross profits related to deferred acquisition costs and the future contract benefits liability. This included testing controls related to management’s evaluation of the need to update assumptions based on the comparison of actual Company experience to previous assumptions and updating investment margins for current and expected future market conditions.

We involved actuarial specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to historical experience, observable market data or management’s estimates of prospective changes in these assumptions. In addition, we performed an independent recalculation of estimated gross profits related to deferred policy acquisition costs and the future policy benefit reserves for a sample of cohorts or contracts which we compared to the actuarial model used by management.

Variable Annuity Guaranteed Living Benefit Riders Embedded Derivatives
Description of the Matter

The Company’s variable annuity guaranteed living benefit riders include an embedded derivative, represented by an asset totaling $450 million as of December 31, 2020, related to the non-life contingent feature of the product which is accounted for at fair value, with changes in fair value recognized in income. As described in Notes 1 (see section on Separate Account Assets and Liabilities), 6 and 21 to the consolidated financial statements, there is a significant amount of estimation uncertainty inherent in measuring the fair value of the embedded derivative because of the sensitivity of certain assumptions underlying the estimate, including stock market performance, policy lapse experience and rider utilization. Management’s assumptions are adjusted over time for emerging experience and expected changes in trends, resulting in changes to the estimated fair value of the embedded derivative.

Auditing the valuation of the embedded derivative related to variable annuity guaranteed living benefit riders was complex and required the involvement of our actuarial specialists due to the high degree of judgment used by management in setting the assumptions used in the estimate of the value of the embedded derivative.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the embedded derivative estimation process, including, among others, controls related to the review and approval processes that management has in place to develop the assumptions used in measuring the fair value of the embedded derivative. This included testing controls related to management’s evaluation of current and future market conditions and the need to update policy lapse and rider utilization assumptions.

We involved actuarial specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to historical experience, observable market data or management’s estimates of prospective changes in these assumptions. In addition, we performed an independent recalculation of the embedded derivative for a sample of contracts which we compared to the fair value model used by management.

Valuation of Goodwill for the Life Insurance Reporting Unit
Description of the Matter

At December 31, 2020, the Company’s goodwill was $1.8 billion, of which $634 million related to the Company’s Life Insurance reporting unit. As discussed in Notes 1 (see section on Goodwill) and 10 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. Determining the fair value of the Life Insurance reporting unit as part of the goodwill impairment analysis is sensitive to significant assumptions such as the discount rate, which reflects the market expected, weighted-average rate of return adjusted for the risk factors associated with the operations, and other relevant assumptions impacting projected financial information, such as the profitability of new and in-force business, all of which are affected by expectations about future market or economic conditions.

Auditing the fair value of the Company’s Life Insurance reporting unit was complex and required the involvement of our valuation and actuarial specialists due to the high degree of judgment used by management.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. This included, among others, controls related to the review and approval processes that management has in place to develop the assumptions used in the estimation process, including management’s determination of the applicable discount rate, and other assumptions for the Life Insurance reporting unit.

We involved actuarial and valuation specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to current industry and economic trends, recent market transactions and other relevant factors. We reviewed the historical accuracy of management’s estimate and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the Life Insurance reporting unit that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1966.

Philadelphia, Pennsylvania

March 9, 2021

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	As of December 31,
	2020	2019
ASSETS
Investments:
Fixed maturity available-for-sale securities, at fair value
(amortized cost: 2020 – $103,021; 2019 – $93,307; allowance for credit losses: 2020 – $13; 2019 – $0)	$121,111	$103,773
Trading securities	4,442	4,602
Equity securities	127	103
Mortgage loans on real estate, net of allowance for credit losses
(portion at fair value: 2020 – $832; 2019 – $0)	16,681	16,244
Policy loans	2,411	2,460
Derivative investments	3,109	1,911
Other investments	3,025	2,565
Total investments	150,906	131,658
Cash and invested cash	1,462	1,879
Deferred acquisition costs and value of business acquired	5,824	7,745
Premiums and fees receivable	484	464
Accrued investment income	1,217	1,109
Reinsurance recoverables, net of allowance for credit losses	18,752	19,164
Funds withheld reinsurance assets	530	542
Goodwill	1,778	1,778
Other assets	19,401	18,106
Separate account assets	167,965	153,571
Total assets	$368,319	$336,016

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Future contract benefits	$40,146	$35,717
Other contract holder funds	104,858	97,422
Short-term debt	497	609
Long-term debt	2,412	2,414
Reinsurance related embedded derivatives	540	375
Funds withheld reinsurance liabilities	7,179	5,566
Payables for collateral on investments	6,215	5,077
Other liabilities	13,466	13,680
Separate account liabilities	167,965	153,571
Total liabilities	343,278	314,431

Contingencies and Commitments (See Note 14)

Stockholder’s Equity
Common stock – 10,000,000 shares authorized, issued and outstanding	11,853	11,312
Retained earnings	4,167	4,437
Accumulated other comprehensive income (loss)	9,021	5,836
Total stockholder’s equity	25,041	21,585
Total liabilities and stockholder’s equity	$368,319	$336,016

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	For the Years Ended December 31,
	2020	2019	2018
Revenues
Insurance premiums	$5,122	$5,277	$4,362
Fee income	6,120	6,247	5,733
Net investment income	5,264	4,962	4,844
Realized gain (loss)	(526)	(828)	(92)
Amortization of deferred gain on business sold through reinsurance	33	27	4
Other revenues	553	507	507
Total revenues	16,566	16,192	15,358
Expenses
Interest credited	2,899	2,754	2,589
Benefits	8,050	7,585	6,144
Commissions and other expenses	4,889	5,065	4,583
Interest and debt expense	125	145	136
Strategic digitization expense	68	66	76
Total expenses	16,031	15,615	13,528
Income (loss) before taxes	535	577	1,830
Federal income tax expense (benefit)	(56)	(37)	257
Net income (loss)	591	614	1,573
Other comprehensive income (loss), net of tax:
Unrealized investment gains (losses)	3,177	5,173	(3,314)
Funded status of employee benefit plans	8	4	2
Total other comprehensive income (loss), net of tax	3,185	5,177	(3,312)
Comprehensive income (loss)	$3,776	$5,791	$(1,739)

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in millions)

	For the Years Ended December 31,
	2020	2019	2018
Common Stock
Balance as of beginning-of-year	$11,312	$11,237	$10,713
Capital contribution from Lincoln National Corporation	510	50	500
Stock compensation/issued for benefit plans	31	25	24
Balance as of end-of-year	11,853	11,312	11,237

Retained Earnings
Balance as of beginning-of-year	4,437	4,423	4,405
Cumulative effect from adoption of new accounting standards	(201)	-	(644)
Net income (loss)	591	614	1,573
Dividends paid to Lincoln National Corporation	(660)	(600)	(911)
Balance as of end-of-year	4,167	4,437	4,423

Accumulated Other Comprehensive Income (Loss)
Balance as of beginning-of-year	5,836	659	3,327
Cumulative effect from adoption of new accounting standards	-	-	644
Other comprehensive income (loss), net of tax	3,185	5,177	(3,312)
Balance as of end-of-year	9,021	5,836	659
Total stockholder’s equity as of end-of-year	$25,041	$21,585	$16,319

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities
Net income (loss)	$591	$614	$1,573
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Realized (gain) loss	526	828	92
Trading securities purchases, sales and maturities, net	253	(2,522)	(120)
Amortization of deferred gain on business sold through reinsurance	(33)	(27)	(4)
Change in:
Deferred acquisition costs, value of business acquired, deferred sales inducements
and deferred front-end loads deferrals and interest, net of amortization	68	(448)	(108)
Premiums and fees receivable	(20)	104	(87)
Accrued investment income	(88)	(22)	(6)
Insurance liabilities and reinsurance-related balances	392	(1,195)	(128)
Accrued expenses	(21)	89	(99)
Federal income tax accruals	(134)	(282)	65
Cash management agreement	(1,341)	(1,115)	329
Other	92	343	88
Net cash provided by (used in) operating activities	285	(3,633)	1,595
Cash Flows from Investing Activities
Purchases of available-for-sale securities and equity securities	(16,149)	(14,927)	(12,406)
Sales of available-for-sale securities and equity securities	1,214	6,771	3,191
Maturities of available-for-sale securities	5,180	6,426	6,348
Purchase of common stock in acquisition, net of cash acquired	-	-	(1,410)
Sale of business, net	-	-	(12)
Purchases of alternative investments	(395)	(433)	(314)
Sales and repayments of alternative investments	171	131	178
Issuance of mortgage loans on real estate	(1,790)	(4,218)	(2,920)
Repayment and maturities of mortgage loans on real estate	1,133	1,144	1,048
Issuance (repayment) of policy loans, net	49	32	20
Net change in collateral on investments, derivatives and related settlements	1,775	349	654
Other	(149)	(259)	(191)
Net cash provided by (used in) investing activities	(8,961)	(4,984)	(5,814)
Cash Flows from Financing Activities
Capital contribution from Lincoln National Corporation	510	50	500
Payment of long-term debt, including current maturities	(30)	(28)	(13)
Issuance of long-term debt, net of issuance costs	30	28	13
Issuance (payment) of short-term debt	(112)	321	278
Proceeds from sale-leaseback transactions	-	-	88
Payment related to sale-leaseback transactions	(47)	(83)	-
Proceeds from certain financing arrangements	109	107	-
Deposits of fixed account values, including the fixed portion of variable	14,009	16,049	13,616
Withdrawals of fixed account values, including the fixed portion of variable	(6,069)	(5,800)	(5,957)
Transfers to and from separate accounts, net	528	(1,362)	(2,469)
Common stock issued for benefit plans	(9)	(34)	(25)
Dividends paid to Lincoln National Corporation	(660)	(600)	(911)
Net cash provided by (used in) financing activities	8,259	8,648	5,120

Net increase (decrease) in cash, invested cash and restricted cash	(417)	31	901
Cash, invested cash and restricted cash as of beginning-of-year	1,879	1,848	947
Cash, invested cash and restricted cash as of end-of-year	$1,462	$1,879	$1,848

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

The Lincoln National Life Insurance Company (“LNL” or the “Company,” which also may be referred to as “we,” “our” or “us”), a wholly-owned subsidiary of Lincoln National Corporation (“LNC” or the “Parent Company”), is domiciled in the state of Indiana. We own 100% of the outstanding common stock of two insurance company subsidiaries, Lincoln Life & Annuity Company of New York (“LLANY”) and Lincoln Life Assurance Company of Boston (“LLACB”). We also own several non-insurance companies, including Lincoln Financial Distributors, our wholesale distributor, and Lincoln Financial Advisors Corporation, part of LNC’s retail distributor, Lincoln Financial Network. LNL’s principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the U.S. and several U.S. territories. See Note 22 for additional information.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LNL and all other entities in which we have a controlling financial interest and any variable interest entities (“VIEs”) in which we are the primary beneficiary. As discussed in Note 3, on May 1, 2018, LNC and LNL completed the acquisition of Liberty Life Assurance Company of Boston (“Liberty Life”). We use the equity method of accounting to recognize all of our investments in limited liability partnerships. All material inter-company accounts and transactions have been eliminated in consolidation.

Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support or where investors lack certain characteristics of a controlling financial interest. We assess our contractual, ownership or other interests in a VIE to determine if our interest participates in the variability the VIE was designed to absorb and pass onto variable interest holders. We perform an ongoing qualitative assessment of our variable interests in VIEs to determine whether we have a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our consolidated financial statements.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain financial assets, derivatives, allowances for credit losses, deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), deferred sales inducements (“DSI”), goodwill and other intangibles, future contract benefits, other contract holder funds including deferred front-end loads (“DFEL”), pension plans, stock-based incentive compensation, income taxes including the recoverability of our deferred tax assets, and the potential effects of resolving litigated matters.

Business Combinations

We use the acquisition method of accounting for all business combination transactions, and accordingly, recognize the fair values of assets acquired, liabilities assumed and any noncontrolling interests in our consolidated financial statements. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

Fair Value Measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk (“NPR”), which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability

(“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

●Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to “blockage discounts” that are excluded;

●Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

●Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

Fixed Maturity Available-For-Sale Securities – Fair Valuation Methodologies and Associated Inputs

Securities classified as available-for-sale (“AFS”) consist of fixed maturity securities and are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) (“AOCI”), net of associated DAC, VOBA, DSI, future contract benefits, other contract holder funds and deferred income taxes.

We measure the fair value of our securities classified as fixed maturity AFS based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity security, and we consistently apply the valuation methodology to measure the security’s fair value. Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach primarily include third-party pricing services, independent broker quotations or pricing matrices. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our fixed maturity AFS securities. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all fixed maturity AFS securities on any given day. For broker-quoted only securities, non-binding quotes from market makers or broker-dealers are obtained from sources recognized as market participants. For securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs to measure fair value.

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our fixed maturity AFS securities discussed above:

●Corporate bonds and U.S. government bonds – We also use Trade Reporting and Compliance EngineTM reported tables for our corporate bonds and vendor trading platform data for our U.S. government bonds.

●Mortgage- and asset-backed securities (“ABS”) – We also utilize additional inputs, which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our mortgage-backed securities (“MBS”), which include collateralized mortgage obligations and mortgage pass through securities backed by residential mortgages (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”).

●State and municipal bonds – We also use additional inputs that include information from the Municipal Securities Rule Making Board, as well as material event notices, new issue data, issuer financial statements and Municipal Market Data benchmark yields for our state and municipal bonds.

●Hybrid and redeemable preferred securities – We also utilize additional inputs of exchange prices (underlying and common stock of the same issuer) for our hybrid and redeemable preferred securities.

In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source.  We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

Fixed Maturity AFS Securities – Evaluation for Recovery of Amortized Cost

We regularly review our fixed maturity AFS securities (also referred to as “debt securities”) for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require a credit loss allowance.

For our debt securities, we generally consider the following to determine whether our debt securities with unrealized losses are credit impaired:

●The estimated range and average period until recovery;

●The estimated range and average holding period to maturity;

●Remaining payment terms of the security;

●Current delinquencies and nonperforming assets of underlying collateral;

●Expected future default rates;

●Collateral value by vintage, geographic region, industry concentration or property type;

●Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

●Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security, or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). If we do not intend to sell a debt security, or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an impairment has occurred, and a credit loss allowance is recorded, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). The remainder of the decline to fair value related to factors other than credit loss is recorded in other comprehensive income (“OCI”) to unrealized losses on fixed maturity AFS securities on our Consolidated Statements of Stockholder’s Equity, as this amount is considered a noncredit impairment.

When assessing our intent to sell a debt security, or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing. Management considers the following as part of the evaluation:

●The current economic environment and market conditions;

●Our business strategy and current business plans;

●The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;

●Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;

●The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

●The capital risk limits approved by management; and

●Our current financial condition and liquidity demands.

In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. The discount rate is the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield, or the coupon if the debt security was previously impaired. See the discussion below for additional information on the methodology and significant inputs, by security type, that we use to determine the amount of a credit loss.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

●Historical and implied volatility of the security;

●The extent to which the fair value has been less than amortized cost;

●Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;

●Failure, if any, of the issuer of the security to make scheduled payments; and

●Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of a credit loss impairment through a credit loss allowance, we continue to reassess the expected cash flows of the debt security at each subsequent measurement date as necessary. If the measurement of credit loss changes, we recognize a provision for (or reversal of) credit loss expense through realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss), limited by the amount that amortized cost exceeds fair value. Losses are charged against the allowance for credit losses when management believes the uncollectibility of a debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest on debt securities is written-off when deemed uncollectible.

To determine the recovery value of a corporate bond, CLO or CDO, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

●Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;

●Fundamentals of the industry in which the issuer operates;

●Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

●Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);

●Expectations regarding defaults and recovery rates;

●Changes to the rating of the security by a rating agency; and

●Additional market information (e.g., if there has been a replacement of the corporate debt security).

Each quarter, we review the cash flows for the MBS portfolio, including current credit enhancements and trends in the underlying collateral performance to determine whether or not they are sufficient to provide for the recovery of our amortized cost. To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

●Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;

●Level of borrower creditworthiness of the home equity loans or residential mortgages that back an RMBS or commercial mortgages that back a CMBS;

●Susceptibility to fair value fluctuations for changes in the interest rate environment;

●Susceptibility to reinvestment risks, in cases where market yields are lower than the securities’ book yield earned;

●Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;

●Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and

●Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related ABS, we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security requires a credit loss allowance. The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods. We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include the credit characteristics of borrowers, geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Second lien loans are assigned 100% severity, if defaulted. For first lien loans, we assume a minimum of 30% severity, with higher severity assumed for investor properties and further adjusted by housing price assumptions. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for a credit loss by comparing the expected cash flows to amortized cost. To the extent that the security has already been impaired through a credit loss allowance or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no credit loss allowance is required. Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then an impairment through a credit loss allowance is recognized.

We further monitor the cash flows of all of our debt securities backed by mortgages on an ongoing basis. We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our debt securities backed by pools of commercial mortgages. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future. These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment through a credit loss allowance for the security.

Trading Securities

Trading securities consist of fixed maturity securities in designated portfolios, some of which support modified coinsurance (“Modco”) and coinsurance with funds withheld (“CFW”) reinsurance agreements. Investment results for the portfolios that support Modco and CFW reinsurance agreements, including gains and losses from sales, are passed directly to the reinsurers pursuant to contractual terms of the reinsurance agreements. Trading securities are carried at fair value, and changes in fair value and changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance agreements are recorded in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) as they occur.

Equity Securities

Equity securities are carried at fair value, and changes in fair value are recorded in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) as they occur. Equity securities consist primarily of common stock of publicly-traded companies, privately placed securities and mutual fund shares. We measure the fair value of our equity securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the equity security. Fair values of publicly-traded equity securities are determined using quoted prices in active markets for identical or comparable securities. When quoted prices are not available, we use valuation methodologies most appropriate for the specific asset. Fair values for private placement securities are determined using discounted cash flow, earnings multiple and other valuation models. The fair values of mutual fund shares that transact regularly are based on transaction prices of identical fund shares.

Alternative Investments

Alternative investments, which consist primarily of investments in limited partnerships (“LPs”), are included in other investments on our Consolidated Balance Sheets. We account for our investments in LPs using the equity method to determine the carrying value. Recognition of alternative investment income is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships’ general partners. As a result, our private equity investments are generally on a three-month delay and our hedge funds are on a one-month delay. In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received during the second quarter of each calendar year. Accordingly, our investment income from alternative investments for any calendar-year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar-year period.

Payables for Collateral on Investments

When we enter into collateralized financing transactions on our investments, a liability is recorded equal to the cash or non-cash collateral received. This liability is included within payables for collateral on investments on our Consolidated Balance Sheets. Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on our Consolidated Statements of Comprehensive Income (Loss). Changes in payables for collateral on investments are reflected within cash flows from investing activities on our Consolidated Statements of Cash Flows.

Mortgage Loans on Real Estate

Mortgage loans on real estate consist of commercial and residential mortgage loans and are generally carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of allowance for credit losses. We carry certain commercial mortgage loans at fair value where the fair value option has been elected. Interest income is accrued on the principal balance of the loan based on the loan’s contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our policy for commercial mortgage loans is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent. Our policy for residential mortgage loans is to report loans that are 90 or more days past due, which equates to three or more payments missed, as delinquent. We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Consolidated Statements of Comprehensive Income (Loss) when received, depending on the assessment of the collectability of the loan. We resume accruing interest once a loan complies with all of its original terms or restructured terms. Mortgage loans deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are likewise credited to the allowance for credit losses. Accrued interest on mortgage loans is written-off when deemed uncollectible.

In connection with our recognition of an allowance for credit losses for mortgage loans on real estate, we perform a quantitative analysis using a probability of default/loss given default/exposure at default approach to estimate expected credit losses in our mortgage loan portfolio as well as unfunded commitments related to commercial mortgage loans, exclusive of certain mortgage loans held at fair value. Our model estimates expected credit losses over the contractual terms of the loans, which are the periods over which we are exposed to credit risk, adjusted for expected prepayments. Credit loss estimates are segmented by commercial mortgage loans, residential mortgage loans, and unfunded commitments related to commercial mortgage loans.

The allowance for credit losses for pooled loans of similar risk (i.e., commercial and residential mortgage loans) is estimated using relevant historical credit loss information adjusted for current conditions and reasonable and supportable forecasts of future conditions. Historical credit loss experience provides the basis for the estimation of expected credit losses with adjustments for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term lengths as well as adjustments for changes in environmental conditions, such as unemployment rates, property values, or other factors that management deems relevant. We apply probability weights to the positive, base and adverse scenarios we use. For periods beyond our reasonable and supportable forecast, we use implicit mean reversion over the remaining life of the recoverable, meaning our model will inherently revert to the baseline scenario as the baseline is representative of the historical average over a longer period of time.

Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a specific credit loss allowance is established for the excess carrying value of the loan over its estimated value. The loan’s estimated value is based on: the present value of expected future cash flows discounted at the loan’s effective interest rate; the loan’s observable market price; or the fair value of the loan’s collateral.

Allowance for credit losses are maintained at a level we believe is adequate to absorb current expected lifetime credit losses. Our periodic evaluation of the adequacy of the allowance for credit losses is based on historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, reasonable and supportable forecasts about the future and other relevant factors.

Mortgage loans on real estate are presented net of the allowance for credit losses on our Consolidated Balance Sheets. Changes in the allowance are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Mortgage loans on real estate deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for credit losses, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Our commercial loan portfolio is primarily comprised of long-term loans secured by existing commercial real estate. We believe all of the commercial loans in our portfolio share three primary risks: borrower credit worthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods of monitoring and assessing credit risk are consistent for our entire portfolio.

For our commercial mortgage loan portfolio, trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) an allowance for credit losses. In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks. We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles. Where warranted, we establish or increase a credit loss allowance for a specific loan based upon this analysis.

We measure and assess the credit quality of our commercial mortgage loans by using loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value. Therefore, all else being equal, a lower loan-to-value ratio generally indicates a higher quality loan. The debt-service coverage ratio compares a property’s net operating income to its debt-service payments. Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments. Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan. These credit quality metrics are monitored and reviewed at least annually.

Most of our off-balance sheet commitments relate to commercial mortgage loans. As such, an allowance for credit losses is developed based on the commercial mortgage loan process outlined above, along with an internally developed conversion factor.

Our residential loan portfolio is primarily comprised of first lien mortgages secured by existing residential real estate. In contrast to the commercial mortgage loan portfolio, residential mortgage loans are primarily smaller-balance homogenous loans that share similar risk characteristics. Therefore, these pools of loans are collectively evaluated for inherent credit losses. Such evaluations consider numerous factors, including, but not limited to borrower credit scores, collateral values, loss forecasts, geographic location, delinquency rates and economic trends. These evaluations and assessments are revised as conditions change and new information becomes available, including updated forecasts, which can cause the allowance for credit losses to increase or decrease over time as such evaluations are revised. Generally, residential mortgage loan pools exclude loans that are nonperforming, as those loans are evaluated individually using the evaluation framework for specific allowance for credit losses described above.

For residential mortgage loans, our primary credit quality indicator is whether the loan is performing or nonperforming. We generally define nonperforming residential mortgage loans as those that are 90 or more days past due and/or in nonaccrual status. There is generally a higher risk of experiencing credit losses when a residential mortgage loan is nonperforming. We monitor and update aging schedules and nonaccrual status on a monthly basis.

Policy Loans

Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral. Policy loans are carried at unpaid principal balances.

Real Estate

Real estate includes both real estate held for the production of income and real estate held-for-sale. Real estate held for the production of income is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. We periodically review properties held for the production of income for impairment. Properties whose carrying values are greater than their projected undiscounted cash flows are written down to estimated fair value, with impairment losses reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). The estimated fair value of real estate is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate classified as held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs at the time classified as held-for-sale. Real estate is not depreciated while it is classified as held-for-sale. Also, valuation allowances are established, as appropriate, for real estate held-for-sale and any changes to the valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Real estate acquired through foreclosure proceedings is recorded at fair value at the settlement date.

Derivative Instruments

We hedge certain portions of our exposure to interest rate risk, foreign currency exchange risk, equity market risk and credit risk by entering into derivative transactions. All of our derivative instruments are recognized as either assets or liabilities on our Consolidated Balance Sheets at estimated fair value. We categorized derivatives into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique as discussed above in “Fair Value Measurement.” The accounting for changes in the estimated fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument based upon the exposure being hedged: as a cash flow hedge or a fair value hedge.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in net income during the period of change in estimated fair values. For derivative instruments not designated as hedging instruments, but that are economic hedges, the gain or loss is recognized in net income.

We purchase and issue financial instruments and products that contain embedded derivative instruments. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative is carried at fair value with changes in fair value recognized in net income during the period of change.

We employ several different methods for determining the fair value of our derivative instruments. The fair value of our derivative contracts are measured based on current settlement values, which are based on quoted market prices, industry standard models that are commercially available and broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to measure the current fair market value of the derivative.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

DAC, VOBA, DSI and DFEL

Acquisition costs directly related to successful contract acquisitions or renewals of universal life insurance (“UL”), variable universal life insurance (“VUL”), traditional life insurance, annuities and other investment contracts have been deferred (i.e., DAC) to the extent recoverable. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. Bonus credits and excess interest for dollar cost averaging contracts are considered DSI. Contract sales charges that are collected in the early years of an insurance contract are deferred (i.e., DFEL), and the unamortized balance is reported in other contract holder funds on our Consolidated Balance Sheets.

Both DAC and VOBA amortization, excluding amounts reported in realized gain (loss), is reported within commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss). DSI amortization, excluding amounts reported in realized gain (loss), is reported in interest credited on our Consolidated Statements of Comprehensive Income (Loss). The amortization of DFEL, excluding amounts reported in realized gain (loss), is reported within fee income on our Consolidated Statements of Comprehensive Income (Loss). The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type. For all insurance contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.

Acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits (“EGPs”) from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for UL and VUL policies are estimated to be 40 years based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are generally between 15 and 30 years, while some of our fixed multi-year guarantee products have amortization periods equal to the guarantee period. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated lower lapse experience.

Acquisition costs for all traditional contracts, including traditional life insurance contracts, such as individual whole life, group business and term life insurance, are amortized over the expected premium-paying period that generally results in amortization less than 30 years. Acquisition costs are either amortized on a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no intangible balance or related amortization for fixed and variable payout annuities.

We account for modifications of insurance contracts that result in a substantially unchanged contract as a continuation of the replaced contract. We account for modifications of insurance contracts that result in a substantially changed contract as an extinguishment of the replaced contract.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on securities classified as fixed maturity AFS and certain derivatives and embedded derivatives. Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) reflecting the incremental effect of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for life insurance and annuity products. These assumptions include, but are not limited to, capital markets, investment margins, mortality, retention, rider utilization and maintenance expenses (costs associated with maintaining records relating to insurance and individual and group annuity contracts, and with the processing of premium collections, deposits, withdrawals and commissions). Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL included on our Consolidated Balance Sheets are adjusted with an offsetting benefit or charge to revenue or amortization expense to reflect such change related to our expectations of future EGPs (“unlocking”). We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our annual comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of DAC, VOBA, DSI, DFEL, embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.

DAC, VOBA, DSI and DFEL are reviewed to ensure that the unamortized portion does not exceed the expected recoverable amounts.

Reinsurance

We and our insurance subsidiaries enter into reinsurance agreements in the normal course of business to limit our exposure to the risk of loss and to enhance our capital management.

In order for a reinsurance agreement to qualify for reinsurance accounting, the agreement must satisfy certain risk transfer conditions that include, among other items, a reasonable possibility of a significant loss for the assuming entity.  When we apply reinsurance accounting, premiums, benefits and DAC amortization are reported net of insurance ceded on our Consolidated Statements of Comprehensive Income (Loss).  Amounts currently recoverable, such as ceded reserves, are reported in reinsurance recoverables and amounts currently payable to the reinsurers, such as premiums, are included in other liabilities on our Consolidated Balance Sheets.  Assets and liabilities and revenue and expenses from certain reinsurance contracts that grant statutory surplus relief to our insurance companies are netted on our Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income (Loss), respectively, if there is a contractual right of offset.

We use deposit accounting to recognize reinsurance agreements that do not transfer significant insurance risk. This accounting treatment results in amounts paid or received by our insurance subsidiaries to be considered on deposit with the reinsurer and such amounts are reported in other assets and other liabilities, respectively, on our Consolidated Balance Sheets.  As amounts are paid or received, consistent with the underlying contracts, deposit assets or liabilities are adjusted.

We estimated an allowance for credit losses for all reinsurance recoverables and related reinsurance deposit assets held by our subsidiaries. As such, we performed a quantitative analysis using a probability of loss approach to estimate expected credit losses for reinsurance recoverables, inclusive of similar assets recognized using the deposit method of accounting. The credit loss allowance is a general allowance for pools of receivables with similar risk characteristics segmented by credit risk ratings and receivables assessed on an individual basis that do not share similar risk characteristics where we anticipate a credit loss over the life of reinsurance-related assets.

Our model uses relevant internal or external historical loss information adjusted for current conditions and reasonable and supportable forecasts of future events and conditions in developing our loss estimate. We utilized historical credit rating data to form an estimation of probability of default of counterparties by means of a transition matrix that provides the rates of credit migration for credit ratings transitioning to impairment. We updated reinsurer credit ratings during the quarter to incorporate the most up-to-date information on the current state of the financial stability of our reinsurers. To simulate changes in economic conditions, we used positive, base and adverse scenarios that include varying levels of loss given default assumptions to reflect the impact of changes in severity of losses. We applied probability weights to the positive, base and adverse scenarios. For periods beyond our reasonable and supportable forecasts, we used implicit mean reversion over the remaining life of the recoverable. Additionally, we considered factors that impact our exposure at default that are driven by actuarial expectations around term and mortality assumptions rather than being directly driven by market or economic environment.

Our model estimates the expected credit losses over the life of the reinsurance asset. Credit loss estimates are segmented based on counterparty credit risk. Our modeling process utilizes counterparty credit ratings, collateral types and amounts, and term and run-off assumptions. For reinsurance recoverables that do not share similar risk characteristics, we assessed on an individual basis to determine a specific credit loss allowance.

We estimated expected credit losses over the contractual term of the recoverable, which is the period during which we are exposed to the credit risk. Reinsurance recoverables may not have explicit contractual lives, but are tied to the underlying insurance products; as a result, we estimated the contractual life by utilizing actuarial estimates of the timing of payouts related to those underlying products.

Reinsurance agreements often require the reinsurer to collateralize the recoverable with funds in a trust account for the benefit of the ceding insurance entity that can reduce the expected credit losses on a given agreement. As such, we review reinsurance collateral by individual agreement to sensitize risk of loss based on level of collateralization. This review is driven by the assumption that non-collateralized reinsurance recoverables would have materially higher losses in time of default. Therefore, reinsurance recoverables are pooled as either fully-collateralized or non-collateralized.

Reinsurance recoverables are presented net of the allowance for credit losses on our Consolidated Balance Sheets. Changes in the allowance for credit losses are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Reinsurance recoverables deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for credit losses, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Goodwill

We recognize the excess of the purchase price, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed for impairment annually as of October 1 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

We perform a quantitative goodwill impairment test where the fair value of the reporting unit is determined and compared to the carrying value of the reporting unit. If the carrying value of the reporting unit is greater than the reporting unit’s fair value, goodwill is impaired and written down to the reporting unit’s fair value; and a charge is reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss). The results of one goodwill impairment test on one reporting unit cannot subsidize the results of another reporting unit.

Other Assets and Other Liabilities

Other assets consist primarily of certain reinsurance assets, net of allowance for credit losses, specifically identifiable intangible assets, property and equipment owned by the Company, balances associated with corporate-owned and bank-owned life insurance, receivables resulting from sales of securities that had not yet settled as of the balance sheet date, DSI, operating lease right-of-use (“ROU”) assets, finance lease assets, certain financing arrangements, debt issuance costs associated with line-of-credit arrangements and other receivables and prepaid expenses. Other liabilities consist primarily of certain reinsurance payables, current and deferred taxes, pension and other employee benefit liabilities, derivative instrument liabilities, payables resulting from purchases of securities that had not yet settled as of the balance sheet date, long-term operating lease liabilities, finance lease liabilities, certain financing arrangements, deferred gain on business sold through reinsurance and other accrued expenses.

Other assets and other liabilities on our Consolidated Balance Sheets include guaranteed living benefit (“GLB”) features and remaining guaranteed interest and similar contracts that are carried at fair value, which may be reported in either other assets or other liabilities. The fair value of these items represents approximate exit price including an estimate for our NPR. Certain of these features have elements of both insurance benefits and embedded derivatives. Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits. We classify these GLB reserves embedded derivatives in Level 3 within the hierarchy levels described above in “Fair Value Measurement.” We report the insurance portion of the reserves in future contract benefits.

The carrying values of specifically identifiable intangible assets are reviewed at least annually for indicators of impairment in value that are related to credit loss or non-credit, including unexpected or adverse changes in the following:  the economic or competitive environments in which the company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation.  If there was an indication of impairment, then the discounted cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss).  Sales force intangibles are attributable to the value of the new business distribution system acquired through business combinations.  These assets are amortized on a straight-line basis over their useful life of 25 years. Specifically identifiable intangible assets also includes the value of customer relationships acquired (“VOCRA”) and value of distribution agreements (“VODA”). The carrying values of VOCRA and VODA are amortized using a straight-line basis over their weighted average life of 20 years and 13 years, respectively. See Note 10 for more information regarding specifically identifiable intangible assets.

Property and equipment owned for company use is carried at cost less allowances for depreciation.  Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.  Certain assets on our Consolidated Balance Sheets are related to finance leases and certain financing arrangements and are depreciated in a manner consistent with our current depreciation policy for owned assets. We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable.  For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed. Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated.  Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year.  Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

We lease office space and certain equipment under various long-term lease agreements. We determine if an arrangement is a lease at inception. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Our leases do not provide an implicit rate; therefore, we use our incremental borrowing rate at the commencement date in determining the present value of future payments. The ROU asset is calculated using the lease liability carrying amount, plus or minus prepaid/accrued lease payments, minus the unamortized balance of lease incentives received, plus unamortized initial direct costs. Lease terms used to calculate our lease obligation include options when we are reasonably certain that we will exercise such options. Our lease agreements may contain both lease and non-lease components, which are accounted for separately. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Other assets includes deferred losses on business sold through reinsurance attributable to our 2012 and 2014 reinsurance transactions where we ceded closed blocks of UL contracts with secondary guarantees to Lincoln National Reinsurance Company (Barbados) Limited (“LNBAR”), a wholly-owned subsidiary of LNC. We are recognizing the losses related to these transactions over a period of 30 years.

Other liabilities includes deferred gains on business sold through reinsurance. During 2009, we completed a reinsurance transaction whereby we assumed a closed block of term contracts from First Penn-Pacific Life Insurance Company, a wholly-owned subsidiary of LNC. We are recognizing the gain related to this transaction over a period of 15 years. During 2012, we completed a reinsurance transaction whereby we ceded a closed block of UL contracts with secondary guarantees to LNBAR. We are recognizing the gain related to the transaction over a period of 30 years. During 2013, we completed a reinsurance transaction whereby we ceded a closed block of UL contracts with secondary guarantees to LNBAR. During 2019, we amended the 2013 reinsurance transaction by recapturing the underlying base policy from LNBAR while continuing to cede the associated riders. We are recognizing the gain related to this transaction over the expected life of the underlying business, or 20 years. Effective October 1, 2018, we entered into an annuity reinsurance agreement with Athene Holding Ltd. (“Athene”). We are recognizing the gain related to this transaction over the period over which the majority of account values are expected to run off, or 20 years.

Separate Account Assets and Liabilities

We maintain separate account assets, which are reported at fair value. The related liabilities are reported at an amount equivalent to the separate account assets. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company with respect to certain accounts.

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that may include various types of guaranteed death benefit (“GDB”), guaranteed withdrawal benefit (“GWB”) and guaranteed income benefit (“GIB”) features. The GDB features include those where we contractually guarantee to the contract holder either: return of no less than total deposits made to the contract less any partial withdrawals (“return of net deposits”); total deposits made to the contract less any partial withdrawals plus a minimum return (“minimum return”); or the highest contract value on any contract anniversary date through age 80. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduce the contract value.

As discussed in Note 6, certain features of these guarantees are accounted for as embedded derivative reserves, whereas other guarantees are accounted for as benefit reserves. Other guarantees contain characteristics of both and are accounted for under an approach that calculates the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each GLB feature. We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products. The change in fair value of these instruments tends to move in the opposite direction of the change in the value of the associated reserves. The net impact of these changes is reported as a component of realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The “market consistent scenarios” used in the determination of the fair value of the GLB liability are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid. We use risk-neutral Monte Carlo simulations in our calculation to value the entire block of guarantees, which involve 100 unique scenarios per policy or approximately 47 million scenarios. The market consistent scenario assumptions, as of each valuation date, are those we view to be appropriate for a hypothetical market participant. The market consistent inputs include, but are not limited to, assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g., policy lapse, rider utilization, etc.), mortality, risk margins, maintenance expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

Future Contract Benefits and Other Contract Holder Funds

Future contract benefits represent liability reserves that we have established and carry based on estimates of how much we will need to pay for future benefits and claims. Other contract holder funds represent liabilities for fixed account values, including the fixed portion of variable, dividends payable, premium deposit funds, undistributed earnings on participating business and other contract holder funds as well as the carrying value of DFEL discussed above.

The liabilities for future contract benefits and claim reserves for UL and VUL insurance policies consist of contract account balances that are equal to deposits net of withdrawals, excluding surrender charges and fees, plus interest credited, and if applicable an additional reserve for other insurance benefit guarantees. The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.75% depending on the time of contract issue. The investment yield assumptions for immediate and deferred paid-up annuities range from 1.25% to 12.75%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing GDB features are calculated by estimating the present value of total expected benefit payments over the life of the contract from inception divided by the present value of total expected assessments over the life of the contract (“benefit ratio”) multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GDB payments plus interest on the liability. The change in the liability for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest. As experience or assumption changes result in a change in expected benefit payments or assessments, the benefit ratio is unlocked, that is, recalculated using the updated expected benefit payments and assessments over the life of the contract since inception. The revised benefit ratio is then applied to the liability calculation described above, with the resulting change in liability reported in benefits on our Consolidated Statements of Comprehensive Income (Loss).

The liability for future claim reserves for long-term disability contracts for incurred and reported claims are calculated based on assumptions as to interest, claim resolution rates and offsets for other insurance including social security. Claim resolution rate assumptions and social security offsets are based on our actual experience. The interest rate assumptions used for discounting claim reserves are based on projected portfolio yield rates, after consideration for defaults and investment expenses, for assets supporting the liabilities. The incurred but not reported claim reserves are based on our experiences as to the reporting lags and ultimate loss experience. Claim reserves are subject to revision as current claim experience and projections of future factors affecting claim experience change. Claim reserves do not include a provision for adverse deviation.

With respect to our future contract benefits and other contract holder funds, we continually review overall reserve position, reserving techniques and reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2020 and 2019, participating policies comprised less than 1% of the face amount of business in force, and dividend expenses were $53 million, $51 million and $56 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Liabilities for the secondary guarantees on UL-type products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Certain of our variable annuity contracts reported within future contract benefits contain GLB reserves embedded derivatives, a portion of which may be reported in either other assets or other liabilities, and include guaranteed interest and similar contracts, that are carried at fair value on our Consolidated Balance Sheets, which represents approximate exit price including an estimate for our NPR. Certain of these features have elements of both insurance benefits and embedded derivatives. Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits. We classify these GLB reserves embedded derivatives items in Level 3 within the hierarchy levels described above in “Fair Value Measurement.” We report the insurance portion of the reserves in future contract benefits.

The fair value of our indexed annuity contracts is based on their approximate surrender values.

Short-term and Long-term Debt

Short-term debt has contractual or expected maturities of one year or less. Long-term debt has contractual or expected maturities greater than one year.

Contingencies and Commitments

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

Fee Income

Fee income for investment and interest-sensitive life insurance contracts consists of asset-based fees, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account balances. Investment products consist primarily of individual and group variable and fixed deferred annuities. Interest-sensitive life insurance products include UL insurance, VUL insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the “attributed fees”), which are not reported within fee income on our Consolidated Statements of Comprehensive Income (Loss). These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees and contract administration charges are assessed on a daily or monthly basis and recognized as revenue as performance obligations are met, over the period underlying customer assets are owned or advisory services are provided. Wholesaling-related 12b-1 fees received from separate account fund sponsors as compensation for servicing the underlying mutual funds are recorded as revenues based on a contractual percentage of the market value of mutual fund assets over the period shares are owned by customers. Net investment advisory fees related to asset management of certain separate account funds are recorded as revenues based on a contractual percentage of the customer’s managed assets over the period advisory services are provided. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

Insurance Premiums

Our insurance premiums for traditional life insurance and group insurance products are recognized as revenue when due from the contract holder. Our traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Our group insurance products consist primarily of term life, disability and dental.

Net Investment Income

We earn investment income on the underlying general account investments supporting our fixed products less related expenses. Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield.

For CLOs and MBS, included in the trading and fixed maturity AFS securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and a catch up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively. Any adjustments resulting from changes in effective yield are reflected in net investment income on our Consolidated Statements of Comprehensive Income (Loss).

Realized Gain (Loss)

Realized gain (loss) includes realized gains and losses from the sale of investments, write-downs for impairments of investments and changes in the allowance for credit losses for financial assets, changes in fair value for mortgage loans on real estate accounted for under the fair value option, changes in fair value of equity securities, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivatives and trading securities. Realized gains and losses on the sale of investments are determined using the specific identification method. Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation.

Other Revenues

Other revenues consists primarily of fees attributable to broker-dealer services recorded as performance obligations are met, either at the time of sale or over time based on a contractual percentage of customer account values, changes in the market value of our seed capital investments, and proceeds from reinsurance recaptures. The broker-dealer services primarily relate to our retail sales network and consist of commission revenue for the sale of non-affiliated securities recorded on a trade date basis and advisory fee income. Advisory fee income is asset-based revenues recorded as earned based on a contractual percentage of customer account values. Other revenues earned by our Group Protection segment consist of fees from administrative services performed, which are recognized as performance obligations are met over the terms of the underlying agreements.

Interest Credited

We credit interest to our contract holder account balances based on the contractual terms supporting our products.

Benefits

Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account balances. Benefits also include the change in reserves for life insurance products with secondary guarantee benefits, annuity products with guaranteed death and living benefits and certain annuities with life contingencies. For traditional life, group health and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

Strategic Digitization Expense

Strategic digitization expense consists primarily of costs related to our enterprise-wide digitization initiative.

Pension and Other Postretirement Benefit Plans

Pursuant to the accounting rules for our obligations to employees and agents under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. The mortality assumption is based on actual and anticipated plan experience, determined using acceptable actuarial methods. We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is based on historical and projected future rates of return on the funds invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate.

Stock-Based Compensation

In general, we expense the fair value of stock awards included in our incentive compensation plans. As of the date LNC’s Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder’s equity. We apply an estimated forfeiture rate to our accrual of compensation cost. We classify certain stock awards as liabilities. For these awards, the settlement value is classified as a liability on our Consolidated Balance Sheets, and the liability is marked-to-market through net income at the end of each reporting period. Stock-based compensation expense is reflected in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Interest and Debt Expense

Interest expense on our short-term and long-term debt is recognized as due over the term of the related borrowing.

Income Taxes

LNC files a U.S. consolidated income tax return that includes us and LNC’s other eligible subsidiaries. Ineligible subsidiaries file separate individual corporate tax returns. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.

2. New Accounting Standards

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standards Updates (“ASUs”) issued by the FASB and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), Measurement of Credit Losses on Financial Instruments and related amendments

These amendments adopt a new model in ASC Topic 326 to measure and recognize credit losses for most financial assets. The ASU requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected over the life of the asset using a credit loss allowance. Changes in the allowance are charged to earnings. The measurement of expected credit losses is based on relevant information about past events, including historical experience, as well as current economic conditions and reasonable and supportable forecasts that affect the collectability of the financial asset. The method used to measure estimated credit losses for fixed maturity AFS securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. The amendments permit entities to recognize improvements in credit loss estimates on fixed maturity AFS securities by reducing the allowance account immediately through earnings. The amendments are adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption was permitted for annual periods beginning after December 15, 2018, and interim periods therein.

January 1, 2020

The adoption of this standard and related amendments resulted in the recognition of a cumulative effect decrease of $216 million, net of DAC, VOBA, DSI, DFEL and changes in other contract holder funds, after-tax, to retained earnings. The overall adjustment recorded our allowance for credit losses as of the date of adoption, primarily related to commercial and residential mortgage loans, as well as reinsurance recoverables. Upon adoption of the standard, the concept of other-than-temporary impairment (“OTTI”) no longer exists; however, our prior period presentation herein is reflective of OTTI recorded in those periods.

ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments

These amendments clarify the measurement, recognition and presentation of the allowance for credit losses on accrued interest receivable balances; the inclusion of recoveries when estimating the allowance for credit losses; the inclusion of all ASC Topic 944 – Financial Services – Insurance reinsurance recoverables within the scope of ASC 326-20; and provide additional targeted clarifications on the calculation of the allowance for credit losses.

These amendments also make targeted clarifications to ASC Topics 815 and 825. Early adoption was permitted.

January 1, 2020

Our adoption of ASU 2016-13 and related amendments is discussed above. The adoption of the remainder of this guidance did not have a material impact on our consolidated financial condition and results of operations.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief

The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments – Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASC Topic 326.

January 1, 2020

We recognized a cumulative effect increase to retained earnings of $15 million, after-tax, by electing the fair value option for certain mortgage loans in connection with our adoption of ASC Topic 326.

ASU 2020-04, Reference Rate Reform (Topic 848)

The amendments in this update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions impacted by reference rate reform. If certain criteria are met, an entity will not be required to remeasure or reassess contracts impacted by reference rate reform. Additionally, changes to the critical terms of a hedging relationship affected by reference rate reform will not require entities to de-designate the relationship if certain requirements are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, with certain exceptions. The amendments are effective for contract modifications made between March 12, 2020, and December 31, 2022.

March 12, 2020 through December 31, 2022

This standard may be elected and applied prospectively as reference rate reform unfolds. We have begun our implementation and are currently evaluating the impact of this ASU on our consolidated financial condition and results of operations.

ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts and related amendments

These amendments make changes to the accounting and reporting for long-duration contracts issued by an insurance entity that will significantly change how insurers account for long-duration contracts, including how they measure, recognize and make disclosures about insurance liabilities and DAC. Under this ASU, insurers will be required to review cash flow assumptions at least annually and update them if necessary. They also will have to make quarterly updates to the discount rate assumptions they use to measure the liability for future policyholder benefits. The ASU creates a new category of market risk benefits (i.e., features that protect the contract holder from capital market risk and expose the insurer to that risk) that insurers will have to measure at fair value. The ASU provides various transition methods by topic that entities may elect upon adoption. The ASU is currently effective January 1, 2023, and early adoption is permitted.

		January 1, 2023	We are currently evaluating the impact of adopting this ASU on our consolidated financial condition and results of operations.

3. Acquisition

On May 1, 2018, LNC and LNL completed the acquisition from Liberty Mutual Insurance Company of 100% of the capital stock of Liberty Life, an operator of a group benefits business (the “Liberty Group Business”) and an individual life and individual and group annuity business (the “Liberty Life Business”). The acquisition expanded the scale and capabilities of the Group Protection business while further diversifying the Company’s sources of earnings. Effective September 1, 2019, Liberty Life’s name was changed to Lincoln Life Assurance Company of Boston.

In connection with the acquisition and pursuant to the Master Transaction Agreement (“MTA”), dated January 18, 2018, which is filed as Exhibit 10.3 to this Form 10-K, Liberty Life sold the Liberty Life Business on May 1, 2018, by entering into reinsurance agreements and related ancillary documents (including administrative services agreements and transition services agreements) with Protective Life Insurance Company and its wholly-owned subsidiary, Protective Life and Annuity Insurance Company (together with Protective Life Insurance Company, “Protective”), providing for the reinsurance and administration of the Liberty Life Business.

We recognized $85 million of acquisition-related costs, pre-tax, for the year ended December 31, 2018. These costs were included in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Since the acquisition date of May 1, 2018, the revenues and net income of the business acquired have been included in our Consolidated Statements of Comprehensive Income (Loss) in the Group Protection segment and were $1.5 billion and $36 million, respectively, for the period ended December 31, 2018.

4. Variable Interest Entities

Unconsolidated VIEs

Reinsurance Related Notes

Effective October 1, 2017, our captive reinsurance subsidiary, the Lincoln Reinsurance Company of Vermont VI, restructured the $275 million, long-term surplus note which was originally issued to a non-affiliated VIE in October 2015 in exchange for two corporate bond AFS securities of like principal and duration. The activities of the VIE are primarily to acquire, hold and issue notes and loans and to pay and collect interest on the notes and loans. The outstanding principal balance of the long-term surplus note is variable in nature; moving concurrently with any variability in the face amount of the corporate bond AFS securities. We have concluded that we are not the primary beneficiary of the non-affiliated VIE because we do not have power over the activities that most significantly affect its economic performance. As of December 31, 2020, the principal balance of the long-term surplus note was zero and we do not currently have any exposure to this VIE.

Structured Securities

Through our investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager. These structured securities include our ABS, RMBS and CMBS. We have not provided financial or other support with respect to these VIEs other than our original investment. We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination that reduces our obligation to absorb losses or right to receive benefits. Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments. We recognize our variable interest in these VIEs at fair value on our Consolidated Balance Sheets. For information about these structured securities, see Note 5.

Limited Partnerships and Limited Liability Companies

We invest in certain LPs and limited liability companies (“LLCs”), including qualified affordable housing projects, that we have concluded are VIEs. We do not hold any substantive kick-out or participation rights in the LPs and LLCs, and we do not receive any performance fees or decision maker fees from the LPs and LLCs. Based on our analysis of the LPs and LLCs, we are not the primary beneficiary of the VIEs as we do not have the power to direct the most significant activities of the LPs and LLCs.

The carrying amounts of our investments in the LPs and LLCs are recognized in other investments on our Consolidated Balance Sheets and were $2.1 billion and $1.9 billion as of December 31, 2020 and 2019, respectively. Included in these carrying amounts are our investments in qualified affordable housing projects, which were $7 million and $13 million as of December 31, 2020 and 2019, respectively. We do not have any contingent commitments to provide additional capital funding to these qualified affordable housing projects. We receive returns from these qualified affordable housing projects in the form of income tax credits and other tax benefits, which are recognized in federal income tax expense (benefit) on our Consolidated Statements of Comprehensive Income (Loss) and were $1 million and $2 million for the years ended December 31, 2020 and 2019, respectively.

Our exposure to loss is limited to the capital we invest in the LPs and LLCs, and there have been no indicators of impairment that would require us to recognize an impairment loss related to the LPs and LLCs as of December 31, 2020.

5. Investments

Fixed Maturity AFS Securities

In 2020, we adopted ASU 2016-13, which resulted in a new recognition and measurement of credit losses on most financial assets. See Note 2 for additional information.

The amortized cost, gross unrealized gains, losses, allowance for credit losses and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of December 31, 2020
				Allowance
	Amortized	Gross Unrealized		for Credit	Fair
	Cost	Gains	Losses	Losses	Value
Fixed maturity AFS securities:
Corporate bonds	$85,625	$15,947	$136	$12	$101,424
U.S. government bonds	369	81	1	-	449
State and municipal bonds	5,145	1,517	-	-	6,662
Foreign government bonds	380	86	1	-	465
RMBS	2,551	289	1	1	2,838
CMBS	1,380	115	-	-	1,495
ABS	7,035	158	15	-	7,178
Hybrid and redeemable preferred securities	536	94	30	-	600
Total fixed maturity AFS securities	$103,021	$18,287	$184	$13	$121,111

The amortized cost, gross unrealized gains, losses, OTTI and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of December 31, 2019
	Amortized	Gross Unrealized			Fair
	Cost	Gains	Losses	OTTI (1)	Value
Fixed maturity AFS securities:
Corporate bonds	$78,875	$9,071	$172	$(5)	$87,779
U.S. government bonds	355	48	-	-	403
State and municipal bonds	4,605	1,087	7	-	5,685
Foreign government bonds	326	62	-	-	388
RMBS	2,820	179	9	(18)	3,008
CMBS	1,038	45	1	(1)	1,083
ABS	4,803	62	17	(35)	4,883
Hybrid and redeemable preferred securities	485	79	20	-	544
Total fixed maturity AFS securities	$93,307	$10,633	$226	$(59)	$103,773

(1)Prior to the adoption of ASU 2016-13, we recognized the OTTI attributed to noncredit factors as a separate component in OCI referred to as unrealized OTTI on fixed maturity AFS securities. This includes unrealized (gains) and losses on credit-impaired securities related to changes in the fair value of such securities subsequent to the impairment measurement date.

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) as of December 31, 2020, were as follows:

	Amortized	Fair
	Cost	Value
Due in one year or less	$3,324	$3,348
Due after one year through five years	14,953	15,954
Due after five years through ten years	19,428	21,924
Due after ten years	54,350	68,374
Subtotal	92,055	109,600
Structured securities (RMBS, CMBS, ABS)	10,966	11,511
Total fixed maturity AFS securities	$103,021	$121,111

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses of fixed maturity AFS securities (dollars in millions) for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of December 31, 2020
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses (1)
Fixed maturity AFS securities:
Corporate bonds	$2,785	$85	$588	$51	$3,373	$136
U.S. government bonds	28	1	-	-	28	1
Foreign government bonds	57	1	-	-	57	1
RMBS	43	1	6	-	49	1
ABS	1,527	9	355	6	1,882	15
Hybrid and redeemable
preferred securities	112	13	96	17	208	30
Total fixed maturity AFS securities	$4,552	$110	$1,045	$74	$5,597	$184

Total number of fixed maturity AFS securities in an unrealized loss position						782

(1)We recognized $1 million of gross unrealized losses in OCI for fixed maturity AFS securities for which an allowance for credit losses has been recorded.

The fair value and gross unrealized losses, including the portion of OTTI recognized in OCI, of fixed maturity AFS securities (dollars in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of December 31, 2019
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair	Losses and	Fair	Losses and	Fair	Losses and
	Value	OTTI	Value	OTTI	Value	OTTI
Fixed maturity AFS securities:
Corporate bonds	$2,827	$44	$1,381	$131	$4,208	$175
State and municipal bonds	316	7	18	-	334	7
RMBS	471	9	15	-	486	9
CMBS	48	1	4	-	52	1
ABS	1,791	8	300	9	2,091	17
Hybrid and redeemable
preferred securities	29	1	102	19	131	20
Total fixed maturity AFS securities	$5,482	$70	$1,820	$159	$7,302	$229

Total number of fixed maturity AFS securities in an unrealized loss position						882

The fair value, gross unrealized losses (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

	As of December 31, 2020
		Gross	Number
	Fair	Unrealized	of
	Value	Losses	Securities (1)
Less than six months	$63	$23	14
Six months or greater, but less than nine months	2	1	4
Nine months or greater, but less than twelve months	22	6	13
Twelve months or greater	30	11	20
Total	$117	$41	51

(1)We may reflect a security in more than one aging category based on various purchase dates.

The fair value, gross unrealized losses, the portion of OTTI recognized in OCI (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

	As of December 31, 2019
				Number
	Fair	Gross Unrealized		of
	Value	Losses	OTTI	Securities (1)
Less than six months	$15	$5	$-	7
Six months or greater, but less than nine months	10	3	-	4
Twelve months or greater	130	74	-	31
Total	$155	$82	$-	42

(1)We may reflect a security in more than one aging category based on various purchase dates.

Our gross unrealized losses on fixed maturity AFS securities decreased by $45 million for the year ended December 31, 2020. As discussed further below, we believe the unrealized loss position as of December 31, 2020, did not require an impairment recognized in earnings as (i) we did not intend to sell these fixed maturity AFS securities; (ii) it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis; and (iii) the difference in the fair value compared to the amortized cost was due to factors other than credit loss. Based upon this evaluation as of December 31, 2020, management believes we have the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums, fee income and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our impaired securities.

As of December 31, 2020, the unrealized losses associated with our corporate bond, U.S. government bond, state and municipal bond and foreign government bond securities were attributable primarily to widening credit spreads and rising interest rates since purchase. We performed a detailed analysis of the financial performance of the underlying issuers and determined that we expected to recover the entire amortized cost of each impaired security.

Credit ratings express opinions about the credit quality of a security. Securities rated investment grade (those rated BBB- or higher by S&P Global Ratings (“S&P”) or Baa3 or higher by Moody’s Investors Service (“Moody’s”)) are generally considered by the rating agencies and market participants to be low credit risk. As of December 31, 2020 and 2019, 96% of the fair value of our corporate bond portfolio was rated investment grade. As of December 31, 2020 and 2019, the portion of our corporate bond portfolio rated below investment grade had an amortized cost of $3.8 billion and $3.1 billion, respectively, and a fair value of $4.0 billion and $3.1 billion, respectively. Based upon the analysis discussed above, we believe that as of December 31, 2020 and 2019, we would have recovered the amortized cost of each corporate bond.

As of December 31, 2020, the unrealized losses associated with our MBS and ABS were attributable primarily to widening credit spreads and rising interest rates since purchase. We assessed for credit impairment using a cash flow model that incorporates key assumptions including default rates, severities and prepayment rates. We estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts and other independent market data. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost of each impaired security.

As of December 31, 2020, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of underlying issuers. For our hybrid and redeemable preferred securities, we evaluated the financial performance of the underlying issuers based upon credit performance and investment ratings and determined that we expected to recover the entire amortized cost of each impaired security.

Credit Loss Impairment on Fixed Maturity AFS Securities

We regularly review our fixed maturity AFS securities for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require an allowance for credit losses. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our fixed maturity AFS securities.

Changes in the allowance for credit losses on fixed maturity AFS securities (in millions), aggregated by investment category, were as follows:

	For the Year Ended December 31, 2020
	Corporate
	Bonds	RMBS	ABS	Total
Balance as of beginning-of-year	$-	$-	$-	$-
Additions for securities for which credit losses were not
previously recognized	40	1	1	42
Additions from purchases of PCD debt securities (1)	-	-	-	-
Additions (reductions) for securities for which credit losses
were previously recognized	(1)	-	(1)	(2)
Reductions for securities disposed	(15)	-	-	(15)
Reductions for securities charged-off	(12)	-	-	(12)
Balance as of end-of-year (2)	$12	$1	$-	$13

(1)Represents purchased credit-deteriorated (“PCD”) fixed maturity AFS securities.

(2)Accrued interest receivable on fixed maturity AFS securities totaled $1.0 billion as of December 31, 2020 and was excluded from the estimate of credit losses.

Changes in the amount of credit loss of OTTI recognized in net income (loss) where the portion related to other factors was recognized in OCI (in millions) on fixed maturity AFS securities were as follows:

	For the Years Ended
	December 31,
	2019	2018
Balance as of beginning-of-year	$337	$358
Increases attributable to:
Credit losses on securities for which an
OTTI was not previously recognized	13	5
Credit losses on securities for which an
OTTI was previously recognized	2	2
Decreases attributable to:
Securities sold, paid down or matured	(148)	(28)
Balance as of end-of-year	$204	$337

Trading Securities

Trading securities at fair value (in millions) consisted of the following:

	As of December 31,
	2020	2019
Fixed maturity securities:
Corporate bonds	$3,049	$2,877
U.S. government bonds	-	45
State and municipal bonds	28	16
Foreign government bonds	92	45
RMBS	131	169
CMBS	134	163
ABS	966	1,238
Hybrid and redeemable preferred securities	42	49
Total trading securities	$4,442	$4,602

The portion of the market adjustment for trading gains and losses recognized in realized gain (loss) that relate to trading securities still held as of December 31, 2020, 2019 and 2018, was $117 million, $225 million and $(55) million, respectively.

Mortgage Loans on Real Estate

The following provides the current and past due composition of our mortgage loans on real estate (in millions):

	As of December 31, 2020			As of December 31, 2019
	Commercial	Residential	Total	Commercial	Residential	Total
Current	$16,162	$610	$16,772	$15,525	$659	$16,184
30 to 59 days past due	4	28	32	3	27	30
60 to 89 days past due	-	8	8	-	10	10
90 or more days past due	-	69	69	-	16	16
Allowance for credit losses	(186)	(17)	(203)	-	(2)	(2)
Unamortized premium (discount)	(14)	22	8	(17)	23	6
Mark-to-market gains (losses) (1)	(5)	-	(5)	-	-	-
Total carrying value	$15,961	$720	$16,681	$15,511	$733	$16,244

(1)Represents the mark-to-market on certain commercial mortgage loans on real estate for which we have elected the fair value option. See Note 21 for additional information.

Our commercial mortgage loan portfolio has the largest concentrations in California, which accounted for 24% of commercial mortgage loans on real estate as of December 31, 2020 and 2019, and Texas, which accounted for 10% and 11% of commercial mortgage loans on real estate as of December 31, 2020 and 2019, respectively.

Our residential mortgage loan portfolio has the largest concentrations in California, which accounted for 32% and 34% of residential mortgage loans on real estate as of December 31, 2020 and 2019, respectively, and Florida, which accounted for 18% and 20% of residential mortgage loans on real estate as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, we had 147 and 38 residential mortgage loans, respectively, that were either delinquent or in foreclosure.

For our commercial mortgage loans, there were four specifically identified impaired loans with an aggregate carrying value of $1 million as of December 31, 2020. There was one specifically identified impaired loan with a carrying value of less than $1 million as of December 31, 2019.

For our residential mortgage loans, there were 76 specifically identified impaired loans with an aggregate carrying value of $34 million as of December 31, 2020. There were four specifically identified impaired loans with an aggregate carrying value of $1 million as of December 31, 2019.

Additional information related to impaired mortgage loans on real estate (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Average carrying value for impaired mortgage loans on real estate	$21	$-	$5
Interest income recognized on impaired mortgage loans on real estate	-	-	1
Interest income collected on impaired mortgage loans on real estate	-	-	1

The amortized cost of mortgage loans on real estate on nonaccrual status (in millions) was as follows:

	As of December 31, 2020		As of January 1, 2020
	Nonaccrual		Nonaccrual
	with no		with no
	Allowance		Allowance
	for Credit		for Credit
	Losses	Nonaccrual	Losses	Nonaccrual
Commercial mortgage loans on real estate	$-	$-	$-	$-
Residential mortgage loans on real estate	-	71	-	17
Total	$-	$71	$-	$17

We use loan-to-value and debt-service coverage ratios as credit quality indicators for our commercial mortgage loans on real estate (dollars in millions) as follows:

	As of December 31, 2020			As of December 31, 2019
			Debt-			Debt-
			Service			Service
	Amortized	% of	Coverage	Amortized	% of	Coverage
Loan-to-Value Ratio	Cost	Total	Ratio	Cost	Total	Ratio
Less than 65%	$15,157	93.8%	2.36	$14,121	91.0%	2.35
65% to 74%	948	5.9%	1.69	1,389	9.0%	1.88
75% to 100%	47	0.3%	1.21	1	0.0%	1.09
Total	$16,152	100.0%		$15,511	100.0%

The amortized cost of commercial mortgage loans on real estate (in millions) by year of origination and credit quality indicator was as follows:

	As of December 31, 2020
		Debt-		Debt-		Debt-
		Service		Service		Service
	Less	Coverage	65%	Coverage	75%	Coverage
	than 65%	Ratio	to 74%	Ratio	to 100%	Ratio	Total
Origination Year
2020	$1,495	2.85	$32	1.52	$-	-	$1,527
2019	3,098	2.24	258	1.78	2	1.74	3,358
2018	2,379	2.16	182	1.49	15	0.71	2,576
2017	1,779	2.34	169	1.73	-	-	1,948
2016	1,711	2.37	174	1.56	22	1.58	1,907
2015 and prior	4,695	2.38	133	1.95	8	1.02	4,836
Total	$15,157		$948		$47		$16,152

We use loan performance status as the primary credit quality indicator for our residential mortgage loans on real estate (dollars in millions) as follows:

	As of December 31, 2020		As of December 31, 2019
	Amortized	% of	Amortized	% of
Performance Indicator	Cost	Total	Cost (1)	Total
Performing	$666	90.4%	$718	97.7%
Nonperforming	71	9.6%	17	2.3%
Total	$737	100.0%	$735	100.0%

(1)A valuation allowance of $2 million was established on residential mortgage loans on real estate as of December 31, 2019.

The amortized cost of residential mortgage loans on real estate (in millions) by year of origination and credit quality indicator was as follows:

	As of December 31, 2020
	Performing	Nonperforming	Total
Origination Year
2020	$176	$8	$184
2019	315	51	366
2018	175	12	187
2017	-	-	-
2016	-	-	-
2015 and prior	-	-	-
Total	$666	$71	$737

Credit Losses on Mortgage Loans on Real Estate

In connection with our recognition of an allowance for credit losses for mortgage loans on real estate, we perform a quantitative analysis using a probability of default/loss given default/exposure at default approach to estimate expected credit losses in our mortgage loan portfolio as well as unfunded commitments related to commercial mortgage loans, exclusive of certain mortgage loans held at fair value. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our mortgage loans on real estate.

Changes in the allowance for credit losses on mortgage loans on real estate (in millions) were as follows:

	For the Year Ended December 31, 2020
	Commercial	Residential	Total
Balance as of beginning-of-year	$-	$2	$2
Impact of adopting ASU 2016-13	61	26	87
Additions from provision for credit loss expense (1)	177	10	187
Additions from purchases of PCD mortgage loans on real estate	-	-	-
Additions (reductions) for mortgage loans on real estate for which
credit losses were previously recognized (1)	(52)	(21)	(73)
Balance as of end-of-year (2)	$186	$17	$203

(1)Due to changes in economic projections driven by the impact of the COVID-19 pandemic, the provision for credit loss expense increased by $114 million for the year ended December 31, 2020. For the year ended December 31, 2020, we recognized $2 million of credit loss expense related to unfunded commitments for mortgage loans on real estate.

(2)Accrued interest receivable on mortgage loans on real estate totaled $48 million as of December 31, 2020 and was excluded from the estimate of credit losses.

Changes in the valuation allowance associated with impaired commercial mortgage loans on real estate (in millions) were as follows:

	For the Years Ended
	December 31,
	2019	2018

Balance as of beginning-of-year	$-	$3
Additions	-	-
Charge-offs, net of recoveries	-	(3)
Balance as of end-of-year	$-	$-

Alternative Investments

As of December 31, 2020 and 2019, alternative investments included investments in 270 and 256 different partnerships, respectively, and represented approximately 1% of total investments.

Net Investment Income

The major categories of net investment income (in millions) on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Fixed maturity AFS securities	$4,241	$4,214	$4,129
Trading securities	198	187	79
Equity securities	3	4	4
Mortgage loans on real estate	674	626	492
Real estate	1	1	1
Policy loans	124	128	122
Invested cash	13	33	23
Commercial mortgage loan prepayment
and bond make-whole premiums	78	115	78
Alternative investments	218	24	222
Consent fees	5	7	4
Other investments	42	27	24
Investment income	5,597	5,366	5,178
Investment expense	(333)	(404)	(334)
Net investment income	$5,264	$4,962	$4,844

Impairments on Fixed Maturity AFS Securities

Details underlying credit loss expense incurred as a result of impairments that were recognized in net income (loss) and included in realized gain (loss) on fixed maturity AFS securities (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Credit Loss Expense Recognized in Net Income (Loss) (1)
Fixed maturity AFS securities:
Corporate bonds	$(24)	$(13)	$(5)
RMBS	(1)	(1)	(1)
ABS	-	(1)	(1)
Gross credit loss expense recognized in net income (loss)	(25)	(15)	(7)
Associated amortization of DAC, VOBA, DSI and DFEL	1	-	-
Net credit loss expense recognized in net income (loss)	$(24)	$(15)	$(7)

(1)For the year ended December 31, 2020, we recognized credit loss expense incurred and write-downs taken as a result of impairments through net income (loss), pursuant to ASU 2016-13. For the years ended December 31, 2019 and 2018, prior to the adoption of ASU 2016-13, we recognized write-downs taken as a result of OTTI through net income (loss).

During the year ended December 31, 2019, we recorded $14 million of OTTI recognized in OCI. During the year ended December 31, 2018, we recorded no OTTI recognized in OCI.

Payables for Collateral on Investments

The carrying value of the payables for collateral on investments included on our Consolidated Balance Sheets and the fair value of the related investments or collateral (in millions) consisted of the following:

	As of December 31, 2020		As of December 31, 2019
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Collateral payable for derivative investments (1)	$2,970	$2,970	$1,383	$1,383
Securities pledged under securities lending agreements (2)	115	112	114	110
Investments pledged for Federal Home Loan Bank of
Indianapolis (“FHLBI”) (3)	3,130	5,049	3,580	5,480
Total payables for collateral on investments	$6,215	$8,131	$5,077	$6,973

(1)We obtain collateral based upon contractual provisions with our counterparties. These agreements take into consideration the counterparties’ credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that if exceeded result in the receipt of cash that is typically invested in cash and invested cash. See Note 6 for additional information.

(2)Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. We value collateral daily and obtain additional collateral when deemed appropriate. The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.

(3)Our pledged investments for FHLBI are included in fixed maturity AFS securities and mortgage loans on real estate on our Consolidated Balance Sheets. The collateral requirements are generally 105% to 115% of the fair value for fixed maturity AFS securities and 155% to 175% of the fair value for mortgage loans on real estate. The cash received in these transactions is primarily invested in cash and invested cash or fixed maturity AFS securities.

We have repurchase agreements through which we can obtain liquidity by pledging securities. The collateral requirements are generally 80% to 95% of the fair value of the securities, and our agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary. The cash received in our repurchase program is typically invested in fixed maturity AFS securities. As of December 31, 2020 and 2019, we were not participating in any open repurchase agreements.

Increase (decrease) in payables for collateral on investments (in millions) consisted of the following:

	For the Years Ended December 31,
	2020	2019	2018
Collateral payable for derivative investments	$1,587	$767	$(85)
Securities pledged under securities lending agreements	1	26	(134)
Securities pledged under repurchase agreements	-	(152)	(379)
Investments pledged for FHLBI	(450)	(350)	1,030
Total increase (decrease) in payables for collateral on investments	$1,138	$291	$432

We have elected not to offset our securities lending transactions in our financial statements. The remaining contractual maturities of securities lending transactions accounted for as secured borrowings (in millions) were as follows:

	As of December 31, 2020
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$114	$-	$-	$-	$114
Foreign government bonds	1	-	-	-	1
Total gross secured borrowings	$115	$-	$-	$-	$115

	As of December 31, 2019
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$114	$-	$-	$-	$114
Total gross secured borrowings	$114	$-	$-	$-	$114

We accept collateral in the form of securities in connection with repurchase agreements. In instances where we are permitted to sell or re-pledge the securities received, we report the fair value of the collateral received and a related obligation to return the collateral in the financial statements. In addition, we receive securities in connection with securities borrowing agreements that we are permitted to sell or re-pledge. As of December 31, 2020, the fair value of all collateral received that we are permitted to sell or re-pledge was $25 million, and we did not re-pledge any of this collateral to cover initial margin and over-the-counter collateral requirements on certain derivative investments as of December 31, 2020.

Investment Commitments

As of December 31, 2020, our investment commitments were $2.8 billion, which included $1.4 billion of LPs, $989 million of mortgage loans on real estate and $500 million of private placement securities.

Concentrations of Financial Instruments

As of December 31, 2020 and 2019, our most significant investments in one issuer were our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $1.2 billion and $1.3 billion, respectively, or 1% of total investments, and our investments in securities issued by the White Chapel LLC with a fair value of $1.0 billion, or 1% of total investments and Federal National Mortgage Association with a fair value of $1.0 billion, or 1% of total investments, respectively. These concentrations include fixed maturity AFS, trading and equity securities.

As of December 31, 2020 and 2019, our most significant investments in one industry were our investments in securities in the financial services industry with a fair value of $21.7 billion and $18.2 billion, respectively, or 14% of total investments, and our investments in securities in the consumer non-cyclical industry with a fair value of $19.2 billion and $15.4 billion, respectively, or 13% and 12%, respectively, of total investments. These concentrations include fixed maturity AFS, trading and equity securities.

6. Derivative Instruments

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, basis risk and credit risk. We assess these risks by continually identifying and monitoring changes in our exposures that may adversely affect expected future cash flows and by evaluating hedging opportunities.

Derivative activities are monitored by various management committees. The committees are responsible for overseeing the implementation of various hedging strategies that are developed through the analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are incorporated into our overall risk management strategies.

See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. See Note 21 for additional disclosures related to the fair value of our derivative instruments and Note 4 for derivative instruments related to our consolidated VIEs.

Interest Rate Contracts

We use derivative instruments as part of our interest rate risk management strategy. These instruments are economic hedges unless otherwise noted and include:

Forward-Starting Interest Rate Swaps

We use forward-starting interest rate swaps designated and qualifying as cash flow hedges to hedge our exposure to interest rate fluctuations related to the forecasted purchases of certain assets.

We also use forward-starting interest rate swaps to hedge the interest rate exposure within our life products related to the forecasted purchases of certain assets.

Interest Rate Cap Corridors

We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for certain life insurance products and annuity contracts. Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate. For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate. The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate. There is no additional liability to us other than the purchase price associated with the interest rate cap corridor.

Interest Rate Futures

We use interest rate futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Interest Rate Swap Agreements

We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

We also use interest rate swap agreements designated and qualifying as cash flow hedges to hedge the interest rate risk of floating-rate bond coupon payments by replicating a fixed-rate bond.

Finally, we use interest rate swap agreements designated and qualifying as fair value hedges to hedge against changes in the fair value of certain fixed maturity securities due to interest rate risks.

Reverse Treasury Locks

We use reverse treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to the anticipated purchase of fixed-rate securities or the anticipated future cash flows of floating-rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

Foreign Currency Contracts

We use derivative instruments as part of our foreign currency risk management strategy. These instruments are economic hedges unless otherwise noted and include:

Currency Futures

We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products. Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

Foreign Currency Swaps

We use foreign currency swaps to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange one currency for another at specified dates in the future at a specified exchange rate.

We also use foreign currency swaps designated and qualifying as cash flow hedges to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies.

Foreign Currency Forwards

We use foreign currency forwards to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency forward is a contractual agreement to exchange one currency for another at specified dates in the future at a specified current exchange rate.

Equity Market Contracts

We use derivative instruments as part of our equity market risk management strategy that are economic hedges and include:

Call Options Based on the S&P 500® Index and Other Indices

We use call options to hedge the liability exposure on certain options in variable annuity products.

Our indexed annuity and indexed universal life insurance (“IUL”) contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, which can be up to six years, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Consumer Price Index Swaps

We use consumer price index swaps to hedge the liability exposure on certain options in fixed annuity products. Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed-rate determined as of inception.

Equity Futures

We use equity futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Put Options

We use put options to hedge the liability exposure on certain options in variable annuity products. Put options are contracts that require counterparties to pay us at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

Total Return Swaps

We use total return swaps to hedge the liability exposure on certain options in variable annuity products.

In addition, we use total return swaps to hedge a portion of the liability related to our deferred compensation plans. We receive the total return on a portfolio of indexes and pay a floating-rate of interest.

Credit Contracts

We use derivative instruments as part of our credit risk management strategy that are economic hedges and include:

Credit Default Swaps – Buying Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows us to put the bond back to the counterparty at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Credit Default Swaps – Selling Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We sell credit default swaps to offer credit protection to contract holders and investors. The credit default swaps hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows the investor to put the bond back to us at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Embedded Derivatives

We have embedded derivatives that include:

GLB Reserves Embedded Derivatives

Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC (“benefit reserves”) and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC (“embedded derivative reserves”). We calculate the value of the benefit reserves and the embedded derivative reserves based on the specific characteristics of each GLB feature.

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GLBs oﬀered in our variable annuity products, including products with guaranteed withdrawal benefit and guaranteed income benefit features. These GLB features are reinsured among various reinsurance counterparties on a coinsurance basis. We cede a portion of the GLB features to LNBAR, a wholly-owned subsidiary of LNC, on a funds withheld coinsurance basis. The funds withheld arrangement includes a dynamic hedging strategy designed to mitigate selected risks. Changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities hedge the income statement eﬀect of changes in embedded derivative GLB reserves assumed by LNBAR caused by those same factors. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these hedge positions may not be totally eﬀective in oﬀsetting changes in the embedded derivative reserve assumed by LNBAR due to, among other things, diﬀerences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-oﬀ. However, the hedging results do not impact LNL due to a funds withheld agreement with LNBAR, which causes the financial impact of the derivatives, as well as the cash flow activity, to be reflected on LNBAR.

Indexed Annuity and IUL Contracts Embedded Derivatives

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Reinsurance Related Embedded Derivatives

We have certain Modco and coinsurance with funds withheld reinsurance agreements with embedded derivatives related to the withheld assets of the related funds. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the related credit exposure. Outstanding derivative instruments with off-balance-sheet risks (in millions) were as follows:

	As of December 31, 2020			As of December 31, 2019
	Notional	Fair Value		Notional	Fair Value
	Amounts	Asset	Liability	Amounts	Asset	Liability
Qualifying Hedges
Cash flow hedges:
Interest rate contracts (1)	$964	$87	$11	$1,174	$108	$12
Foreign currency contracts (1)	3,089	147	151	2,874	191	51
Total cash flow hedges	4,053	234	162	4,048	299	63
Fair value hedges:
Interest rate contracts (1)	530	-	271	546	-	202
Non-Qualifying Hedges
Interest rate contracts (1)	135,434	1,587	159	112,921	1,082	219
Foreign currency contracts (1)	304	1	8	262	1	3
Equity market contracts (1)	74,300	3,486	1,952	43,283	1,442	664
Credit contracts (1)	51	-	-	55	-	-
Embedded derivatives:
GLB direct (2)	-	450	-	-	450	-
GLB ceded (2)	-	82	531	-	60	510
Reinsurance related (3)	-	-	540	-	-	375
Indexed annuity and IUL contracts (2) (4)	-	550	3,594	-	927	2,585
Total derivative instruments	$214,672	$6,390	$7,217	$161,115	$4,261	$4,621

(1)Reported in derivative investments and other liabilities on our Consolidated Balance Sheets.

(2)Reported in other assets and other liabilities on our Consolidated Balance Sheets.

(3)Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

(4)Reported in future contract benefits on our Consolidated Balance Sheets.

The maturity of the notional amounts of derivative instruments (in millions) was as follows:

	Remaining Life as of December 31, 2020
	Less Than	1 – 5	6 – 10	11 – 30	Over 30
	1 Year	Years	Years	Years	Years	Total
Interest rate contracts (1)	$14,052	$57,331	$29,217	$36,328	$-	$136,928
Foreign currency contracts (2)	227	411	1,062	1,693	-	3,393
Equity market contracts	40,716	19,445	5,831	12	8,296	74,300
Credit contracts	-	51	-	-	-	51
Total derivative instruments
with notional amounts	$54,995	$77,238	$36,110	$38,033	$8,296	$214,672

(1)As of December 31, 2020, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 30, 2022.

(2)As of December 31, 2020, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 17, 2050.

The following amounts (in millions) were recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges:

Cumulative Fair Value
Hedging Adjustment
Included in the
	Amortized Cost of the		Amortized Cost of the
	Hedged		Hedged
	Assets / (Liabilities)		Assets / (Liabilities)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Line Item in the Consolidated Balance Sheets in
which the Hedged Item is Included
Fixed maturity AFS securities, at fair value	$824	$776	$271	$202

The change in our unrealized gain (loss) on derivative instruments within AOCI (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$181	$119	$27
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period:
Cumulative effect from adoption of
new accounting standard	-	-	6
Cash flow hedges:
Interest rate contracts	(16)	73	(4)
Foreign currency contracts	93	108	44
Change in foreign currency exchange rate adjustment	(174)	(52)	111
Change in DAC, VOBA, DSI and DFEL	(23)	(5)	(14)
Income tax benefit (expense)	26	(26)	(29)
Less:
Reclassification adjustment for gains (losses)
included in net income (loss):
Cash flow hedges:
Interest rate contracts (1)	2	3	4
Foreign currency contracts (1)	56	35	27
Foreign currency contracts (2)	6	9	-
Associated amortization of DAC, VOBA, DSI and DFEL	(7)	(2)	(3)
Income tax benefit (expense)	(12)	(9)	(6)
Balance as of end-of-year	$42	$181	$119

(1)The OCI offset is reported within net investment income on our Consolidated Statements of Comprehensive Income (Loss).

(2)The OCI offset is reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The effects of qualifying and non-qualifying hedges (in millions) on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	Gain (Loss) Recognized in Income
	For the Years Ended December 31,
	2020		2019
	Realized	Net	Realized	Net
	Gain	Investment	Gain	Investment
	(Loss)	Income	(Loss)	Income
Total Line Items in which the Effects of
Fair Value or Cash Flow Hedges are Recorded	$(526)	$5,264	$(828)	$4,962

Qualifying Hedges
Gain or (loss) on fair value hedging relationships:
Interest rate contracts:
Hedged items	-	69	-	63
Derivatives designated as hedging instruments	-	(69)	-	(63)
Gain or (loss) on cash flow hedging relationships:
Interest rate contracts:
Amount of gain or (loss) reclassified from AOCI into income	-	2	-	3
Foreign currency contracts:
Amount of gain or (loss) reclassified from AOCI into income	6	56	9	35

Non-Qualifying Hedges
Interest rate contracts	1,287	-	982	-
Foreign currency contracts	(3)	-	(1)	-
Equity market contracts	971	-	(137)	-
Credit contracts	(6)	-	-	-
Embedded derivatives:
GLB	1	-	1	-
Reinsurance related	(241)	-	(626)	-
Indexed annuity and IUL contracts	(471)	-	(742)	-

The gains (losses) on derivative instruments (in millions) recorded within income (loss) from continuing operations on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

For the Year
Ended
December 31,
2018
Qualifying Hedges
Cash flow hedges:
Interest rate contracts (1)	$4
Foreign currency contracts (1)	27
Total cash flow hedges	31
Fair value hedges:
Interest rate contracts (1)	(14)
Interest rate contracts (2)	37
Total fair value hedges	23
Non-Qualifying Hedges
Interest rate contracts (2)	(149)
Foreign currency contracts (2)	5
Equity market contracts (2)	445
Equity market contracts (3)	(17)
Embedded derivatives:
GLB(2)	(1)
Reinsurance related (2)	292
Indexed annuity and IUL contracts (2)	81
Total derivative instruments	$710

(1)Reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss).

(2)Reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

(3)Reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Gains (losses) recognized as a component of OCI (in millions) on derivative instruments designated and qualifying as cash flow hedges were as follows:

For the Year
Ended
December 31,
2018
Offset to net investment income	$4
Offset to realized gain (loss)	27

As of December 31, 2020, $45 million of the deferred net gains (losses) on derivative instruments in AOCI were expected to be reclassified to earnings during the next 12 months. This reclassification would be due primarily to interest rate variances related to our interest rate swap agreements.

For the years ended December 31, 2020 and 2019, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

Information related to our credit default swaps for which we are the seller (dollars in millions) was as follows:

As of December 31, 2020
Credit
		Reason	Nature	Rating of	Number		Maximum
		for	of	Underlying	of	Fair	Potential
Credit Contract Type	Maturity	Entering	Recourse	Obligation (1)	Instruments	Value (2)	Payout
Basket credit default swaps	12/20/2025	(3)	(4)	BBB+	1	$1	$51

As of December 31, 2019
Credit
		Reason	Nature	Rating of	Number		Maximum
		for	of	Underlying	of	Fair	Potential
Credit Contract Type	Maturity	Entering	Recourse	Obligation (1)	Instruments	Value (2)	Payout
Basket credit default swaps	12/20/2024	(3)	(4)	BBB+	1	$1	$55

(1)Represents average credit ratings based on the midpoint of the applicable ratings among Moody’s, S&P and Fitch Ratings, as scaled to the corresponding S&P ratings.

(2)Broker quotes are used to determine the market value of our credit default swaps.

(3)Credit default swaps were entered into in order to hedge the liability exposure on certain variable annuity products.

(4)Sellers do not have the right to demand indemnification or compensation from third parties in case of a loss (payment) on the contract.

Details underlying the associated collateral of our credit default swaps for which we are the seller if credit risk-related contingent features were triggered (in millions) were as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
Maximum potential payout	$51	$55
Less: Counterparty thresholds	-	-
Maximum collateral potentially required to post	$51	$55

Certain of our credit default swap agreements contain contractual provisions that allow for the netting of collateral with our counterparties related to all of our collateralized financing transactions that we have outstanding. If these netting agreements were not in place, our counterparties would have been required to post $1 million of collateral as of December 31, 2020.

Credit Risk

We are exposed to credit losses in the event of non-performance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or NPR. The NPR is based upon assumptions for each counterparty’s credit spread over the estimated weighted average life of the counterparty exposure, less collateral held. As of December 31, 2020, the NPR adjustment was zero. The credit risk associated with such agreements is minimized by entering into agreements with financial institutions with long-standing, superior performance records. Additionally, we maintain a policy of requiring derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement. We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we and LLANY have agreed to maintain certain financial strength or claims-paying ratings. A downgrade below these levels could result in termination of derivative contracts, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contracts. In certain transactions, we and the counterparty have entered into a credit support annex requiring either party to post collateral when net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. We did not have any exposure as of December 31, 2020 or 2019.

The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:

	As of December 31, 2020		As of December 31, 2019
	Collateral	Collateral	Collateral	Collateral
	Posted by	Posted by	Posted by	Posted by
S&P	Counter-	LNL	Counter-	LNL
Credit	Party	(Held by	Party	(Held by
Rating of	(Held by	Counter-	(Held by	Counter-
Counterparty	LNL)	Party)	LNL)	Party)

AA-	$1,232	$(7)	$441	$(22)
A+	1,112	(175)	549	(168)
A	53	-	36	-
A-	572	-	355	-
	$2,969	$(182)	$1,381	$(190)

Balance Sheet Offsetting

Information related to the effects of offsetting (in millions) was as follows:

	As of December 31, 2020
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$4,978	$1,082	$6,060
Gross amounts offset	(1,869)	-	(1,869)
Net amount of assets	3,109	1,082	4,191
Gross amounts not offset:
Cash collateral	(2,969)	-	(2,969)
Non-cash collateral	(56)	-	(56)
Net amount	$84	$1,082	$1,166

Financial Liabilities
Gross amount of recognized liabilities	$902	$4,665	$5,567
Gross amounts offset	(330)	-	(330)
Net amount of liabilities	572	4,665	5,237
Gross amounts not offset:
Cash collateral	(182)	-	(182)
Non-cash collateral	-	-	-
Net amount	$390	$4,665	$5,055

	As of December 31, 2019
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$2,619	$1,437	$4,056
Gross amounts offset	(708)	-	(708)
Net amount of assets	1,911	1,437	3,348
Gross amounts not offset:
Cash collateral	(1,381)	-	(1,381)
Non-cash collateral	(242)	-	(242)
Net amount	$288	$1,437	$1,725

Financial Liabilities
Gross amount of recognized liabilities	$771	$3,470	$4,241
Gross amounts offset	(15)	-	(15)
Net amount of liabilities	756	3,470	4,226
Gross amounts not offset:
Cash collateral	(190)	-	(190)
Non-cash collateral	-	-	-
Net amount	$566	$3,470	$4,036

7. Federal Income Taxes

The federal income tax expense (benefit) on continuing operations (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Current	$(59)	$175	$179
Deferred	3	(212)	78
Federal income tax expense (benefit)	$(56)	$(37)	$257

A reconciliation of the effective tax rate differences (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Income (loss) before taxes	$535	$577	$1,830
Federal statutory rate	21%	21%	21%
Federal income tax expense (benefit) at federal statutory rate	112	121	384
Effect of:
Tax-preferred investment income (1)	(98)	(99)	(87)
Tax credits	(39)	(40)	(39)
Excess tax benefits from stock-based compensation	2	(6)	(3)
Tax impact associated with the Tax Cuts and Jobs Act (2)	(37)	(16)	3
Other items	4	3	(1)
Federal income tax expense (benefit)	$(56)	$(37)	$257
Effective tax rate	-10%	-6%	14%

(1)Relates primarily to separate account dividends eligible for the dividends-received deduction.

(2)In 2018, we recognized a $3 million tax expense from the impact of the reduced federal statutory rate under the Tax Cuts and Jobs Act (the “Tax Act”) on our adoption of an Internal Revenue Service pronouncement related to variable annuity contracts. In 2019, we recognized a $16 million tax benefit from the impact of the reduced corporate tax rate under the Tax Act on our election to revalue policyholder tax reserves. In 2020, we recognized a $37 million tax benefit attributable to the carry back of a 2020 net operating loss under the provisions of the Coronavirus Aid, Relief, and Economic Security Act, which provides for a five-year carryback period.

The federal income tax asset (liability) (in millions) was as follows:

	As of December 31,
	2020	2019
Current	$381	$255
Deferred	(3,422)	(2,605)
Total federal income tax asset (liability)	$(3,041)	$(2,350)

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

	As of December 31,
	2020	2019
Deferred Tax Assets
Future contract benefits and other contract holder funds	$2,262	$527
Reinsurance related embedded derivative asset	113	79
Compensation and benefit plans	163	135
Intangibles	27	26
Net operating losses	218	216
Other	5	14
Total deferred tax assets	$2,788	$997
Deferred Tax Liabilities
DAC	$418	$854
VOBA	165	191
Net unrealized gain on fixed maturity AFS securities	3,836	2,216
Net unrealized gain on trading securities	88	70
Investment activity	1,299	154
Other	404	117
Total deferred tax liabilities	$6,210	$3,602
Net deferred tax asset (liability)	$(3,422)	$(2,605)

As of December 31, 2020, we have $1.0 billion of net operating losses to carry forward to future years. The net operating losses arose in tax year 2018, and under the Tax Act changes, have an unlimited carryforward period. As a result, management believes that it is more likely than not that the deferred tax asset associated with the loss carryforwards will be realized. Inclusive of the tax attribute for the net operating losses, although realization is not assured, management believes that it is more likely than not that we will realize the benefits of all of our deferred tax assets, and, accordingly, no valuation allowance has been recorded.

We are subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2017. In the first quarter of 2021, the Internal Revenue Service commenced an examination of our refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2021. We are currently under examination by several state and local taxing jurisdictions; however, we do not expect these examinations will materially impact us.

A reconciliation of the unrecognized tax benefits (in millions) was as follows:

	For the Years Ended
	December 31,
	2020	2019
Balance as of beginning-of-year	$41	$12
Increases for prior year tax positions	2	29
Balance as of end-of-year	$43	$41

As of December 31, 2020 and 2019, $43 million and $41 million, respectively, of our unrecognized tax benefits presented above, if recognized, would have affected our federal income tax expense (benefit) and our effective tax rate. We anticipate that it is reasonably possible that unrecognized tax benefits will decrease by $9 million by the end of 2021.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the years ended December 31, 2020, 2019 and 2018, we recognized no interest and penalty expense (benefit), and there was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2020 and 2019.

8. DAC, VOBA, DSI and DFEL

Changes in DAC (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$7,418	$9,509	$7,909
Cumulative effect from adoption of new accounting
standard	5	-	-
Business acquired (sold) through reinsurance	(26)	-	(246)
Business recaptured through reinsurance	-	59	-
Deferrals	1,427	1,900	1,596
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(811)	(922)	(913)
Unlocking	(211)	(471)	(115)
Adjustment related to realized (gains) losses	(35)	(43)	(42)
Adjustment related to unrealized (gains) losses	(2,177)	(2,614)	1,320
Balance as of end-of-year	$5,590	$7,418	$9,509

Changes in VOBA (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$327	$799	$499
Business acquired (sold) through reinsurance	-	-	(11)
Business acquired	-	-	30
Deferrals	3	6	7
Amortization:
Amortization, excluding unlocking	(107)	(115)	(127)
Unlocking	(201)	143	(60)
Accretion of interest (1)	44	45	48
Adjustment related to realized (gains) losses	-	(1)	(2)
Adjustment related to unrealized (gains) losses	168	(550)	415
Balance as of end-of-year	$234	$327	$799

(1)The interest accrual rates utilized to calculate the accretion of interest ranged from 4.2% to 6.9%.

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2020, was as follows:

2021	$67
2022	65
2023	64
2024	59
2025	52

Changes in DSI (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$281	$298	$287
Business acquired (sold) through reinsurance	-	-	(21)
Deferrals	7	26	48
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(20)	(28)	(28)
Unlocking	(1)	(3)	-
Adjustment related to realized (gains) losses	(2)	(2)	(1)
Adjustment related to unrealized (gains) losses	(6)	(10)	13
Balance as of end-of-year	$259	$281	$298

Changes in DFEL (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$646	$2,763	$1,429
Cumulative effect from adoption of new accounting
standard	4	-	-
Business recaptured through reinsurance	-	5	-
Deferrals	1,002	1,092	874
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(529)	(533)	(474)
Unlocking	(275)	(426)	(52)
Adjustment related to realized (gains) losses	16	(11)	(19)
Adjustment related to unrealized (gains) losses	(468)	(2,244)	1,005
Balance as of end-of-year	$396	$646	$2,763

9. Reinsurance

The following summarizes reinsurance amounts (in millions) recorded on our Consolidated Statements of Comprehensive Income (Loss), excluding amounts attributable to the indemnity reinsurance agreements with Protective and Swiss Re Life & Health America, Inc. (“Swiss Re”):

	For the Years Ended December 31,
	2020	2019	2018
Direct insurance premiums and fee income	$13,159	$13,347	$11,882
Reinsurance assumed	101	97	96
Reinsurance ceded	(2,018)	(1,920)	(1,883)
Total insurance premiums and fee income	$11,242	$11,524	$10,095

Direct insurance benefits	$10,497	$9,482	$8,513
Reinsurance recoveries netted against benefits	(2,447)	(1,897)	(2,369)
Total benefits	$8,050	$7,585	$6,144

We and our insurance subsidiaries cede insurance to other companies. The portion of our life insurance and annuity risks exceeding our retention limit is reinsured with other insurers. We seek reinsurance coverage to limit our exposure to mortality losses and to enhance our capital management. Reinsurance does not discharge us from our primary obligation to contract holders for losses incurred under the policies we issue. We evaluate each reinsurance agreement to determine whether the agreement provides indemnification against loss or liability. As discussed in Note 25, a portion of this reinsurance activity is with affiliated companies.

As of December 31, 2020, the policy for our reinsurance program was to retain up to $20 million on a single insured life. As the amount we retain varies by policy, we reinsured 17% of the mortality risk on newly issued life insurance contracts in 2020.

We focus on obtaining reinsurance from a diverse group of reinsurers, and we monitor concentration as well as financial strength ratings of our reinsurers. Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers and LNBAR. The amounts recoverable from reinsurers were $18.8 billion and $19.2 billion as of December 31, 2020 and 2019, respectively.

Protective represents our largest reinsurance exposure following the sale of the Liberty Life Business as discussed in Note 3, which resulted in amounts recoverable from Protective of $11.3 billion and $11.8 billion as of December 31, 2020 and 2019, respectively. Protective has funded trusts, of which the balance in the trusts changes as a result of ongoing reinsurance activity, to support the business ceded, which totaled $15.2 billion and $14.7 billion as of December 31, 2020 and 2019, respectively.

Our reinsurance operations were acquired by Swiss Re in December 2001 through a series of indemnity reinsurance transactions. As such, Swiss Re reinsured certain liabilities and obligations under the indemnity reinsurance agreements. As we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured policies remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $1.2 billion and $1.3 billion as of December 31, 2020 and 2019, respectively. Swiss Re has funded a trust, with a balance of $1.2 billion as of December 31, 2020, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivatives as of December 31, 2020, included $151 million and $35 million, respectively, related to the business sold to Swiss Re. In addition, the amounts recoverable from LNBAR were $2.7 billion and $2.4 billion as of December 31, 2020 and 2019, respectively. LNBAR has funded trusts to support the business ceded of which the balance in the trusts changes as a result of ongoing reinsurance activity and totaled $3.2 billion as of December 31, 2020.

Adoption of ASU 2016-13

In 2020, we adopted ASU 2016-13, which resulted in a new recognition and measurement of credit losses on most financial assets. We established a credit loss allowance of $190 million as of January 1, 2020, for reinsurance-related assets for the risk of credit losses inherent in reinsurance transactions. During 2020, there have not been any changes to the credit loss allowance that would be material to our financial statements. See Note 2 for additional information. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our reinsurance-related assets.

Modco Agreements

Some portions of our annuity business have been reinsured on a Modco basis with other companies. In a Modco agreement, we as the ceding company retain the reserves, as well as the assets backing those reserves, and the reinsurer shares proportionally in all financial terms of the reinsured policies based on their respective percentage of the risk. Effective October 1, 2018, we entered into one such Modco agreement with Athene to reinsure fixed and fixed indexed annuity products, which resulted in a deposit asset of $5.8 billion and $6.6 billion as of December 31, 2020 and 2019, respectively, within other assets on our Consolidated Balance Sheets. We held assets in support of reserves associated with the transaction in a Modco investment portfolio, which consisted of the following (in millions):

	As of	As of
	December 31,	December 31,
	2020	2019
Fixed maturity AFS securities	$1,531	$2,308
Trading securities	3,357	3,534
Equity securities	17	14
Mortgage loans on real estate	832	698
Derivative investments	103	130
Other investments	167	94
Cash and invested cash	92	62
Accrued investment income	42	57
Other assets	3	-
Total	$6,144	$6,897

In addition, the portfolio was supported by $185 million of over-collateralization and a $170 million letter of credit as of December 31, 2020. As described in Note 1, we recorded a deferred gain on business sold through reinsurance related to the transaction with Athene and amortized $29 million, $30 million and $8 million of the gain during 2020, 2019 and 2018, respectively.

See “Realized Gain (Loss)” in Note 16 for information on reinsurance related embedded derivatives.

10. Goodwill and Specifically Identifiable Intangible Assets

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

	For the Year Ended December 31, 2020
	Gross	Accumulated
	Goodwill	Impairment			Net
	as of	as of	Acquisition		Goodwill
	Beginning-	Beginning-	Accounting		as of End-
	of-Year	of-Year	Adjustments	Impairment	of-Year
Annuities	$1,040	$(600)	$-	$-	$440
Retirement Plan Services	20	-	-	-	20
Life Insurance	2,186	(1,552)	-	-	634
Group Protection	684	-	-	-	684
Total goodwill	$3,930	$(2,152)	$-	$-	$1,778

	For the Year Ended December 31, 2019
	Gross	Accumulated
	Goodwill	Impairment			Net
	as of	as of	Acquisition		Goodwill
	Beginning-	Beginning-	Accounting		as of End-
	of-Year	of-Year	Adjustments	Impairment	of-Year
Annuities	$1,040	$(600)	$-	$-	$440
Retirement Plan Services	20	-	-	-	20
Life Insurance	2,186	(1,552)	-	-	634
Group Protection	688	-	(4)	-	684
Total goodwill	$3,934	$(2,152)	$(4)	$-	$1,778

The fair values of our reporting units (Level 3 fair value estimates) are comprised of the value of in-force (i.e., existing) business and the value of new business. Specifically, new business is representative of cash flows and profitability associated with policies or contracts we expect to issue in the future, reflecting our forecasts of future sales volume and product mix over a 10-year period. To determine the values of in-force and new business, we use a discounted cash flows technique that applies a discount rate reflecting the market expected, weighted-average rate of return adjusted for the risk factors associated with operations to the projected future cash flows for each reporting unit.

As of October 1, 2020 and 2019, we performed our annual quantitative goodwill impairment test for our reporting units, and, as of each such date, the fair value was in excess of each reporting unit’s carrying value for Annuities, Retirement Plan Services, Life Insurance and Group Protection.

The gross carrying amounts and accumulated amortization (in millions) for each major specifically identifiable intangible asset class by reportable segment were as follows:

	As of December 31, 2020		As of December 31, 2019
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Retirement Plan Services:
Mutual fund contract rights (1)	$5	$-	$5	$-
Life Insurance:
Sales force	100	59	100	55
Group Protection:
VOCRA	576	55	576	25
VODA	31	5	31	2
Insurance licenses (1)	3	-	3	-
Total	$715	$119	$715	$82

(1)No amortization recorded as the intangible asset has indefinite life.

Future estimated amortization of specifically identifiable intangible assets (in millions) as of December 31, 2020, was as follows:

2021	$37
2022	37
2023	37
2024	37
2025	37
Thereafter	403

11. Guaranteed Benefit Features

Information on the GDB features outstanding (dollars in millions) was as follows:

	As of December 31,
	2020 (1)	2019 (1)
Return of Net Deposits
Total account value	$109,856	$101,601
Net amount at risk (2)	72	71
Average attained age of contract holders	66 years	65 years

Minimum Return
Total account value	$100	$92
Net amount at risk (2)	12	13
Average attained age of contract holders	78 years	77 years
Guaranteed minimum return	5%	5%

Anniversary Contract Value
Total account value	$27,650	$25,763
Net amount at risk (2)	390	384
Average attained age of contract holders	72 years	71 years

(1)Our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

(2)Represents the amount of death benefit in excess of the account balance that is subject to market fluctuations.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDBs (in millions), which were recorded in future contract benefits on our Consolidated Balance Sheets:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$117	$161	$100
Changes in reserves	30	(24)	77
Benefits paid	(26)	(20)	(16)
Balance as of end-of-year	$121	$117	$161

Variable Annuity Contracts

Account balances of variable annuity contracts, including those with guarantees, (in millions) were invested in separate account investment options as follows:

	As of December 31,
	2020	2019
Asset Type
Domestic equity	$70,362	$64,093
International equity	20,855	19,852
Fixed income	43,521	41,405
Total	$134,738	$125,350

Percent of total variable annuity separate account values	98%	98%

Secondary Guarantee Products

Future contract benefits and other contract holder funds include reserves for our secondary guarantee products sold through our Life Insurance segment. Reserves on UL and VUL products with secondary guarantees represented 37% and 35% of total life insurance in-force reserves as of December 31, 2020 and 2019, respectively. UL and VUL products with secondary guarantees represented 31%, 27% and 36% of total life insurance sales for the years ended December 31, 2020, 2019 and 2018, respectively.

12. Liability for Unpaid Claims

The liability for unpaid claims consists primarily of long-term disability claims and is reported in future contract benefits on our Consolidated Balance Sheets. Changes in the liability for unpaid claims (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$5,552	$5,335	$2,222
Reinsurance recoverable	152	143	57
Net balance as of beginning-of-year	5,400	5,192	2,165
Business acquired (1)	-	-	2,842
Incurred related to:
Current year	3,517	3,193	2,531
Prior years:
Interest	148	151	120
All other incurred (2)	(209)	(308)	(208)
Total incurred	3,456	3,036	2,443
Paid related to:
Current year	(1,707)	(1,518)	(1,197)
Prior years	(1,366)	(1,310)	(1,061)
Total paid	(3,073)	(2,828)	(2,258)
Net balance as of end-of-year	5,783	5,400	5,192
Reinsurance recoverable	151	152	143
Balance as of end-of-year	$5,934	$5,552	$5,335

(1)Represents acquired group life and disability reserves, net, as of May 1, 2018. See Note 3 for additional information.

(2)All other incurred is primarily impacted by the level of claim resolutions in the period compared to that which is expected by the reserve assumption. A negative number implies a favorable result where claim resolutions were more favorable than assumed. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the long-term life of the block of claims. It will vary from actual experience in any one period, both favorably and unfavorably.

The interest rate assumption used for discounting long-term claim reserves is an important part of the reserving process due to the long benefit period for these claims. Interest accrued on prior years’ reserves has been calculated on the opening reserve balance less one-half of the prior years’ incurred claim payments at our average reserve discount rate.

Long-term disability benefits may extend for many years, and claim development schedules do not reflect these longer benefit periods. As a result, we use longer term retrospective runoff studies, experience studies and prospective studies to develop our liability estimates. Long-term disability reserves are discounted using rates ranging from 2.75% to 5%. The discount rates vary by year of claim incurral.

13. Short-Term and Long-Term Debt

Details underlying short-term and long-term debt (in millions) were as follows:

	As of December 31,
	2020	2019
Short-Term Debt
Short-term debt (1)	$497	$609

Long-Term Debt, Excluding Current Portion
9.76% surplus note, due 2024	$50	$50
6.56% surplus note, due 2028	500	500
LIBOR + 111 bps surplus note, due 2028	71	71
LIBOR + 226 bps surplus note, due 2028	611	613
6.03% surplus note, due 2028	750	750
LIBOR + 200 bps surplus note, due 2035	30	30
LIBOR + 155 bps surplus note, due 2037	25	25
4.20% surplus note, due 2037	50	50
LIBOR + 100 bps surplus note, due 2037	254	284
4.225% surplus note, due 2037	28	28
4.00% surplus note, due 2037	30	-
4.50% surplus note, due 2038	13	13
Total long-term debt	$2,412	$2,414

(1)The short-term debt represents short-term notes payable to LNC.

Future principal payments due on long-term debt (in millions) as of December 31, 2020, were as follows:

2021	$-
2022	-
2023	-
2024	50
2025	-
Thereafter	2,362
Total	$2,412

We issued a surplus note of $50 million to LNC in 1994. The note calls for us to pay the principal amount of the note on or before September 30, 2024, and interest to be paid semiannually at an annual rate of 9.76%. Subject to approval by the Commissioner, we have the right to repay the note on any March 31 or September 30.

We issued a surplus note of $500 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before March 31, 2028, and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Commissioner, LNC has the right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital as of the date of note issuance of $2.3 billion, and subject to approval by the Commissioner.

On October 1, 2013, we issued a surplus note of $71 million to LNC. The note calls for us to pay the principal amount of the note on or before September 24, 2028, and interest to be paid quarterly at an annual rate of LIBOR + 111 bps. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On December 17, 2013, we issued a variable surplus note to a wholly-owned subsidiary of LNC with an initial outstanding principal amount of $287 million. The outstanding principal amount as of December 31, 2020, was $611 million. The note calls for us to pay the principal amount of the note on or before October 1, 2028, and interest to be paid quarterly at an annual rate of LIBOR + 226 bps.

We issued a surplus note of $750 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before December 31, 2028, and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Commissioner, LNC has the right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital surplus as of the date of note issuance of $2.4 billion, and subject to approval by the Commissioner.

On October 1, 2015, we issued a surplus note of $30 million to LNC. The note calls for us to pay the principal amount of the note on or before September 28, 2035, and interest to be paid quarterly at an annual rate of LIBOR + 200 bps. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On July 1, 2017, we issued a surplus note of $25 million to LNC. The note calls for us to pay the principal amount of the note on or before June 30, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 155 bps. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On October 1, 2017, we issued a surplus note of $50 million to LNC. The note calls for us to pay the principal amount of the note on or before July 1, 2037, and interest to be paid quarterly at an annual rate of 4.20%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On October 9, 2007, we issued a surplus note of $375 million that LNC has held effective December 31, 2008. The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 100 bps. On June 15, 2017, the surplus note was amended to include repayment terms stating subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest. The outstanding principal amount as of December 31, 2020, was $254 million due to executing our right to repay the surplus note in part to LNC.

On July 1, 2018, we issued a surplus note of $13 million to LNC. The note calls for us to pay the principal amount of the note on or before June 30, 2038, and interest to be paid quarterly at an annual rate of 4.50%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On July 1, 2019, we issued a surplus note of $28 million to LNC. The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of 4.225%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On March 31, 2020, we issued a surplus note of $30 million to LNC. The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of 4.00%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

Credit Facilities

Credit facilities, which allow for borrowing or issuances of letters of credit (“LOCs”), (in millions) were as follows:

		As of December 31, 2020
	Expiration	Maximum	LOCs
	Date	Available	Issued
Credit Facilities
Five-year revolving credit facility	July 31, 2024	$2,250	$213
LOC facility (1)	August 26, 2031	990	943
LOC facility (1)	October 1, 2031	954	954
Total		$4,194	$2,110

(1)Our wholly-owned subsidiaries entered into irrevocable LOC facility agreements with third-party lenders supporting inter-company reinsurance agreements.

On July 31, 2019, LNC refinanced its existing credit facility with a syndicate of banks. This facility (the “credit facility”) allows for the issuance of LOCs and borrowing of up to $2.25 billion. The credit facility is unsecured and has a commitment termination date of July 31, 2024. The LOCs under the credit facility are used primarily to satisfy reserve credit requirements of (i) LNL and LNC’s other domestic insurance companies for which reserve credit is provided by our captive reinsurance subsidiaries and LNBAR and (ii) certain ceding companies of our legacy reinsurance business.

The credit agreement governing the credit facility contains or includes:

●Customary terms and conditions, including covenants restricting the ability of LNC and its subsidiaries to incur liens and the ability of LNC to merge or consolidate with another entity where it is not the surviving entity and dispose of all or substantially all of its assets;

●Financial covenants including maintenance by LNC of a minimum consolidated net worth (as defined in the credit agreement) equal to the sum of $10.6 billion plus 50% of the aggregate net proceeds of equity issuances received by LNC or any of its subsidiaries as set forth in the credit agreement; and a debt-to-capital ratio as defined in accordance with the credit facility not to exceed 0.35 to 1.00;

●A cap on LNC’s secured non-operating indebtedness and non-operating indebtedness of LNC’s subsidiaries equal to 7.5% of total capitalization, as defined in accordance with the credit agreement; and

●Customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default.

Upon an event of default, the credit agreement provides that, among other things, the commitments may be terminated and the loans then outstanding may be declared due and payable. As of December 31, 2020, LNC was in compliance with all such covenants.

Our LOC facility agreements each contain customary terms and conditions, including early termination fees, covenants restricting the ability of the subsidiaries to incur liens, merge or consolidate with another entity and dispose of all or substantially all of their assets. Upon an event of early termination, the agreements require the immediate payment of all or a portion of the present value of the future LOC fees that would have otherwise been paid. Further, the agreements contain customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default. The events of default include payment defaults, covenant defaults, material inaccuracies in representations and warranties, bankruptcy and liquidation proceedings and other customary defaults. Upon an event of default, the agreements provide that, among other things, obligations to issue, amend or increase the amount of any LOC shall be terminated and any obligations shall become immediately due and payable. As of December 31, 2020, we were in compliance with all such covenants.

14. Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, laws governing the activities of broker-dealers, registered investment advisers and unclaimed property laws.

LNL and its affiliates are involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with the actual experiences of LNL in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2020. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LNL’s financial condition.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Accordingly, the estimate contained in this paragraph reflects two types of matters. For some matters included within this estimate, an accrual has been made, but there is a reasonable possibility that an exposure exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, while potentially estimable, is believed to be reasonably possible but not probable. In these cases, the estimate reflects the reasonably possible loss or range of loss. As of December 31, 2020, we estimate the aggregate range of reasonably possible losses, including amounts in excess of amounts accrued for these matters as of such date, to be up to approximately $90 million. Any estimate is not an indication of expected loss, if any, or of the Company’s maximum possible loss exposure on such matters.

For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Certain reinsurers have sought rate increases on certain yearly renewable term agreements. We are disputing the requested rate increases under these agreements. We will initiate arbitration proceedings, as necessary, under these agreements in order to protect our contractual rights. Additionally, reinsurers have initiated, and may in the future initiate, arbitration proceedings against us. We believe it is unlikely the outcome of these disputes will have a material adverse effect on our financial condition. For more information about reinsurance, see Note 9.

Cost of Insurance Litigation

Glover v. Connecticut General Life Insurance Company and The Lincoln National Life Insurance Company, filed in the U.S. District Court for the District of Connecticut, No. 3:16-cv-00827, is a putative class action that was served on LNL on June 8, 2016. Plaintiff is the owner of a universal life insurance policy who alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who owned policies containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders. On January 11, 2019, the court dismissed Plaintiff’s complaint in its entirety. In response, Plaintiff filed a motion for leave to amend the complaint, which we have opposed.

Hanks v. Lincoln Life & Annuity Company of New York (“LLANY”) and Voya Retirement Insurance and Annuity Company (“Voya”), filed in the U.S. District Court for the Southern District of New York, No. 1:16-cv-6399, is a putative class action that was served on LLANY on August 12, 2016. Plaintiff owns a universal life policy originally issued by Aetna (now Voya) and alleges that (i) Voya breached the terms of the policy when it increased non-guaranteed cost of insurance rates on Plaintiff’s policy; and (ii) LLANY, as reinsurer and administrator of Plaintiff’s policy, engaged in wrongful conduct related to the cost of insurance increase and was unjustly enriched as a result. Plaintiff seeks to represent all owners of Aetna life insurance policies that were subject to non-guaranteed cost of insurance rate increases in 2016 and seeks damages on their behalf. On March 13, 2019, the court issued an order granting plaintiff’s motion for class certification for the breach of contract claim and denying such motion with respect to the unjust enrichment claim against LLANY, and, on September 12, 2019, the court issued an order approving the parties’ joint stipulation of dismissal with respect to the unjust enrichment claim and dismissed LLANY as a defendant in the case. In light of LLANY’s role as reinsurer and administrator under the 1998 coinsurance agreement with Aetna (now Voya), and of the parties’ rights and obligations thereunder, LLANY continues to be actively engaged in the defense of this case. On September 30, 2020, the court denied plaintiff’s motion for summary judgment and granted in part Voya’s motion for summary judgment. The court has not yet set a trial date, and we continue to vigorously defend this action.

EFG Bank AG, Cayman Branch, et al. v. The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:17-cv-02592, is a civil action filed on February 1, 2017. Plaintiffs own Legend Series universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates beginning in 2016. We are vigorously defending this matter.

In re: Lincoln National COI Litigation, pending in the U.S. District Court for the Eastern District of Pennsylvania, Master File No. 2:16-cv-06605-GJP, is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order dated March 20, 2017. In addition to consolidating a number of existing matters, the order also covers any future cases filed in the same district related to the same subject matter. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2016. Plaintiffs seek to represent classes of policyowners and seek damages on their behalf. We are vigorously defending this matter.

In re: Lincoln National 2017 COI Rate Litigation, Master File No. 2:17-cv-04150 is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order of the court in March 2018. Plaintiffs own universal life insurance policies originally issued by former Jefferson-Pilot (now LNL). Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2017. Plaintiffs seek to represent classes of policyholders and seek damages on their behalf. We are vigorously defending this matter.

TVPX ARS INC., as Securities Intermediary for Consolidated Wealth Management, LTD. v. The Lincoln National Life Insurance Company, filed in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-02989, is a putative class action that was filed on July 17, 2018.

Plaintiff alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who own policies issued by LNL or its predecessors containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders. We are vigorously defending this matter.

LSH Co. and Wells Fargo Bank, National Association, as securities intermediary for LSH Co. v. Lincoln National Corporation and The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-05529, is a civil action filed on December 21, 2018. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates in 2016 and 2017. We are vigorously defending this matter.

Vida Longevity Fund, LP v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:19-cv-06004, is a putative class action that was filed on June 27, 2019. Plaintiff alleges that LLANY charged more for non-guaranteed cost of insurance than was permitted by the policies. Plaintiff seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and which contain non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policies. Plaintiff also seeks to represent a sub-class of such policyholders who own or owned “life insurance policies issued in the State of New York.” Plaintiff seeks damages on behalf of the policyholder class and sub-class. We are vigorously defending this matter.

Other Litigation

Andrew Nitkewicz v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:20-cv-06805, is a putative class action that was filed on August 24, 2020. Plaintiff Andrew Nitkewicz, as trustee of the Joan C. Lupe Trust, seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and for which planned annual, semi-annual, or quarterly premiums were paid for any period beyond the end of the policy month of the insured’s death. Plaintiff alleges LLANY failed to refund unearned premium in violation of New York Insurance Law Section 3203(a)(2) in connection with the payment of death benefit claims for certain insurance policies. Plaintiff seeks compensatory damages and pre-judgment interest on behalf of the various classes and sub-class. We are vigorously defending this matter.

Commitments

Leases

As of December 31, 2020 and 2019, we recognized operating lease ROU assets of $162 million and $202 million, respectively, and associated lease liabilities of $170 million and $208 million, respectively. The weighted-average discount rate and remaining lease term were 3.1% and six years, respectively, as of December 31, 2020, and 3.2% and six years, respectively, as of December 31, 2019. Operating lease expense for the years ended December 31, 2020, 2019 and 2018, was $42 million, $46 million and $43 million, respectively, and reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

As of December 31, 2020 and 2019, the net book value of assets recorded as finance leases was $75 million and $128 million, respectively, and the associated accumulated amortization was $398 million and $345 million, respectively. These assets will continue to be amortized on a straight-line basis over the assets’ remaining lives. The weighted-average discount rate and remaining lease term were 2.2% and two years, respectively, as of December 31, 2020 and 2019.

Finance lease expense (in millions) was as follows:

	For the Years Ended
	December 31,
	2020	2019
Amortization of ROU assets (1)	$53	$67
Interest on lease liabilities (2)	6	13
Total	$59	$80

(1)Amortization of ROU assets is reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

(2)Interest on lease liabilities is reported in interest and debt expense on our Consolidated Statements of Comprehensive Income (Loss).

The table below presents cash flow information (in millions) related to leases:

	For the Years Ended
	December 31,
	2020	2019
Supplemental Cash Flow Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$43	$47
Financing cash flows from finance leases	53	96

Supplemental Non-cash Information
ROU assets obtained in exchange for new lease obligations:
Operating leases	$10	$78

Our future minimum lease payments (in millions) under non-cancellable leases as of December 31, 2020, were as follows:

	Operating	Finance
	Leases	Leases
2021	$42	$62
2022	37	72
2023	33	79
2024	27	17
2025	22	7
Thereafter	47	4
Total future minimum lease payments	208	241
Less: Amount representing interest	38	7
Present value of minimum lease payments	$170	$234

As of December 31, 2020, we had no leases that had not yet commenced.

Vulnerability from Concentrations

As of December 31, 2020, we did not have a concentration of: business transactions with a particular customer or lender; sources of supply of labor or services used in the business; or a market or geographic area in which business is conducted that makes us vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial condition. For information on our investment and reinsurance concentrations, see Notes 5 and 9, respectively.

Other Contingency Matters

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments and the related reductions in future state premium taxes, which net to assessments (recoveries) of $(9) million and $(13) million as of December 31, 2020 and 2019, respectively.

15. Shares and Stockholder’s Equity

All authorized and issued shares of LNL are owned by LNC.

AOCI

The following summarizes the components and changes in AOCI (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Unrealized Gain (Loss) on AFS Securities
Balance as of beginning-of-year	$5,637	$536	$3,283
Cumulative effect from adoption of new accounting standards	40	-	634
Unrealized holding gains (losses) arising during the year	7,585	8,856	(5,995)
Change in foreign currency exchange rate adjustment	180	46	(107)
Change in DAC, VOBA, DSI, future contract benefits and other contract holder funds	(3,559)	(2,460)	1,748
Income tax benefit (expense)	(901)	(1,370)	923
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	(52)	(26)	(44)
Associated amortization of DAC, VOBA, DSI and DFEL	38	(11)	(19)
Income tax benefit (expense)	3	8	13
Balance as of end-of-year	$8,993	$5,637	$536
Unrealized OTTI on AFS Securities
Balance as of beginning-of-year	$40	$29	$39
(Increases) attributable to:
Cumulative effect from adoption of new accounting standards	(40)	-	9
Gross OTTI recognized in OCI during the year	-	(14)	-
Change in DAC, VOBA, DSI and DFEL	-	1	-
Income tax benefit (expense)	-	3	-
Decreases attributable to:
Changes in fair value, sales, maturities or other settlements of AFS securities	-	30	(18)
Change in DAC, VOBA, DSI and DFEL	-	(2)	(5)
Income tax benefit (expense)	-	(7)	4
Balance as of end-of-year	$-	$40	$29
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$181	$119	$27
Cumulative effect from adoption of new accounting standard	-	-	6
Unrealized holding gains (losses) arising during the year	77	181	40
Change in foreign currency exchange rate adjustment	(174)	(52)	111
Change in DAC, VOBA, DSI and DFEL	(23)	(5)	(14)
Income tax benefit (expense)	26	(26)	(29)
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	64	47	31
Associated amortization of DAC, VOBA, DSI and DFEL	(7)	(2)	(3)
Income tax benefit (expense)	(12)	(9)	(6)
Balance as of end-of-year	$42	$181	$119
Funded Status of Employee Benefit Plans
Balance as of beginning-of-year	$(22)	$(25)	$(22)
Cumulative effect from adoption of new accounting standard	-	-	(5)
Adjustment arising during the year	10	4	3
Income tax benefit (expense)	(2)	(1)	(1)
Balance as of end-of-year	$(14)	$(22)	$(25)

The following summarizes the reclassifications out of AOCI (in millions) and the associated line item in the Consolidated Statements of Comprehensive Income (Loss):

	For the Years Ended December 31,
	2020	2019	2018
Unrealized Gain (Loss) on AFS Securities
Gross reclassification	$(52)	$(26)	$(44)	Realized gain (loss)
Associated amortization of DAC,
VOBA, DSI and DFEL	38	(11)	(19)	Realized gain (loss)
Reclassification before income				Income (loss) from continuing
tax benefit (expense)	(14)	(37)	(63)	operations before taxes
Income tax benefit (expense)	3	8	13	Federal income tax expense (benefit)
Reclassification, net of income tax	$(11)	$(29)	$(50)	Net income (loss)

Unrealized OTTI on AFS Securities
Gross reclassification	$-	$4	$7	Realized gain (loss)
Change in DAC, VOBA, DSI and DFEL	-	-	-	Realized gain (loss)
Reclassification before income				Income (loss) from continuing
tax benefit (expense)	-	4	7	operations before taxes
Income tax benefit (expense)	-	(1)	(1)	Federal income tax expense (benefit)
Reclassification, net of income tax	$-	$3	$6	Net income (loss)

Unrealized Gain (Loss) on Derivative Instruments
Gross reclassifications:
Interest rate contracts	$2	$3	$4	Net investment income
Foreign currency contracts	56	35	27	Net investment income
Foreign currency contracts	6	9	-	Realized gain (loss)
Total gross reclassifications	64	47	31
Associated amortization of DAC,
VOBA, DSI and DFEL	(7)	(2)	(3)	Commissions and other expenses
Reclassifications before income				Income (loss) from continuing
tax benefit (expense)	57	45	28	operations before taxes
Income tax benefit (expense)	(12)	(9)	(6)	Federal income tax expense (benefit)
Reclassifications, net of income tax	$45	$36	$22	Net income (loss)

16. Realized Gain (Loss)

Details underlying realized gain (loss) (in millions) reported on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Fixed maturity AFS securities:
Gross gains	$26	$44	$36
Gross losses	(78)	(70)	(80)
Credit loss benefit (expense) (1)	(25)	-	-
Gross OTTI	-	(15)	(7)
Realized gain (loss) on equity securities (2)	8	(4)	(17)
Credit loss benefit (expense) on mortgage loans on real estate	(117)	(2)	2
Other gain (loss) on investments	(7)	(9)	-
Associated amortization of DAC, VOBA, DSI and DFEL
and changes in other contract holder funds	31	(13)	(22)
Total realized gain (loss) related to certain financial assets	(162)	(69)	(88)
Realized gain (loss) on the mark-to-market on certain instruments (3)(4)	(142)	(426)	251
Indexed annuity and IUL contracts net derivatives results: (5)
Gross gain (loss)	38	(80)	(51)
Associated amortization of DAC, VOBA, DSI and DFEL	(26)	2	12
GLB fees ceded to LNBAR and attributed fees:
Gross gain (loss)	(205)	(223)	(184)
Associated amortization of DAC, VOBA, DSI and DFEL	(29)	(32)	(32)
Total realized gain (loss)	$(526)	$(828)	$(92)

(1)Includes changes in the allowance for credit losses as well as direct write-downs to amortized cost as a result of negative credit events.

(2)Includes market adjustments on equity securities still held of $8 million and $(4) million for the years ended December 31, 2020 and 2019, respectively.

(3)Represents changes in the fair values of certain derivative investments (not including those associated with our variable and indexed annuity and IUL contracts, net derivatives results), reinsurance related embedded derivatives and trading securities. See Notes 1 and 9 for information regarding Modco.

(4)Includes gains and losses from fair value changes on mortgage loans on real estate accounted for under the fair value option of $(24) million for the year ended December 31, 2020.

(5)Represents the net difference between the change in fair value of the index options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity and IUL contracts along with changes in the fair value of embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products.

17. Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Commissions	$2,193	$2,566	$2,271
General and administrative expenses	2,014	2,152	1,910
Expenses associated with reserve financing and LOCs	55	52	64
DAC and VOBA deferrals and interest, net of amortization	(144)	(586)	(436)
Broker-dealer expenses	378	372	358
Specifically identifiable intangible asset amortization	37	26	9
Taxes, licenses and fees	336	353	322
Acquisition and integration costs related to mergers and acquisitions	20	130	85
Total	$4,889	$5,065	$4,583

18. Retirement and Deferred Compensation Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

We maintain defined benefit pension plans in which certain agents are participants. These defined benefit pension plans are closed to new entrants and existing participants do not accrue any additional benefits. We comply with applicable minimum funding requirements. In accordance with such practice, we were not required to make contributions for the years ended December 31, 2020 and 2019. We do not expect to be required to make any contributions to these pension plans in 2021. We sponsor other postretirement benefit plans that provide health care and life insurance to certain retired agents. Total net periodic cost (recovery) for these plans was $4 million, $6 million and $6 million during 2020, 2019 and 2018, respectively. In 2021, we expect the plans to make benefit payments of approximately $11 million.

Information (in millions) with respect to these plans was as follows:

	As of or For the Years Ended December 31,
	2020	2019	2020	2019

			Other Postretirement
	Pension Plans		Benefit Plans
Fair value of plan assets	$115	$109	$8	$9
Projected benefit obligation	116	115	10	10
Funded status	$(1)	$(6)	$(2)	$(1)

Amounts Recognized on the
Consolidated Balance Sheets
Other assets	$-	$-	$-	$-
Other liabilities	(1)	(6)	(2)	(1)
Net amount recognized	$(1)	$(6)	$(2)	$(1)

Weighted-Average Assumptions
Benefit obligations:
Weighted-average discount rate	2.95%	3.50%	2.96%	3.50%
Net periodic benefit cost:
Weighted-average discount rate	3.50%	4.50%	3.50%	4.50%
Expected return on plan assets	4.25%	4.50%	6.50%	6.50%

The weighted average discount rate was determined based on a corporate yield curve as of December 31, 2020, and projected benefit obligation cash flows. The expected return on plan assets was determined based on historical and expected future returns of the various asset categories, using the plans’ target plan allocation. We reevaluate these assumptions each plan year.

The following summarizes our fair value measurements of our benefit plans’ assets (in millions) on a recurring basis by asset category:

	As of December 31,
	2020	2019

Fixed maturity securities:
Corporate bonds	$12	$-
U.S. government bonds	67	83
Cash and invested cash	36	26
Other investments	8	9
Total	$123	$118

See “Fair Value Measurement” in Note 1 for discussion on how we categorize our pension plans’ assets into the three-level fair value hierarchy. See “Financial Instruments Carried at Fair Value” in Note 21 for a summary of our fair value measurement of our pension plans’ assets by the three-level fair value hierarchy.

Participation in Defined Benefit Pension and Other Postretirement Benefit Plans

We participate in defined benefit pension plans that are sponsored by LNC for certain employees and non-employee directors. These defined benefit pension plans are closed to new entrants, and existing participants do not accrue any additional benefits. We also participate in other postretirement benefit plans sponsored by LNC that provide health care and life insurance to certain retired employees. Our expense (benefit) for these plans was $(9) million, $10 million and $(4) million for the years ended December 31, 2020, 2019 and 2018, respectively.

Defined Contribution Plans

We sponsor tax-qualified defined contribution plans for eligible agents that are administered in accordance with the plan documents and various limitations under section 401(a) of the Internal Revenue Code of 1986. We also participate in defined contribution plans sponsored by LNC for eligible employees. Our expense for these plans was $97 million, $101 million and $90 million, for the years ended December 31, 2020, 2019 and 2018, respectively.

Deferred Compensation Plans

We sponsor non-qualified, unfunded, deferred compensation plans for certain current and former agents. Certain current employees participate in non-qualified, unfunded, deferred compensation plans sponsored by LNC. The results of certain notional investment options within some of the plans are hedged by total return swaps. Our expenses increase or decrease in direct proportion to the change in market value of the participants’ investment options. Participants of certain plans are able to select LNC stock as a notional investment option; however, it is not hedged by the total return swaps and is a primary source of expense volatility related to these plans. Our expense for these plans was $35 million, $22 million and $12 million for the years ended December 31, 2020, 2019 and 2018, respectively. For further discussion of total return swaps related to our deferred compensation plans, see Note 6.

Information (in millions) with respect to these plans was as follows:

	As of December 31,
	2020	2019
Total liabilities (1)	$673	$579
Investments dedicated to fund liabilities (2)	229	202

(1)Reported in other liabilities on our Consolidated Balance Sheets.

(2)Reported in other assets on our Consolidated Balance Sheets.

19. Stock-Based Incentive Compensation Plans

Our employees and agents are included in LNC’s various stock-based incentive compensation plans that provide for the issuance of stock options, performance shares, and restricted stock units (“RSUs”), among other types of awards. LNC issues new shares to satisfy option exercises and vested performance shares and RSUs.

Total compensation expense (in millions) by award type for stock-based incentive compensation plans was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Stock options	$9	$8	$5
Performance shares	5	16	14
RSUs	34	35	30
Total	$48	$59	$49

Recognized tax benefit	$10	$12	$10

20. Statutory Information and Restrictions

We prepare financial statements in accordance with statutory accounting principles (“SAP”) prescribed or permitted by the insurance departments of our respective states of domicile, which may vary materially from GAAP.

Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (“NAIC”) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

We are subject to the applicable laws and regulations of our respective states of domicile. Changes in these laws and regulations could change capital levels or capital requirements for the Company.

Statutory capital and surplus, net gain (loss) from operations, after-tax, net income (loss) and dividends to the LNC holding company amounts (in millions) below consist of all or a combination of the following entities: LNL, LLANY, LLACB, Lincoln Reinsurance Company of South Carolina, Lincoln Reinsurance Company of Vermont I, Lincoln Reinsurance Company of Vermont III, Lincoln Reinsurance Company of Vermont IV, Lincoln Reinsurance Company of Vermont V, Lincoln Reinsurance Company of Vermont VI and Lincoln Reinsurance Company of Vermont VII.

	As of December 31,
	2020	2019
U.S. capital and surplus	$8,783	$8,425

	For the Years Ended December 31,
	2020	2019	2018
U.S. net gain (loss) from operations, after-tax	$(247)	$379	$686
U.S. net income (loss)	53	359	1,013
U.S. dividends to LNC holding company	660	600	910

Comparison of 2020 to 2019

Statutory net income (loss) decreased due primarily to increases in benefits and unfavorable reserve strain on certain products, partially offset by favorable equity markets.

Comparison of 2019 to 2018

Statutory net income (loss) decreased due primarily to lower dividends from affiliates, unfavorable reserve strain on certain products, and integration costs incurred as part of the acquisition of Liberty Life. See Note 3 for information regarding the acquisition.

State Prescribed and Permitted Practices

The states of domicile for LNL and LLANY, Indiana and New York, respectively, have adopted certain prescribed or permitted accounting practices that differ from those found in NAIC SAP.  These prescribed practices are the calculation of reserves on universal life policies based on the Indiana universal life method as prescribed by the state of Indiana for policies issued before January 1, 2006, the use of a more conservative valuation interest rate on certain annuities prescribed by the states of Indiana and New York and use of the continuous Commissioners’ Annuity Reserve Valuation Method in the calculation of reserves as prescribed by the state of New York.  The statutory permitted practice allows accounting for certain call option derivative assets at amortized cost and allows determining certain indexed annuity and indexed life statutory reserve calculations with the assumption that the market value of the related liability call option(s) associated with the current index term is zero. At the conclusion of the index term, credited interest is reflected in the reserve as realized, based on actual index performance.

The Vermont reinsurance subsidiaries also have certain accounting practices permitted by the state of Vermont that differ from those found in NAIC SAP. One permitted practice involves accounting for the lesser of the face amount of all amounts outstanding under an LOC and the value of the Valuation of Life Insurance Policies Model Regulation (“XXX”) additional statutory reserves as an admitted asset and a form of surplus as of December 31, 2020 and 2019. Another permitted practice involves the acquisition of an LLC note in exchange for a variable value surplus note that is recognized as an admitted asset and a form of surplus as of December 31, 2020 and 2019. Lastly, the state of Vermont has permitted a practice to account for certain excess of loss reinsurance agreements with unaffiliated reinsurers as an asset and form of surplus as of December 31, 2020 and 2019. These permitted practices are related to structures that continue to be allowed in accordance with the grandfathered structures under the provisions of Actuarial Guideline 48 (“AG48”) or are compliant under AG48 requirements.

The favorable (unfavorable) effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:

	As of December 31,
	2020	2019
State Prescribed Practices
Calculation of reserves using the Indiana universal life method	$14	$24
Conservative valuation rate on certain annuities	(44)	(49)
Calculation of reserves using continuous CARVM	(1)	-
State Permitted Practice
Derivative instruments and equity indexed reserves	(100)	-
Vermont Subsidiaries Permitted Practices (1)
Lesser of LOC and XXX additional reserve as surplus	1,897	1,947
LLC notes and variable value surplus notes	1,640	1,648
Excess of loss reinsurance agreements	452	419

(1)These permitted practices are related to structures that continue to be allowed in accordance with the grandfathered structures under the provisions of AG48 or are compliant under AG48 requirements.

The NAIC has adopted RBC requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. Under RBC requirements, regulatory compliance is determined by the ratio of a company’s total adjusted capital, as defined by the NAIC, to its company action level of RBC (known as the “RBC ratio”), also as defined by the NAIC. The company action level may be triggered if the RBC ratio is between 75% and 100%, which would require the insurer to submit a plan to the regulator detailing corrective action it proposes to undertake. As of December 31, 2020, the Company’s RBC ratio was in excess of four times the aforementioned company action level RBC.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, LNL may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the “Commissioner”), only from unassigned surplus and must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of 10% of the insurer’s contract holders’ surplus, as shown on its last annual statement on file with the Commissioner or the insurer’s statutory net gain from operations for the previous 12 months, but in no event to exceed statutory unassigned surplus. Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits. LNL’s subsidiaries, LLANY, a New York-domiciled insurance company, and LLACB, a New Hampshire-domiciled company, are bound by similar restrictions, under the laws of New York and New Hampshire, respectively. Under both New York and New Hampshire law, the applicable statutory limitation on dividends is equal to the lesser of 10% of surplus to contract holders as of the immediately preceding calendar year or net gain from operations for the immediately preceding calendar year, not including realized capital gains. We expect that we could pay dividends to LNC of approximately $850 million in 2021 without prior approval from the Commissioner of Insurance.

All payments of principal and interest on surplus notes must be approved by the respective Commissioner of Insurance.

21. Fair Value of Financial Instruments

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

	As of December 31, 2020		As of December 31, 2019
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets
Fixed maturity AFS securities	$121,111	$121,111	$103,773	$103,773
Trading securities	4,442	4,442	4,602	4,602
Equity securities	127	127	103	103
Mortgage loans on real estate	16,681	18,129	16,244	16,774
Derivative investments (1)	3,109	3,109	1,911	1,911
Other investments	3,015	3,015	2,554	2,554
Cash and invested cash	1,462	1,462	1,879	1,879
Other assets:
GLB direct embedded derivatives	450	450	450	450
GLB ceded embedded derivatives	82	82	60	60
Indexed annuity ceded embedded derivatives	550	550	927	927
Separate account assets	167,965	167,965	153,571	153,571

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(3,594)	(3,594)	(2,585)	(2,585)
Other contract holder funds:
Remaining guaranteed interest and similar contracts	(1,854)	(1,854)	(1,900)	(1,900)
Account values of certain investment contracts	(40,917)	(49,709)	(38,606)	(46,781)
Short-term debt	(497)	(497)	(609)	(609)
Long-term debt	(2,412)	(2,834)	(2,414)	(2,714)
Reinsurance related embedded derivatives	(540)	(540)	(375)	(375)
Other liabilities:
Derivative liabilities (1)	(353)	(353)	(238)	(238)
GLB ceded embedded derivatives	(531)	(531)	(510)	(510)
Benefit Plans’ Assets (2)	123	123	118	118

(1)We have master netting agreements with each of our derivative counterparties, which allow for the netting of our derivative asset and liability positions by counterparty.

(2)Included in the funded statuses of the benefit plans, which is reported in other liabilities on our Consolidated Balance Sheets. Refer to Note 18 for information regarding our benefit plans.

Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on our Consolidated Balance Sheets. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

Mortgage Loans on Real Estate

The fair value of mortgage loans on real estate, excluding mortgage loans accounted for using the fair value option, is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s market price or the fair value of the collateral if the loan is collateral dependent. The inputs used to measure the fair value of our mortgage loans on real estate are classified as Level 2 within the fair value hierarchy.

Other Investments

The carrying value of our assets classified as other investments approximates fair value. Other investments includes primarily LPs and other privately held investments that are accounted for using the equity method of accounting and the carrying value is based on our proportional share of the net assets of the LPs. Other investments also includes Federal Home Loan Bank (“FHLB”) stock carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. The inputs used to measure the fair value of our LPs, other privately held investments and FHLB stock are classified as Level 3 within the fair value hierarchy. The remaining assets in other investments include cash collateral receivables and securities that are not LPs or other privately held investments. The inputs used to measure the fair value of these assets are classified as Level 1 within the fair value hierarchy.

Separate Account Assets

Separate account assets are primarily carried at fair value.  A portion of our separate account assets includes LPs, which are accounted for using the equity method of accounting. The carrying value is based on our proportional share of the net assets of the LPs and approximates fair value. The inputs used to measure the fair value of the separate account asset LPs are classified as Level 3 within the fair value hierarchy.

Other Contract Holder Funds

Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts. The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. As of December 31, 2020 and 2019, the remaining guaranteed interest and similar contracts carrying value approximated fair value. The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date. The inputs used to measure the fair value of our other contract holder funds are classified as Level 3 within the fair value hierarchy.

Short-Term and Long-Term Debt

The fair value of short-term and long-term debt is based on quoted market prices. The inputs used to measure the fair value of our short-term and long-term debt are classified as Level 2 within the fair value hierarchy.

Fair Value Option

Mortgage loans on real estate, net of allowance for credit losses, as reported on our Consolidated Balance Sheets, includes commercial mortgage loans for which the fair value option was elected. The fair value option allows us to elect fair value as an alternative measurement for mortgage loans not otherwise reported at fair value. We have made these elections for certain mortgage loans associated with Modco agreements to help mitigate the inconsistency in earnings that would otherwise result from the use of embedded derivatives included with these loans. Changes in fair value are reflected in realized gain (loss) on our Consolidated Statement of Comprehensive Income (Loss) for commercial mortgage loans. Changes in fair value due to instrument-specific credit risk are estimated using changes in credit spreads and quality ratings for the period reported. Due to lack of observable inputs as a result of a change to a third-party pricing source, certain mortgage loans electing the fair value option were categorized as Level 3 as of December 31, 2020.

The fair value and aggregate contractual principal for mortgage loans where the fair value option was elected (in millions) was as follows:

As of
December 31,
2020
Commercial mortgage loans: (1)
Fair value	$832
Aggregate contractual principal	839
-

(1)As of December 31, 2020, no loans for which the fair value option has been elected were in non-accrual status and none were more than 90 days past due and still accruing interest.

Financial Instruments Carried at Fair Value

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2020 or 2019.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels:

	As of December 31, 2020
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$93,663	$7,761	$101,424
U.S. government bonds	438	6	5	449
State and municipal bonds	-	6,662	-	6,662
Foreign government bonds	-	391	74	465
RMBS	-	2,836	2	2,838
CMBS	-	1,494	1	1,495
ABS	-	6,608	570	7,178
Hybrid and redeemable preferred securities	53	444	103	600
Mortgage loans on real estate	-	-	832	832
Trading securities	5	3,794	643	4,442
Equity securities	22	48	57	127
Derivative investments (1)	-	1,733	3,575	5,308
Cash and invested cash	-	1,462	-	1,462
Other assets:
GLB direct embedded derivatives	-	-	450	450
GLB ceded embedded derivatives	-	-	82	82
Indexed annuity ceded embedded derivatives	-	-	550	550
Separate account assets	606	167,351	-	167,957
Total assets	$1,124	$286,492	$14,705	$302,321

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(3,594)	$(3,594)
Reinsurance related embedded derivatives	-	(540)	-	(540)
Other liabilities:
Derivative liabilities (1)	-	(519)	(2,033)	(2,552)
GLB ceded embedded derivatives	-	-	(531)	(531)
Total liabilities	$-	$(1,059)	$(6,158)	$(7,217)

Benefit Plans’ Assets	$-	$123	$-	$123

	As of December 31, 2019
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$80,801	$6,978	$87,779
U.S. government bonds	391	7	5	403
State and municipal bonds	-	5,685	-	5,685
Foreign government bonds	-	298	90	388
RMBS	-	2,997	11	3,008
CMBS	-	1,082	1	1,083
ABS	-	4,615	268	4,883
Hybrid and redeemable preferred securities	77	389	78	544
Trading securities	50	3,886	666	4,602
Equity securities	25	48	30	103
Derivative investments (1)	-	1,089	1,735	2,824
Cash and invested cash	-	1,879	-	1,879
Other assets:
GLB direct embedded derivatives	-	-	450	450
GLB ceded embedded derivatives	-	-	60	60
Indexed annuity ceded embedded derivatives	-	-	927	927
Separate account assets	644	152,916	-	153,560
Total assets	$1,187	$255,692	$11,299	$268,178

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(2,585)	$(2,585)
Reinsurance related embedded derivatives	-	(375)	-	(375)
Other liabilities:
Derivative liabilities (1)	-	(284)	(867)	(1,151)
GLB ceded embedded derivatives	-	-	(510)	(510)
Total liabilities	$-	$(659)	$(3,962)	$(4,621)

Benefit Plans’ Assets	$-	$118	$-	$118

(1)Derivative investment assets and liabilities are presented within the fair value hierarchy on a gross basis by derivative type and not on a master netting basis by counterparty.

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This summary excludes any effect of amortization of DAC, VOBA, DSI and DFEL. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	For the Year Ended December 31, 2020
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (3)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$6,978	$(7)	$281	$435	$74	$7,761
U.S. government bonds	5	-	-	-	-	5
Foreign government bonds	90	-	3	(19)	-	74
RMBS	11	-	-	-	(9)	2
CMBS	1	-	-	-	-	1
ABS	268	-	10	495	(203)	570
Hybrid and redeemable
preferred securities	78	-	(2)	9	18	103
Mortgage loans on real estate	-	(1)	(10)	56	787	832
Trading securities	666	10	-	(32)	(1)	643
Equity securities	30	4	-	18	5	57
Derivative investments	868	986	267	(363)	(216)	1,542
Other assets: (6)
GLB direct embedded derivatives	450	-	-	-	-	450
GLB ceded embedded derivatives	60	22	-	-	-	82
Indexed annuity ceded embedded derivatives	927	538	-	(915)	-	550
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(2,585)	(1,009)	-	-	-	(3,594)
Other liabilities – GLB ceded embedded
derivatives (6)	(510)	(21)	-	-	-	(531)
Total, net	$7,337	$522	$549	$(316)	$455	$8,547

	For the Year Ended December 31, 2019
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (3)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$5,652	$3	$177	$1,195	$(49)	$6,978
U.S. government bonds	-	-	-	-	5	5
Foreign government bonds	109	-	6	(25)	-	90
RMBS	7	-	-	21	(17)	11
CMBS	2	1	-	5	(7)	1
ABS	134	-	1	619	(486)	268
Hybrid and redeemable
preferred securities	75	-	3	-	-	78
Trading securities	67	17	-	850	(268)	666
Equity securities	25	(12)	-	17	-	30
Derivative investments	533	9	164	162	-	868
Other assets: (6)
GLB direct embedded derivatives	123	327	-	-	-	450
GLB ceded embedded derivatives	72	(12)	-	-	-	60
Indexed annuity ceded embedded derivatives	902	158	-	(133)	-	927
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(1,305)	(900)	-	(380)	-	(2,585)
Other liabilities – GLB ceded embedded
derivatives (6)	(196)	(314)	-	-	-	(510)
Total, net	$6,200	$(723)	$351	$2,331	$(822)	$7,337

	For the Year Ended December 31, 2018
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net (2)	Net (3)(4)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$5,350	$10	$(198)	$542	$(52)	$5,652
U.S. government bonds	5	-	-	(5)	-	-
Foreign government bonds	110	-	(1)	-	-	109
RMBS	12	-	-	7	(12)	7
CMBS	6	-	-	35	(39)	2
ABS	117	-	-	223	(206)	134
Hybrid and redeemable
preferred securities	76	-	(1)	-	-	75
Equity AFS securities	161	-	-	-	(161)	-
Trading securities	49	(5)	-	30	(7)	67
Equity securities	-	(1)	-	-	26	25
Derivative investments	30	168	(74)	409	-	533
Other assets: (6)
GLB direct embedded derivatives	903	(780)	-	-	-	123
GLB ceded embedded derivatives	51	21	-	-	-	72
Indexed annuity ceded embedded derivatives	11	(117)	-	1,008	-	902
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(1,418)	198	-	(85)	-	(1,305)
Other liabilities – GLB ceded embedded
derivatives (6)	(954)	758	-	-	-	(196)
Total, net	$4,509	$252	$(274)	$2,164	$(451)	$6,200

(1)The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments (see Note 6).

(2)Issuances, sales, maturities, settlements, calls, net, includes financial instruments acquired in the Liberty Life transaction as follows: corporate bonds of $67 million and ABS of $17 million.

(3)Transfers into or out of Level 3 for fixed maturity AFS and trading securities are reported at amortized cost as of the beginning-of-year. For fixed maturity AFS and trading securities, the difference between beginning-of-year amortized cost and beginning-of-year fair value was included in OCI and earnings, respectively, in the prior years.

(4)Transfers into or out of Level 3 for FHLB stock between equity securities and other investments are reported at cost on our Consolidated Balance Sheets.

(5)Amortization and accretion of premiums and discounts are included in net investment income on our Consolidated Statements of Comprehensive Income (Loss). Gains (losses) from sales, maturities, settlements and calls and credit loss expense are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

(6)Gains (losses) from the changes in fair value are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The following provides the components of the items included in issuances, sales, maturities, settlements and calls, net, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, (in millions) as reported above:

	For the Year Ended December 31, 2020
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,123	$(318)	$(43)	$(195)	$(132)	$435
Foreign government bonds	-	-	(19)	-	-	(19)
ABS	571	-	-	(76)	-	495
Hybrid and redeemable
preferred securities	13	(4)	-	-	-	9
Mortgage loans on real estate	71	(15)	-	-	-	56
Trading securities	300	(126)	(40)	(166)	-	(32)
Equity securities	20	(2)	-	-	-	18
Derivative investments	520	(412)	(471)	-	-	(363)
Other assets – indexed annuity ceded
embedded derivatives	25	-	-	(940)	-	(915)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(284)	-	-	284	-	-
Total, net	$2,359	$(877)	$(573)	$(1,093)	$(132)	$(316)

	For the Year Ended December 31, 2019
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,502	$(45)	$(78)	$(154)	$(30)	$1,195
Foreign government bonds	-	-	(25)	-	-	(25)
RMBS	21	-	-	-	-	21
CMBS	7	-	-	(2)	-	5
ABS	646	(8)	-	(19)	-	619
Trading securities	872	-	-	(22)	-	850
Equity securities	50	(33)	-	-	-	17
Derivative investments	555	(61)	(332)	-	-	162
Other assets – indexed annuity ceded
embedded derivatives	56	-	-	(189)	-	(133)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(591)	-	-	211	-	(380)
Total, net	$3,118	$(147)	$(435)	$(175)	$(30)	$2,331

	For the Year Ended December 31, 2018
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,068	$(171)	$(3)	$(275)	$(77)	$542
U.S. government bonds	-	(5)	-	-	-	(5)
RMBS	7	-	-	-	-	7
CMBS	39	-	-	(4)	-	35
ABS	240	(17)	-	-	-	223
Trading securities	54	(24)	-	-	-	30
Equity securities	1	(1)	-	-		-
Derivative investments	365	465	(421)	-	-	409
Other assets – indexed annuity ceded
embedded derivatives	1,030	-	-	(22)	-	1,008
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(284)	-	-	199	-	(85)
Total, net	$2,520	$247	$(424)	$(102)	$(77)	$2,164

The following summarizes changes in unrealized gains (losses) included in net income, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Derivative investments	$536	$168	$90
Embedded derivatives:
Indexed annuity and IUL contracts	634	(97)	(38)
Other assets – GLB direct and ceded	671	1,015	(75)
Other liabilities – GLB direct and ceded	(671)	(1,015)	75
Total, net (1)	$1,170	$71	$52

(1)Included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The following summarizes changes in unrealized gains (losses) included in OCI, net of tax, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

For the
Year Ended
December 31,
2020
Fixed maturity AFS securities:
Corporate bonds	$60
Foreign government bonds	4
ABS	5
Hybrid and redeemable preferred securities	(3)
Total, net	$66

The following provides the components of the transfers into and out of Level 3 (in millions) as reported above:

1
	For the Year Ended December 31, 2020
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$290	$(216)	$74
RMBS	1	(10)	(9)
ABS	-	(203)	(203)
Hybrid and redeemable preferred
securities	18	-	18
Mortgage loans on real estate	787	-	787
Trading securities	1	(2)	(1)
Equity securities	5	-	5
Derivative investments	-	(216)	(216)
Total, net	$1,102	$(647)	$455

	For the Year Ended December 31, 2019
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$173	$(222)	$(49)
U.S. government bonds	5	-	5
RMBS	-	(17)	(17)
CMBS	-	(7)	(7)
ABS	9	(495)	(486)
Trading securities	5	(273)	(268)
Total, net	$192	$(1,014)	$(822)

	For the Year Ended December 31, 2018
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$78	$(130)	$(52)
RMBS	-	(12)	(12)
CMBS	1	(40)	(39)
ABS	-	(206)	(206)
Equity AFS securities	-	(161)	(161)
Trading securities	-	(7)	(7)
Equity securities	26	-	26
Total, net	$105	$(556)	$(451)

Transfers into and out of Level 3 are generally the result of observable market information on a security no longer being available or becoming available to our pricing vendors. For the years ended December 31, 2020, 2019 and 2018, transfers in and out of Level 3 were attributable primarily to the securities’ observable market information no longer being available or becoming available. In 2020, transfers into Level 3 included certain commercial mortgage loans electing the fair value option. The transfers were due to a lack of observable valuation inputs used by a third-party pricing source. In 2018, transfers into or out of Level 3 also included FHLB stock between equity securities and other investments at cost on our Consolidated Balance Sheets.

The following summarizes the fair value (in millions), valuation techniques and significant unobservable inputs of the Level 3 fair value measurements as of December 31, 2020:

							Weighted
							Average
	Fair	Valuation	Significant	Assumption or			Input
	Value	Technique	Unobservable Inputs	Input Ranges			Range (1)
Assets
Investments:
Fixed maturity AFS and
trading securities:
Corporate bonds	$3,370	Discounted cash flow	Liquidity/duration adjustment (2)	0.2%	-	19.9%	1.8%
Foreign government
bonds	29	Discounted cash flow	Liquidity/duration adjustment (2)	6.0%	-	6.0%	6.0%
ABS	20	Discounted cash flow	Liquidity/duration adjustment (2)	3.5%	-	3.5%	3.5%
Equity securities	22	Discounted cash flow	Liquidity/duration adjustment (2)	4.5%	-	6.0%	5.6%
Other assets –
GLB direct and ceded
embedded derivatives	532	Discounted cash flow	Long-term lapse rate (3)	1%	-	30%	(10)
			Utilization of guaranteed withdrawals (4)	85%	-	100%	94%
			Claims utilization factor (5)	60%	-	100%	(10)
			Premiums utilization factor (5)	80%	-	115%	(10)
			NPR (6)	0.06%	-	1.35%	0.95%
			Mortality rate (7)			(9)	(10)
			Volatility (8)	1%	-	28%	14.53%

Indexed annuity ceded
embedded derivatives	550	Discounted cash flow	Lapse rate (3)	0%	-	9%	(10)
			Mortality rate (7)			(9)	(10)
Liabilities
Future contract benefits –
indexed annuity and IUL
contracts embedded
derivatives	$(3,594)	Discounted cash flow	Lapse rate (3)	0%	-	9%	(10)
			Mortality rate (7)			(9)	(10)
Other liabilities –
GLB ceded embedded
derivatives	(531)	Discounted cash flow	Long-term lapse rate (3)	1%	-	30%	(10)
			Utilization of guaranteed withdrawals (4)	85%	-	100%	94%
			Claims utilization factor (5)	60%	-	100%	(10)
			Premiums utilization factor (5)	80%	-	115%	(10)
			NPR (6)	0.06%	-	1.35%	0.95%
			Mortality rate (7)			(9)	(10)
			Volatility (8)	1%	-	28%	14.53%

(1)Unobservable inputs were weighted by the relative fair value of the instruments, unless otherwise noted.

(2)The liquidity/duration adjustment input represents an estimated market participant composite of adjustments attributable to liquidity premiums, expected durations, structures and credit quality that would be applied to the market observable information of an investment.

(3)The lapse rate input represents the estimated probability of a contract surrendering during a year, and thereby forgoing any future benefits. The range for indexed annuity and IUL contracts represents the lapse rates during the surrender charge period.

(4)The utilization of guaranteed withdrawals input represents the estimated percentage of contract holders that utilize the guaranteed withdrawal feature.

(5)The utilization factors are applied to the present value of claims or premiums, as appropriate, in the GLB reserve calculation to estimate the impact of inefficient withdrawal behavior, including taking less than or more than the maximum guaranteed withdrawal.

(6)

The NPR input represents the estimated additional credit spread that market participants would apply to the market observable discount rate when pricing a contract. The NPR input was weighted by the absolute value of the sensitivity of the reserve to the NPR assumption.

(7)The mortality rate input represents the estimated probability of when an individual belonging to a particular group, categorized according to age or some other factor such as gender, will die.

(8)The volatility input represents overall volatilities assumed for the underlying variable annuity funds, which include a mixture of equity and fixed-income assets. Fair value of the variable annuity GLB embedded derivatives would increase if higher volatilities were used for valuation. Volatility assumptions vary by fund due to the benchmarking of different indices. The volatility input was weighted by the relative account value assigned to each index.

(9)The mortality rate is based on a combination of company and industry experience, adjusted for improvement factors.

(10)A weighted average input range is not a meaningful measurement for lapse rate, utilization factors or mortality rate.

From the table above, we have excluded Level 3 fair value measurements obtained from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets and liabilities, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are non-binding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset or liability is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability. Significant increases or decreases in any of the quotes received from a third-party broker-dealer may result in a significantly higher or lower fair value measurement.

Changes in any of the significant inputs presented in the table above would have resulted in a significant change in the fair value measurement of the asset or liability as follows:

●Investments – An increase in the liquidity/duration adjustment input would have resulted in a decrease in the fair value measurement.

●Indexed annuity and IUL contracts embedded derivatives – For direct embedded derivatives, an increase in the lapse rate or mortality rate inputs would have resulted in a decrease in the fair value measurement.

●GLB embedded derivatives – Assuming our GLB direct embedded derivatives are in a liability position: an increase in our lapse rate, NPR or mortality rate inputs would have resulted in a decrease in the fair value measurement; and an increase in the utilization of guaranteed withdrawal or volatility inputs would have resulted in an increase in the fair value measurement.

For each category discussed above, the unobservable inputs are not inter-related; therefore, a directional change in one input would not have affected the other inputs.

As part of our ongoing valuation process, we assess the reasonableness of our valuation techniques or models and make adjustments as necessary. For more information, see Note 1.

22. Segment Information

We provide products and services and report results through our Annuities, Retirement Plan Services, Life Insurance and Group Protection segments. As discussed in Note 3, we completed the acquisition of Liberty Life during the second quarter of 2018. Related results are included within the Group Protection segment. We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering fixed (including indexed) and variable annuities.

The Retirement Plan Services segment provides employer-sponsored defined benefit and individual retirement accounts, as well as individual and group variable annuities, group fixed annuities and mutual-fund based programs in the retirement plan marketplace.

The Life Insurance segment focuses in the creation and protection of wealth through life insurance products, including term insurance, a linked-benefit product (which is a UL policy linked with riders that provide for long-term care costs), IUL and both single and survivorship versions of UL and VUL, including corporate-owned UL and VUL and bank-owned UL and VUL products.

The Group Protection segment offers group non-medical insurance products, including short and long-term disability, absence management services, term life, dental, vision and accident and critical illness benefits and services to the employer marketplace through various forms of employee-paid and employer-paid plans.

Other Operations includes investments related to our excess capital; benefit plan net liability; the unamortized deferred gain on indemnity reinsurance related to the sale of reinsurance; the results of certain disability income business; our run-off institutional pension business, the majority of which was sold on a group annuity basis; debt costs; strategic digitization expense; and other corporate investments.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

●Realized gains and losses associated with the following (“excluded realized gain (loss)”):

◾Sales or disposals and impairments of financial assets;

◾Changes in the fair value of equity securities;

◾Changes in the fair value of derivatives, embedded derivatives within certain reinsurance arrangements and trading securities (“gain (loss) on the mark-to-market on certain instruments”);

◾GLB rider fees ceded to LNBAR;

◾The net valuation premium of the GLB attributed rider fees; and

◾Changes in the fair value of the embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for at fair value (“indexed annuity forward-starting option”);

●Changes in reserves resulting from benefit ratio unlocking on our GLB riders;

●Income (loss) from reserve changes, net of related amortization, on business sold through reinsurance;

●Gains (losses) on early extinguishment of debt;

●Losses from the impairment of intangible assets;

●Income (loss) from discontinued operations;

●Acquisition and integration costs related to mergers and acquisitions; and

●Income (loss) from the initial adoption of new accounting standards, regulations, and policy changes including the net impact from the Tax Cuts and Jobs Act.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

●Excluded realized gain (loss);

●Revenue adjustments from the initial adoption of new accounting standards;

●Amortization of DFEL arising from changes in GDB and GLB benefit ratio unlocking; and

●Amortization of deferred gains arising from reserve changes on business sold through reinsurance.

The tables below reconcile our segment measures of performance to the GAAP measures presented in our Consolidated Statements of Comprehensive Income (Loss) (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Revenues
Operating revenues:
Annuities	$4,067	$4,240	$4,025
Retirement Plan Services	1,197	1,186	1,164
Life Insurance	7,086	6,999	6,489
Group Protection	4,792	4,587	3,756
Other Operations	166	199	209
Excluded realized gain (loss), pre-tax	(742)	(1,019)	(285)
Total revenues	$16,566	$16,192	$15,358

	For the Years Ended December 31,
	2020	2019	2018
Net Income (Loss)
Income (loss) from operations:
Annuities	$1,125	$987	$1,122
Retirement Plan Services	157	162	160
Life Insurance	(12)	267	530
Group Protection	42	237	186
Other Operations	(161)	(148)	(130)
Excluded realized gain (loss), after-tax	(586)	(804)	(225)
Benefit ratio unlocking, after-tax	4	-	-
Net impact from the Tax Cuts and Jobs Act	37	16	(3)
Acquisition and integration costs related to mergers and acquisitions, after-tax	(15)	(103)	(67)
Net income (loss)	$591	$614	$1,573

Other segment information (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Net Investment Income
Annuities	$1,192	$1,070	$947
Retirement Plan Services	924	917	892
Life Insurance	2,689	2,494	2,546
Group Protection	329	306	259
Other Operations	130	175	200
Total net investment income	$5,264	$4,962	$4,844

	For the Years Ended December 31,
	2020	2019	2018
Amortization of DAC and VOBA, Net of Interest
Annuities	$376	$427	$347
Retirement Plan Services	28	25	27
Life Insurance	768	757	701
Group Protection	114	111	92
Total amortization of DAC and VOBA, net of interest	$1,286	$1,320	$1,167

	For the Years Ended December 31,
	2020	2019	2018
Federal Income Tax Expense (Benefit)
Annuities	$187	$148	$187
Retirement Plan Services	21	21	28
Life Insurance	(28)	50	116
Group Protection	11	63	50
Other Operations	(51)	(61)	(48)
Excluded realized gain (loss)	(155)	(215)	(61)
Benefit ratio unlocking	1	-	-
Net impact from the Tax Cuts and Jobs Act	(37)	(16)	3
Acquisition and integration costs related to
mergers and acquisitions	(5)	(27)	(18)
Total federal income tax expense (benefit)	$(56)	$(37)	$257

	As of December 31,
	2020	2019
Assets
Annuities	$183,721	$166,639
Retirement Plan Services	45,379	40,190
Life Insurance	102,806	93,327
Group Protection	10,201	9,468
Other Operations	26,212	26,392
Total assets	$368,319	$336,016

23. Supplemental Disclosures of Cash Flow Data

The following summarizes our supplemental cash flow data (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Interest paid	$127	$152	$154
Income taxes paid (received)	78	245	192
Significant non-cash investing and financing transactions:
Equity securities received in exchange of
fixed maturity AFS securities	17	-	-
Acquisition of note receivable from affiliate	45	392	31
Reduction of other assets in connection with
the expiration of an affiliate repurchase agreement	-	(150)	-
Investments received in financing transactions	-	-	263
Exchange of surplus note for promissory note with affiliate:
Carrying value of net asset	13	40	58
Carrying value of net liability	(13)	(40)	(58)

24. Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations (in millions) were as follows:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2020
Total revenues	$4,241	$3,531	$4,571	$4,223
Total expenses	3,640	3,757	5,029	3,605
Net income (loss)	502	(145)	(327)	561

2019
Total revenues	$3,764	$3,928	$4,227	$4,273
Total expenses	3,646	3,686	4,526	3,757
Net income (loss)	133	222	(201)	460

25. Transactions with Affiliates

The following summarizes transactions with affiliates (in millions) and the associated line item on our Consolidated Balance Sheets:

	As of December 31,
	2020	2019
Assets with affiliates:
Inter-company notes	$1,514	$1,557	Fixed maturity AFS securities
Ceded reinsurance contracts	(141)	(115)	Deferred acquisition costs and value of
			business acquired
Accrued inter-company interest receivable	4	6	Accrued investment income
Ceded reinsurance contracts	2,701	2,473	Reinsurance recoverables, net of allowance
			for credit losses
Ceded reinsurance contracts	221	228	Other assets
Cash management agreement	2,568	1,227	Other assets
Service agreement receivable	34	6	Other assets

Liabilities with affiliates:
Assumed reinsurance contracts	26	26	Future contract benefits
Assumed reinsurance contracts	387	390	Other contract holder funds
Ceded reinsurance contracts	(34)	(38)	Other contract holder funds
Inter-company short-term debt	497	609	Short-term debt
Inter-company long-term debt	2,412	2,414	Long-term debt
Ceded reinsurance contracts	145	46	Reinsurance related embedded derivatives
Ceded reinsurance contracts	5,233	3,757	Funds withheld reinsurance liabilities
Ceded reinsurance contracts	(287)	497	Other liabilities
Accrued inter-company interest payable	4	5	Other liabilities
Service agreement payable	28	22	Other liabilities

The following summarizes transactions with affiliates (in millions) and the associated line item on our Consolidated Statements of Comprehensive Income (Loss):

	For the Years Ended December 31,
	2020	2019	2018
Revenues with affiliates:
Premiums received on assumed (paid on ceded)
reinsurance contracts	$(439)	$(407)	$(404)	Insurance premiums
Fees for management of general account	(140)	(133)	(106)	Net investment income
Net investment income on ceded funds withheld treaties	(119)	(139)	(123)	Net investment income
Net investment income on inter-company notes	40	53	49	Net investment income
Realized gains (losses) on ceded reinsurance contracts:
GLB reserves embedded derivatives	(30)	(305)	709	Realized gain (loss)
Other gains (losses)	(175)	(301)	237	Realized gain (loss)
Reinsurance related settlements	193	472	(1,189)	Realized gain (loss)
Amortization of deferred gain (loss) on reinsurance
contracts	3	(4)	(5)	Amortization of deferred gain
				on business sold through
				reinsurance
Benefits and expenses with affiliates:
Interest credited on assumed reinsurance contracts	45	60	57	Interest credited
Reinsurance (recoveries) benefits on ceded reinsurance	(585)	(254)	(610)	Benefits
Ceded reinsurance contracts	(1)	(19)	(8)	Commissions and other
				expenses
Service agreement payments (receipts)	(17)	15	3	Commissions and other
				expenses
Interest expense on inter-company debt	116	130	126	Interest and debt expense

Inter-Company Notes

LNC issues inter-company notes to us for a predetermined face value to be repaid by LNC at a predetermined maturity with a specified interest rate.

Cash Management Agreement

In order to manage our capital more efficiently, we participate in an inter-company cash management program where LNC can lend to or borrow from us to meet short-term borrowing needs. The cash management program is essentially a series of demand loans, which are permitted under applicable insurance laws, among LNC and its affiliates that reduces overall borrowing costs by allowing LNC and its subsidiaries to access internal resources instead of incurring third-party transaction costs. The borrowing and lending limit is currently 3% of our admitted assets as of December 31, 2020.

Service Agreements

In accordance with service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and receive an allocation of corporate overhead. Corporate overhead expenses are allocated based on specific methodologies for each function. The majority of the expenses are allocated based on the following methodologies: headcount, capital, investments by product, assets under management, weighted policies in force and sales.

Ceded Reinsurance Contracts

As discussed in Note 9, we cede insurance contracts to LNBAR. We cede certain guaranteed benefit risks (including certain GDB and GWB benefits) to LNBAR. As discussed in Note 6, we cede the GLB reserves embedded derivatives and the related hedge results to LNBAR.

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary of LOCs aggregating to $1 million and $115 million as of December 31, 2020 and 2019, respectively. The LOCs are obtained by the affiliate reinsurer and issued by banks in order for the Company to recognize the reserve credit.

PART C

OTHER INFORMATION

ITEM 26 — EXHIBITS

1. Board of Directors Resolutions.

(a) Resolution of the Board of Directors of Liberty Life Assurance Company of Boston authorizing establishment of LLAC Variable Account. Incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed October 21, 1998.

2. Custodian Agreements. Not applicable.

3. Underwriting Contracts.

(a) Lincoln Financial Distributors, Inc. (filed herewith).

4. Contracts.

(a)(i) Specimen Contract incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(a)(ii) Specimen Contract incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 28, 2000.

(b) Specimen Disability Waiver of Monthly Deduction Benefit Agreement incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(c) Specimen Children’s Protection Benefit Agreement incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(d) Specimen Disability Waiver of Specified Monthly Premium Benefit Agreement incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(e) Specimen Primary Insured Term Insurance Benefit Agreement incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(f) Specimen Additional Insured Term Insurance Benefit Agreement incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(g) Specimen Accidental Death and Dismemberment Benefit Agreement incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(h) Specimen Accelerated Death Benefit Agreement incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 28, 2000.

(i) Merger Endorsement (filed herewith).

5. Applications.

(a) Specimen Application incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed October 21, 1998.

(b) Specimen Variable Life Insurance Supplemental Application incorporated by reference to Post-Effective Amendment No.10 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 30, 2007.

6. Depositor’s Certificate of Incorporation and By-Laws.

(a) Articles of Incorporation of The Lincoln National Life Insurance Company incorporated by reference to the Post-Effective Amendment No. 9 to the Registration Statement (33-04999) filed on or about September 24, 1996.

(b)By-Laws of The Lincoln National Life Insurance Company incorporated by reference to the Post-Effective Amendment No. 3 to the Registration Statement (File No. 333-118478) filed on April 5, 2007.

7. Reinsurance Contracts.

(a) Automatic Self Administered YRT Reinsurance Agreement between Liberty Life Assurance Company of Boston and Swiss Re Life and Health America Inc. incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed February 18, 2003.

(b) Automatic Yearly Renewable Term Reinsurance Agreement between Liberty Life Assurance Company of Boston and General & Cologne Life RE of America incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed February 18, 2003.

(c) Form of Automatic Self Administered YRT Reinsurance Agreement between Liberty Life Assurance Company of Boston and General RE Life Corporation incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed February 28, 2005.

(d) Reinsurance Agreement dated May 1, 2018 between Lincoln Life andProtective Life, (filed herewith).*

8. Participation Agreements.

(a)(1) Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., Liberty Life Assurance Company of Boston, on behalf of itself and its Separate Accounts, and Liberty Life Distributors LLC incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(a)(2) Administrative Services Agreement between Liberty Life Assurance Company of Boston and AIM Advisers, Inc. incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(a)(3) Amendment No. 1 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., Liberty Life Assurance Company of Boston, on behalf of itself and its Separate Accounts, and Liberty Life Distributors, LLC incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed Apri1 11, 2001.

(a)(4) Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, A I M Distributors, Inc., Liberty Life Assurance Company of Boston, on behalf of itself and its Separate Accounts, and Liberty Life Distributors LLC incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed February 28, 2005.

(a)(5) Amendment to Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc., Liberty Life Assurance Company of Boston and Liberty Life Securities LLC incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 76931), filed April 29, 2008.

(b)(1) Participation Agreement Among Liberty Life Assurance Company of Boston, Liberty Variable Investment Trust, Liberty Advisory Services Corp. and Liberty Funds Distributor, Inc. incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(b)(2) Administrative Services Agreement between Liberty Life Assurance Company of Boston and Liberty Advisory Services Corp. incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

*Information omitted from exhibit.

(b)(3) Amendment 1 to Participation Agreement Among Liberty Life Assurance Company of Boston, Liberty Variable Investment Trust, Liberty Advisory Services Corp. and Liberty Funds Distributor, Inc. incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(b)(4) Amendment No. 2 to Participation Agreement Among Liberty Life Assurance Company of Boston, Liberty Variable Investment Trust, Liberty Advisory Services Corp. and Liberty Funds Distributor, Inc. incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 28, 2003.

(b)(5) Amendment No. 1 to Administrative Services Agreement between Liberty Life Assurance Company of Boston and Liberty Advisory Services Corp. incorporated by reference to Post-Effective Amendment No. 9 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 28, 2006.

(c)(1) Fund Participation Agreement between Liberty Life Assurance Company of Boston and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a/Dreyfus Stock Index Fund) incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(c)(2) Administrative Services Agreement between The Dreyfus Corporation and Liberty Life Assurance Company of Boston incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(c)(3) Amendment to Fund Participation Agreement between Liberty Life Assurance Company of Boston and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund) and Dreyfus Investment Portfolios incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed Apri1 11, 2001.

(c)(4) Amendment to Administrative Services Agreement between The Dreyfus Corporation and Liberty Life Assurance Company of Boston incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed Apri1 11, 2001.

(d)(1) Participation Agreement among MFS Variable Insurance Trust, Liberty Life Assurance Company of Boston, and Massachusetts Financial Services Company incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(d)(2) Amendment to Participation Agreement among MFS Variable Insurance Trust, Liberty Life Assurance Company of Boston, and Massachusetts Financial Services Company incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(d)(3) Amendment 2 to Participation Agreement among MFS Variable Insurance Trust, Liberty Life Assurance Company of Boston, and Massachusetts Financial Services Company incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed Apri1 11, 2001.

(d)(4) Amendment  to Participation Agreement among MFS Variable Insurance Trust, Liberty Life Assurance Company of Boston, and Massachusetts Financial Services Company incorporated by reference to Post-Effective Amendment No.10 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 30, 2007.

(d)(5) Amendment 4 to Participation Agreement among MFS Variable Insurance Trust, Liberty Life Assurance Company of Boston, and Massachusetts Financial Services Company incorporated by reference to Post-Effective Amendment No.10 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 30, 2007.

(e)(1) Participation Agreement among Liberty Life Assurance Company of Boston, Stein Roe Variable Investment Trust, Stein Roe & Farnham, Incorporated and Keyport Financial Services Corp. incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(e)(2) Administrative Services Agreement between Liberty Life Assurance Company of Boston and Stein Roe & Farnham, Inc. incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(e)(3) Amendment 1 to Participation Agreement among Liberty Life Assurance Company of Boston, Stein Roe Variable Investment Trust, Stein Roe & Farnham, Incorporated and Keyport Financial Services Corp. incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 28, 2000.

(e)(4) Amendment #1 to Administrative Services Agreement between Liberty Life Assurance Company of Boston and Stein Roe & Farnham, Incorporated incorporated by reference to Post-Effective Amendment No. 9 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 28, 2006.

(f)(1) Participation Agreement among Liberty Life Assurance Company of Boston, and Franklin Templeton Variable Insurance Products Trust incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed Apri1 11, 2001.

(f)(2) Amendment to Participation Agreement as of May 3, 2004 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton/Distributors, Inc. and Liberty Life Assurance Company of Boston incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed February 28, 2005.

(f)(3) Amendment to Participation Agreement effective June 5, 2007 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc. and Liberty Life Assurance Company of Boston incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 29, 2008.

(g)(1) Participation Agreement as of February 2, 2007 by and among Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC, Columbia Management Distributors, Inc. and Liberty Life Assurance Company of Boston incorporated by reference to Post-Effective Amendment No.10 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 30, 2007.

(g)(2) Administrative Services Agreement as of February 2, 2007 between Liberty Life Assurance Company of Boston and Columbia Management Distributors, Inc. incorporated by reference to Post-Effective Amendment No.10 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 30, 2007.

9. Administrative Contracts.

(a) Administrative Services Agreement between Liberty Life Assurance Company of Boston and Protective Life Insurance Company, (filed herewith).*

10. Other Material Contracts. Not applicable.

11. Legal Opinion.

(a) Opinion of Scott Durocher (filed herewith).

12. Actuarial Opinion.

(a) Opinion of Kristin J. Weinhold, FSA, MAAA, CLU, incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement of LLAC Variable Account on form N-6 (File No. 333-76931), filed April 29, 2008.

13. Calculation.

(a) Illustration Sample Calculation, incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement of LLAC Variable Account on form N-6 (File No. 333-76931), filed April 29, 2008.

14. Other Opinions.

(a) Consent of Independent Auditors

(i) Consent of Mitchel Titus, LLP (filed herewith).

(ii) Consent of Ernst & Young LLP (filed herewith).

15. Omitted Financial Statements. Not applicable.

16. Initial Capital Agreements. Not applicable.

17. Redeemability Exemption.

(a) Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(iii), incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement of LLAC Variable Account on form N-6 (File No. 333-76931), filed April 29, 2008.

18. Powers of Attorney.(filed herewith).

(a) Power of Attorney for J. Paul Condrin III, Edmund F. Kelly, A. Alexander Fontanes, Christopher C. Mansfield and Jean M. Scarrow incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed April 18, 2002.

(b) Power of Attorney for Dennis J. Langwell and Laurance H. S. Yahia incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement of LLAC Variable Account on Form N-6 (File No. 333-76931), filed April 30, 2004.

*Information omitted from exhibit.

ITEM 27 — DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICES WITH DEPOSITOR

Dennis R. Glass	President, Director and Chairman

Ellen G. Cooper	Executive Vice President, Chief Investment Officer and Director

Randal Frietag	Executive Vice President, Chief Financial Officer and Director

Craig T. Beazer	Executive Vice President, General Counsel and Director

Christopher A. Giovanni	Senior Vice President and Treasurer

Stephen B. Harris	Senior Vice President and Chief Ethics and Compliance Officer

Keith J. Ryan	Vice President and Director

Joseph D. Spada	Vice President and Chief Compliance Officer for Separate Accounts

The principal business address of each of the foregoing officers and directors is 1301 S. Harrison Street, Fort Wayne, Indiana 46802.

ITEM 28 - PERSON CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Lincoln National Corporation. The Lincoln National Life Insurance Company is described more fully in the prospectus included in this registration statement.
For more information regarding the company structure of Lincoln National Corporation, please refer to the organizational chart, filed herein.

ITEM 29 - INDEMNIFICATION

Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30 - PRINCIPAL UNDERWRITER

(a) Lincoln Financial Distributors, Inc. (“LFD”) currently serves as Principal Underwriter for: Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y; Lincoln Life Variable Annuity Account JF-H; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JL-A; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln Variable Insurance Products Trust; Lincoln Advisors Trust.

(b) Officers and Directors of Lincoln Financial Distributors, Inc.:

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICES WITH UNDERWRITER
John C. Kennedy*	President and Chief Executive Officer
Andrew J. Bucklee*	Senior Vice President and Director
William A. Nash**	Senior Vice President and Director
Christopher A. Giovanni*	Senior Vice President and Treasurer
MacGregor B. Maitland*	Vice President and Chief Compliance Officer
Thomas P. O'Neill*	Senior Vice President and Chief Operating Officer
Claire H. Hanna*	Secretary

*Principal Business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

**Principal Business address is 3108 Rhett Butler Place, Charlotte, NC 28270

(1) NAME OF PRINCIPAL UNDERWRITER	(2) NET UNDERWRITING DISCOUNTS AND COMMISSIONS	(3) COMPENSATION ON REDEMPTION	(4) BROKERAGE COMMISSIONS	(5) OTHER COMPENSATION

Lincoln Financial Distributors, Inc.
	$0	$0	$	$0

ITEM 31 - LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under that section are maintained by The Lincoln National Life Insurance Company at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

ITEM 32 - MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B.

ITEM 33 - FEE REPRESENTATION

The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Life Insurance Contracts hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf by the undersigned, duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 1st day of October 2021.

By:	Variable Life Account LMB-V
Registrant

By:	/s/ Scott Durocher
Scott Durocher Vice President

By:	The Lincoln National Life Insurance Company
Depositor

By:	/s/ Scott Durocher
Scott Durocher
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 1, 2021.

/s/ Dennis R. Glass*
Dennis R. Glass
 President and Director

/s/ Ellen G. Cooper*
Ellen G. Cooper
Executive Vice President, Chief Investment Officer

/s/ Randal J. Freitag*
Randal J. Freitag Executive Vice President, Chief Financial Officer and Director

/s/ Craig T. Beazer*
Craig T. Beazer Executive Vice President and Director

/s/ Keith J. Ryan*
Keith J. Ryan Vice President and Director

*By:	/s/ Scott Durocher
Scott Durocher

Attorney-in-fact
Pursuant to Power of Attorney

*Scott Durocher has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and included as Exhibit 18 of this Registration Statement.

EXHIBIT INDEX

3.(a) Lincoln Financial Distributors, Inc. Underwriting Agreement
4.(i) Merger Endorsement
7.(d) Reinsurance Agreement dated May 1, 2018 betweenLincoln Life and Protective Life
9.(a) Administrative Services Agreement between Liberty Life Assurance Company of Boston and Protective Life Insurance Company
11.(a) Legal Opinion and Consent Scott Durocher
14.(a)(i) Consent of Mitchel Titus, LLP
14.(a)(ii) Consent of Ernst & Young LLP
18. Powers of Attorney